

PLAYA
HOTELS & RESORTS®

ANNUAL REPORT
2022

Hilton
La Romana

The post-pandemic recovery for the travel industry continued to build on the momentum established in 2021 and Playa's exceptional value proposition positioned us well to deliver robust financial results and a best-in-class guest experience. Following the brief disruption in the beginning of the year due to the Omicron variant, our Occupancy rate reached the mid-70's during the middle of the year, finally resembling typical resort operations last seen pre-2020. While higher rates of inflation in many parts of the world were indeed a headwind for consumers, our all-inclusive value proposition continued to resonate with guests as we were able to grow our Average Daily Rate (ADR) nearly 20% year-over-year, while maintaining very high guest satisfaction scores. The year was not without challenges, as Hurricane Fiona caused significant disruption at some of our resorts in the Dominican Republic, which required temporary closures for required repair work, which negatively impacted our fourth quarter Occupancy and EBITDA. Despite the challenges presented by Omicron and Hurricane Fiona, Playa still managed to generate its highest annual ADR and EBITDA in the Company's history. We expect the shift in consumer spending towards travel and services to continue in 2023 and are focused on managing what is in our control to continue offering a compelling value proposition to our guests and driving growth for our shareholders.



2022 FINANCIAL PERFORMANCE HIGHLIGHTS

The travel recovery was well underway in 2022 and our Occupancy rate improved by over 20 percentage points compared to 2021 as COVID-19 related travel restrictions were eased throughout many parts of the world. For nearly every one of our major guest source markets, demand surged roughly two quarters after their respective countries eased travel restrictions. The same dynamic was also observable in our own resort markets, with the most recent example being the incredible acceleration in our Jamaican segment as we moved through 2022 following the lifting of most COVID-19 related travel restrictions in April 2022. Jamaica was the last of our markets to ease restrictions and while the acceleration has been fantastic, I still think this segment has more runway for improvement as this was our best market pre-pandemic and it has not regained its historical ADR premium versus our other markets.

Our resorts in Mexico and the Dominican Republic also had exceptional years, building on the successes of 2021. Perhaps the most remarkable development of 2022 was that we saw no decrease in guest demand in the Dominican Republic once we reopened our resorts after completing repair work as a result of Hurricane Fiona.

We continue to focus on our service level to drive ADR gains as it separates Playa from the competition, leads to higher guest satisfaction scores, and reduces the operational burden on our operations team and associates. While many of our competitors have increased their prices, few are offering the same or better products as compared to the pre-pandemic period. I believe that is what is really setting Playa apart and has positioned us well to continue to succeed in the future. Our resorts have been fully staffed every step of the recovery as labor availability has not been as challenging in our markets compared to what many are experiencing in the United States.

Putting it all together, we were able to deliver record Adjusted EBITDA of $243 million in 2022, despite the negative impacts from the Omicron variant and Hurricane Fiona. We will continue executing our strategic objectives in 2023 and are expecting to deliver Adjusted EBITDA of $260-280 million for the full year.

SIGNIFICANTLY IMPROVED LIQUIDITY PROFILE AND CASH FLOWS

We entered 2022 with nearly $865 million of net debt and trailing 12 month leverage of ~8.7x but exited 2022 with nearly $780 million of net debt and trailing 12 month leverage of ~3.2x. The significant improvement in our balance sheet is a reflection of the improvement in our underlying business fundamentals and our capital discipline, given our minimal CAPEX spend in 2022.

Also on the balance sheet front, we refinanced our debt and increased the capacity of our Revolving Credit Facility during the fourth quarter of 2022. With the upcoming maturity of our previous debt and uncertainty in the credit markets during the past year, we felt it was prudent to extend the maturity of our debt, while also enhancing our ability to make capital allocation decisions. With respect to capital allocation, our Board of Directors reauthorized a new $100 million share repurchase program in September of 2022 and we subsequently repurchased ~$46 million of PLYA stock in 2022. Given the significant amount of share repurchases in 2022 and the expected free cash flow generation in 2023, our Board of Directors authorized a new $200 million repurchase program during the first quarter of 2023. Given PLYA's valuation, I believe that repurchasing our shares is one of the best uses of capital on a risk and time adjusted basis. We will balance strategic capital investments in our portfolio with share repurchases and intend to maintain our leverage ratios well below pre-pandemic levels.



SANCTUARY CAP CANA

CONTINUED PROGRESS ON STRATEGIC IMPERATIVES

We opened four new third-party resorts under Playa management during 2022, bringing our managed resort count to a total of eight resorts. The third-party management platform is an excellent way of leveraging our domain expertise and our existing infrastructure to grow our EBITDA in a capital efficient manner. Interest in working with Playa as a third-party resort manager has grown in recent years, reflecting the strength of our publicly available financial performance.

At the end of 2021 we converted two of our existing resorts to the Wyndham Alltra brand as part of our strategic alliance with Wyndham Hotels. These resorts under the Wyndham Alltra brand have exceeded our expectations, with fundamental momentum accelerating through the year as brand awareness built. The success is particularly exciting given the size of the market opportunity in the upper-midscale segment.

Our direct booking growth was another highlight in 2022, and is tracking towards our goal of booking nearly half of our business direct by the end of 2023. The addition of Wyndham to our branded resort portfolio and our ongoing channel optimization efforts have driven the direct booking gains, even as our Occupancy rate has continued to normalize and other channels have begun producing business in a more meaningful way.

Finally, I am very excited about the potential for The Playa Collection, a third-party owned and operated vacation membership club program, that we will continue to implement across our portfolio during 2023. While it is still early, the results we have seen at just a few resorts in 2022 are promising for the potential of this business as it gets ramped. This represents another avenue for meaningful profit growth in a capital efficient way, while also strengthening our relationships with our guests and further optimizing our customer acquisition costs.

As we look ahead to 2023, I am encouraged by the demand we are seeing and our competitive positioning. Our revenue on the books for 2023 is up for every quarter of the year compared to 2022, with ADR continuing to show improvement. Once again, I have to thank the extraordinary Playa associates at our resorts that make this all possible. They represent the true essence of hospitality and really bring to life our "service from the heart" guest focus. I would also like to thank our investors for your ongoing support and confidence in the Playa team.

Sincerely,

Bruce D. Wardinski
Chairman and CEO

MEXICO



HYATT ZILARA CANCUN

310 Rooms | Adults-Only
Cancun, Mexico



HYATT ZIVA CANCUN

547 Rooms | All-Ages
Cancun, Mexico



HYATT ZIVA LOS CABOS

591 Rooms | All-Ages
Los Cabos, Mexico



HYATT ZIVA PUERTO VALLARTA

335 Rooms | All-Ages
Puerto Vallarta, Mexico



HYATT ZIVA RIVIERA CANCUN*

438 Rooms | All-Ages
Riviera Maya, Mexico



WYNDHAM ALLTRA CANCUN

458 Rooms | All-Ages
Cancun, Mexico



WYNDHAM ALLTRA PLAYA DEL CARMEN

287 Rooms | Adults-Only
Playa del Carmen, Mexico



HILTON PLAYA DEL CARMEN

524 Rooms | Adults-Only
Playa del Carmen, Mexico



THE YUCATAN RESORT PLAYA DEL CARMEN*

60 Rooms | Adults-Only
Playa del Carmen, Mexico



WYNDHAM ALLTRA RIVIERA NAYARIT*

229 Rooms | All-Ages
Nuevo Vallarta, Mexico



HYATT ZILARA RIVIERA MAYA*

291 Rooms | Adults-Only
Riviera Maya, Mexico



SEADUST CANCUN FAMILY RESORT*

502 Rooms | All-Ages
Cancun, Mexico

Managed by Playa Hotels & Resorts, owned by a third-party

JAMAICA



HYATT ZILARA ROSE HALL

344 Rooms | Adults-Only
Montego Bay, Jamaica



HYATT ZIVA ROSE HALL

276 Rooms | All-Ages
Montego Bay, Jamaica



JEWEL GRANDE MONTEGO BAY RESORT & SPA*

217 Rooms | All-Ages
Montego Bay, Jamaica



HILTON ROSE HALL RESORT & SPA

495 Rooms | All-Ages
Montego Bay, Jamaica



JEWEL PARADISE COVE BEACH RESORT & SPA

225 Rooms | Adults-Only
Runaway Bay, Jamaica

DOMINICAN REPUBLIC



HYATT ZILARA CAP CANA

375 Rooms | Adults-Only
Cap Cana, Dominican Republic



HYATT ZIVA CAP CANA

375 Rooms | All-Ages
Cap Cana, Dominican Republic



HILTON LA ROMANA FAMILY RESORT

418 Rooms | All-Ages
La Romana, Dominican Republic



HILTON LA ROMANA ADULT RESORT

356 Rooms | Adults-Only
La Romana, Dominican Republic



SANCTUARY CAP CANA*

324 Rooms | Adults-Only
Cap Cana, Dominican Republic



JEWEL PALM BEACH

500 Rooms | All-Ages
Punta Cana, Dominican Republic



JEWEL PUNTA CANA

620 Rooms | All-Ages
Punta Cana, Dominican Republic

*Managed by Playa Hotels & Resorts, owned by a third-party

WE ARE **PLAYA** HOTELS **&** RESORTS

OUR BRANDS



PLAYA
HOTELS & RESORTS®

HYATT ZILARA™
HYATT ZIVA™
ALL INCLUSIVE RESORTS

Hilton
ALL-INCLUSIVE

WYNDHAM *Alltra*
ALL-INCLUSIVE RESORTS

JEWEL RESORTS

ALL-INCLUSIVE
by MARRIOTT BONVOY®

TAPESTRY
COLLECTION
by Hilton™

OPENINGS AND MILESTONES

MAR 2017
Playa Goes Public

OCT 2017
Management of Sanctuary Cap Cana

JUN 2018
Sagicor Acquisition Complete

SEP 2018
Hilton Strategic Alliance Announced

NOV 2018
Began conversion of Hilton Playa del Carmen and Hilton La Romana

DEC 2021
Strategic Alliance with Wyndham Hotels and Conversion of Two Resorts

SEP 2021
Hyatt Ziva Riviera Cancun Grand Opening

MAY 2021
The Yucatan Resort Playa del Carmen, Tapestry Collection by Hilton Grand Opening

MAY 2020
Sale of Jewel Dunn's River and Jewel Runaway Bay

DEC 2019
Hyatt Zilara and Hyatt Ziva Cap Cana Grand Opening

SEP 2022
Sanctuary Cap Cana debuts as the world's first Luxury Collection All-Inclusive Resort by Marriott

SEP 2022
Announced the development of IHG's first Kimpton All-Inclusive Resort in Riviera Maya

DEC 2022
Hyatt Zilara Riviera Maya Grand Opening

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

COMMISSION FILE NO. 001-38012

Playa Hotels & Resorts N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	98-1346104
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**

Nieuwezijds Voorburgwal 104

1012 SG Amsterdam, the Netherlands	**Not Applicable**
(Address of Principal Executive Offices)	**(Zip Code)**

+ 31 6 82 55 84 30

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares, €0.10 par value	PLYA	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past ninety (90) days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of the registrant's ordinary shares, €0.10 par value, held by non-affiliates of the registrant was approximately $1,007.5 million (based upon the closing sale price of the registrant's ordinary shares on June 30, 2022 on the Nasdaq).

As of February 20, 2023, there were 157,835,295 shares of the registrant's ordinary shares, €0.10 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference portions of the registrant's Proxy Statement for its 2023 annual general meeting of shareholders to be held on May 11, 2023.

Playa Hotels & Resorts N.V.
TABLE OF CONTENTS
FISCAL YEAR ENDED DECEMBER 31, 2022

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, portfolio performance, results of operations, liquidity and financial condition. Likewise, our consolidated financial statements and all of our statements regarding anticipated growth in our operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this annual report reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The following factors, among others, could also cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- *general economic uncertainty and the effect of general economic conditions, including inflation, rising interest rates and a potential economic recession, on consumer discretionary spending and the lodging industry in particular;*

- *the popularity of the all-inclusive resort model, particularly in the luxury segment of the resort market;*

- *changes in economic, social or political conditions in the regions we operate, including changes in perception of public-safety, changes in unemployment rates and labor force availability, and changes in the supply of rooms from competing resorts;*

- *the success and continuation of our relationships with Hyatt Hotels Corporation ("Hyatt"), Hilton Worldwide Holdings, Inc. ("Hilton"), and Wyndham Hotels & Resorts, Inc. ("Wyndham");*

- *the volatility of currency exchange rates;*

- *the success of our branding or rebranding initiatives with our current portfolio and resorts that may be acquired in the future;*

- *our failure to successfully complete acquisition, expansion, repair and renovation projects in the timeframes and at the costs and returns anticipated;*

- *changes we may make in timing and scope of our development and renovation projects;*

- *significant increases in construction and development costs;*

- *significant increases in utilities, labor or other resort costs;*

- *our ability to obtain and maintain financing arrangements on attractive terms or at all;*

- *our ability to obtain and maintain ample liquidity to fund operations and service debt;*

- *the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate;*

- *the ability of our guests to reach our resorts given government mandated travel restrictions, such as those related to COVID-19, or airline service/capacity issues, as well as changes in demand for our resorts resulting from government mandated safety protocols and/or health concerns, including those related to COVID-19;*

- *the effectiveness of our internal controls and our corporate policies and procedures;*

- *changes in personnel and availability of qualified personnel;*

- *extreme weather events, such as hurricanes, floods and extreme heat waves, which may increase in frequency and severity as a result of climate change, and other natural disasters;*

- *public health crises, such as the resurgence of COVID-19 or the outbreak of other contagious diseases;*

- *dependence on third parties to provide Internet, telecommunications and network connectivity to our data centers;*

- *the volatility of the market price and liquidity of our ordinary shares and other of our securities; and*

- *the increasingly competitive environment in which we operate.*

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this annual report, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

Unless the context requires otherwise, in this annual report, we use the terms "the Company," "Playa," "our company," "we," "us," "our" and similar references to refer to Playa Hotels & Resorts N.V., a Dutch public limited liability company (naamloze vennootschap), and, where appropriate, its subsidiaries.

Risk Factor Summary

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage our shareholders to carefully review the full risk factors contained in this Annual Report on Form 10-K in their entirety for additional information regarding the risks and uncertainties that could cause our actual results to vary materially from recent results or from our anticipated future results.

- The COVID-19 pandemic has had, and may continue to have, a significant material adverse effect on our business, results of operations, cash flows and financial condition.

- General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us.

- Recent significant increases in inflation and interest rates could adversely impact us and our customers.

- We are exposed to significant risks related to the geographic concentration of our resorts, including weather-related emergencies, natural disasters, and instability in government and public safety.

- Terrorist acts, armed conflict, civil unrest, criminal activity and threats thereof, and other international events impacting the security of travel or the perception of security of travel could adversely affect the demand for travel generally and demand for vacation packages at our resorts.

- Our success depends in large part on the success of our third-party brand partners.

- If we are not able to satisfy the requirements imposed by our third-party brand partners, our relationship with these partners could deteriorate, which could have a material adverse effect on us.

- There are very few restrictions on the ability of our third-party brand partners, including Hyatt, to compete with us.

- There is increased competition from global hospitality branded companies in the all-inclusive market segment.

- We have significant exposure to currency exchange rate risk.

- Our resort development, acquisition, expansion, repositioning and rebranding projects will be subject to timing, budgeting and other risks, which could have a material adverse effect on us.

- Given the beachfront locations of our resorts, we are particularly vulnerable to extreme weather events, such as hurricanes, which may increase in frequency and severity as a result of climate change and adversely affect our business.

- The coastlines of a number of the regions where our resorts are concentrated have experienced elevated levels of sargassum seaweed in recent years.

- Our insurance may not be adequate to cover our potential losses, liabilities and damages, the cost of insurance may continue to increase materially, including as a result of extreme weather events that may be related to climate change, and we may not be able to secure insurance to cover all of our risks, all of which could have a material adverse effect on us.

- Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could adversely affect our results of operations and cash flows.

- A significant number of our employees are unionized, and if labor negotiations or work stoppages were to disrupt our operations, it could have a material adverse effect on us.

- The availability and affordability of commercial airline and tour operator services is important to our business.

- Our resorts require ongoing and often costly maintenance, renovations and capital improvements.

- We have substantial debt outstanding that requires significant payments of principal and interest.

- The agreements which govern our various debt obligations impose restrictions on our business and limit our ability to undertake certain actions.

- Our variable rate indebtedness is priced using a spread over the Secured Overnight Financing Rate ("SOFR") and subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

- We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us.

- Some of the resorts in our portfolio located in Mexico were constructed and renovated without certain approvals. The authority granted to the Mexican government is plenary and we can give no assurance it will not exercise its authority to impose fines, remediation measures or close part or all of the related resort(s), which could have a material adverse effect on us.

- The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us.

- The increasing use of Internet travel intermediaries by consumers could have a material adverse effect on us.

- Cyber risk and the failure to maintain the integrity of internal or guest data could harm our reputation and result in a loss of business and/or subject us to costs, fines, investigations, enforcement actions or lawsuits.

- Information technology systems, software or website failures or interruptions could have a material adverse effect on our business or results of operations.

- We could be exposed to liabilities under the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws and regulations, including non-U.S. laws, any of which could have a material adverse impact on us.

- Our existing resorts and resorts that we may acquire may contain or develop harmful mold that could lead to liability for adverse health effects and costs of remediating the problem, either of which could have a material adverse effect on us.

- Illiquidity of real estate investments could significantly impede our ability to sell resorts or otherwise respond to adverse changes in the performance of our resorts, which could have a material adverse effect on us.

- We could incur significant costs related to government regulation and litigation with respect to environmental matters, which could have a material adverse effect on us.

- The rights of our shareholders and the duties of our directors are governed by Dutch law, our Articles of Association and internal rules and policies adopted by our board of directors (the "Board"), and differ in some important respects from the rights of shareholders and the duties of members of a board of directors of a U.S. corporation.

- Certain companies affiliated with Sagicor Group Jamaica Limited (collectively "Sagicor") own a significant number of our ordinary shares and have representation on our Board, and may have interests that differ from those of our other shareholders.

- Provisions of our Articles of Association or Dutch corporate law might deter or discourage acquisition bids for us that shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid.

- If, based on Mexican law, the accounting value of our ordinary shares is derived more than 50% from property in Mexico, it could result in the imposition of tax on a selling shareholder who is not eligible to claim benefits under the income tax treaty between Mexico and the United States or under any other favorable income tax treaty with Mexico.

PART I

Item 1. *Business.*

Overview

Playa is a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations in Mexico and the Caribbean. As of December 31, 2022, we owned and/or managed a total portfolio consisting of 25 resorts (9,352 rooms) located in Mexico, Jamaica and the Dominican Republic. Playa's strategy is to leverage its globally recognized brand partnerships and proprietary in-house direct booking capabilities to capitalize on the growing popularity of the all-inclusive resort model and reach first-time all-inclusive resort consumers in a cost-effective manner. We believe that this strategy should position us to generate attractive returns for our shareholders, build lasting relationships with our guests, and enhance the lives of our associates and the communities in which we operate.

We believe that the resorts we own and manage are among the finest all-inclusive resorts in the destinations they serve. We believe that our resorts have a competitive advantage due to their location, brand affiliations, extensive amenities, scale and design. Our portfolio is comprised of all-inclusive resorts that share some combination of the following characteristics:

- Prime beachfront locations;

- Globally recognized U.S. hotel brand partners;

- Convenient air access from major and secondary North American markets and international gateway markets;

- Strategic locations in popular vacation destinations with strong local government commitments to tourism;

- High quality standards and physical condition; and

- Capacity for further revenues and earnings growth through incremental renovation or repositioning opportunities.

Our all-inclusive resorts provide guests an attractive vacation experience that offers compelling value and price certainty, while at the same time providing Playa more predictable revenue, expense and occupancy rates than traditional full-service hotel business models. Generally, all-inclusive leisure guests book and pay further in advance, resulting in lower cancellation rates and incremental sales of upgrades, premium services and amenities not included in the all-inclusive package pricing.

We have strategic relationships with Hyatt, Hilton and Wyndham, three of the preeminent globally recognized hotel brands. We believe that partnering with Hyatt, Hilton and Wyndham in the development and management of all-inclusive resorts throughout the Caribbean, Mexico and Latin America provides us with unique advantages, including the following:

- Access to worldwide reservation systems, global marketing scale, and approximately 287 million combined hotel loyalty members to drive revenue growth;

- Higher propensity for guests to book direct, which results in significantly improved returns over bookings from wholesale channels such as tour operators, travel agents and online travel agencies;

- Lower customer acquisition costs and higher net Average Daily Rates (ADRs);

- Higher net asset value for branded resorts affiliated with global franchisors;

- Brand partners are also focused on maximizing returns;

- Immediate customer recognition for new or converted resorts;

- Significant incremental opportunity with exposure to new consumers, who may not be familiar with the all-inclusive model;

- Access to guests from different regions globally, creating a better segmentation mix, reducing the risk from an owner's perspective;

- Stronger marketing and public relations presence through affiliate global hospitality brands;

- Ability to leverage best practices across the platforms;

- Reduced price sensitivity that encourages purchase decisions, resulting in higher revenues;

- Higher occupancy rates and higher levels of group business;

- Lower failure rates compared to non-branded resorts; and

- Consumer confidence and trust in globally recognized brands.

Other resorts in our portfolio are branded under Marriott, Jewel, and Seadust brands.

We consider each of our resorts to be an operating segment, none of which meets the threshold for a reportable segment. For further discussion about our operating segments and financial information about the geographic regions in which we operate, please see Segment Results in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 18 to the accompanying Consolidated Financial Statements.

Our Competitive Strengths

We believe the following competitive strengths distinguish us from other owners, operators, developers and acquirers of all-inclusive resorts:

- *Premier Collection of All-Inclusive Resorts in Highly Desirable Locations.* We believe that our portfolio represents a premier collection of all-inclusive resorts. Our award-winning resorts are located in prime beachfront locations in popular vacation destinations, including Cancún, Playa del Carmen, Puerto Vallarta and Los Cabos in Mexico, Punta Cana and La Romana in the Dominican Republic and Montego Bay in Jamaica. Guests may conveniently access our resorts from a number of North American and other international gateway markets.

- *Diversified Portfolio of All-Inclusive Resorts.* We currently operate resorts located in four main geographic markets and feature a range of price points, which we believe diversifies our offering, helps foster loyalty among our guests and drives repeat business. We operate resorts under nine distinct brands. Having multiple brands to offer owners and developers is essential to our ability to secure management agreements and attractive acquisitions since having a portfolio of brands mitigates the risks of brand-on-brand supply growth and subsequent cannibalization and expands our addressable market.

- *Exclusive Focus on the All-Inclusive Model.* We believe the all-inclusive resort model is increasing in popularity as more people come to appreciate the benefits of a high-quality vacation experience that offers value, ease of planning and a high degree of cost certainty. Because our guests have pre-purchased their vacation packages, we also have the opportunity to earn incremental revenue if our guests purchase upgrades, premium services and amenities that are not included in the all-inclusive package.

- *Strong Relationships with Top Brands.* Our partnerships with Hyatt, Hilton and Wyndham, three globally recognized hospitality brands, differentiate our resorts from our competitors. The selection of Playa as a strategic partner of Hyatt, Hilton and Wyndham in the development and management of all-inclusive resorts throughout the Caribbean, Mexico and Latin America reflects their confidence and conviction in Playa's best in-class stewardship of all-inclusive resorts. For the year ended December 31, 2022, $724.5 million, or 87.7%, of our Total Net Revenue (as defined in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*) was generated from resorts under the Hyatt, Hilton and Wyndham brands.

  - *Hyatt Strategic Relationship.* Our strategic relationship with Hyatt provides us with a range of benefits, including the right to operate certain of our existing resorts under the Hyatt Ziva and Hyatt Zilara brands (the "Hyatt All-Inclusive Resort Brands") in certain countries. In 2021, we amended our franchise agreements with Hyatt for our Hyatt Ziva and Hyatt Zilara resorts in Mexico and Jamaica to prohibit Hyatt from opening, owning or authorizing other parties (whether under a license or franchise agreement from Hyatt or otherwise) to open or operate Hyatt Ziva and Hyatt Zilara resorts in certain agreed upon geographical areas in proximity to our Hyatt Ziva and Hyatt Zilara resorts for a five-year period.

    The Hyatt Ziva brand is marketed as an all-inclusive resort brand for all-ages and the Hyatt Zilara brand is marketed as an all-inclusive resort brand for adults. The Hyatt All-Inclusive Resort Brands benefit from Hyatt's low cost and high margin distribution channels, such as Hyatt guests using the World of Hyatt® guest loyalty program (which had approximately 36 million members as of December 31, 2022), Hyatt's reservation system, Hyatt's mobile application and website and Hyatt's extensive group sales business. We believe that our strategic relationship with Hyatt and the increasing awareness of our all-inclusive resort brands among potential guests will enable us to increase the number of bookings made through lower cost sales channels, such as direct bookings through Hyatt as well as our Company and resort websites.

  - *Hilton Strategic Alliance.* Our strategic alliance with Hilton allows us to expand into markets in the Caribbean, Mexico, and South and Central America while benefiting from Hilton's global portfolio of brands and approximately 152 million Hilton Honors members as of December 31, 2022. We have successfully converted two of our resorts into three Hilton all-inclusive resorts, and under our agreement with Hilton we have the potential to convert, develop or manage up to an additional eight resorts in certain locations in the Caribbean, Mexico, and South and Central America by 2025.

- ***Wyndham Strategic Alliance.*** Our strategic alliance with Wyndham allows us to benefit from Wyndham's global portfolio of brands and approximately 99 million loyalty members as of December 31, 2022 and provides us with an exclusive right to own or operate Wyndham Alltra all-inclusive resorts for a five year period through December 2026 in Mexico, Jamaica, the Dominican Republic and certain other Caribbean and Latin American destinations (collectively, the "Exclusive Territories"), subject to certain termination rights by Wyndham that are triggered on December 1, 2024. We have the right to extend our exclusivity right subject to achieving certain development milestones. Our strategic alliance also grants us a right of first offer to manage Wyndham Alltra all-inclusive resorts located outside of the Exclusive Territories during the initial exclusivity period and any extension. We have successfully converted two of our resorts in Mexico into Wyndham Alltra all-inclusive resorts and also began managing a Wyndham Alltra all-inclusive resort.

- ***Proprietary Direct Booking Capabilities.*** To further support the direct booking benefits of partnering with globally recognized brands, we have invested in our own in-house direct booking platform to optimize our customer acquisition costs and build guest loyalty. These investments allowed our resorts to recover faster from the COVID-19 pandemic given the slower pace of recovery in wholesale/third-party channels. For the year ended December 31, 2022, $116.3 million, or 14.2% of our Owned Net Revenue (as defined in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*) was generated through playaresorts.com, compared to $16.9 million for the year ended December 31, 2018. We continue to invest in this effort to improve our selling capabilities and adapt to consumer demand.

- ***Integrated and Scalable Operating Platform.*** We believe we have developed a scalable resort management platform designed to improve operating efficiency at the 25 resorts we currently manage. Our platform enables us to integrate additional resorts we may acquire and manage resorts owned by third-parties. For example, between December 2022 and January 2023, we successfully internalized the management of two of our resorts that were previously managed by a third-party. Our platform also enables managers of each of our key functions, including sales, marketing and resort management, to observe, analyze, share and respond to trends throughout our portfolio. As a result, we are able to implement management initiatives on a real-time, portfolio-wide basis.

- ***Advantageous Exposure to Leisure Travel.*** Our beachfront resort portfolio skews our customer mix to be composed of approximately 90% leisure travelers. We believe that this concentration positioned us to recover faster from the effects of the COVID-19 pandemic and market recessions than many of our lodging peers, as historically the leisure segment of the travel market has rebounded faster than the business-oriented segment.

- ***Focus on Safety Measures.*** As we adjusted to a new operating environment during the COVID-19 pandemic, we have experienced the luxury of having expansive footprints, numerous dining outlets, and predominantly outdoor and open designs at the majority of our resorts, which has provided us flexibility to redesign the layout of our resorts with social distancing and safety precautions in mind. Furthermore, we have implemented an enhanced mobile app that incorporates contactless QR codes to augment and facilitate the guest experience at all of our managed properties. We have also incorporated safety practices from our brand partners, government agencies and various health experts to develop our Playa Safe Stay™ operating protocols. We believe that our protocols and the association with globally recognized, responsible brands that consumers know and trust are a competitive advantage.

- ***Experienced Leadership with a Proven Track Record.*** Our senior management team has significant experience in the lodging industry, including operating all-inclusive resorts.

  - Bruce Wardinski, our Chief Executive Officer has over 30 years of experience in the hospitality industry, founded our Predecessor and previously was the Chief Executive Officer of two lodging companies: Barceló Crestline Corporation, an independent hotel owner, lessee and manager; and Crestline Capital Corporation, a New York Stock Exchange ("NYSE") listed hotel owner, lessee and manager. Mr. Wardinski was also the non-executive chairman of the board of directors of Highland Hospitality Corporation, a NYSE-listed owner of upscale full-service, premium limited-service and extended-stay properties. Mr. Wardinski held other leadership roles within the industry including Senior Vice President and Treasurer of Host Marriott Corporation (now Host Hotels and Resorts (NYSE: HST)) and various roles with Marriott International, Inc. As of January 31, 2023, 2.7% of our outstanding ordinary shares were beneficially owned by Mr. Wardinski.

  - Ryan Hymel, our Chief Financial Officer, has over 20 years of experience working within the hospitality sector and is a founding member of our management team, beginning with Playa at its inception in 2006. He previously served as Senior Vice President and Treasurer of Playa and has worked at Barceló Crestline Corporation and

Crestline Capital Corporation.

- Greg Maliassas, our Chief Operating Officer, has over 20 years of experience in the hospitality and lodging industry. Mr. Maliassas previously served as Senior Vice President Operations for the luxury brands of Accor Hotels in Central & Eastern Europe, Benelux and Switzerland, overseeing a portfolio of over 45 hotels.

- Fernando Mulet, our Chief Investment Officer, has over 20 years of experience in the hospitality industry, and is a founding member of our management team, beginning with Playa at its inception in 2006. Mr. Mulet previously served as the Director of International Investments & Asset Management with Highland Hospitality Corporation and prior to that worked for Barceló Hotels & Resorts.

- Tracy Colden, our Executive Vice President and General Counsel, has over 30 years of experience in the hospitality and lodging industry. She previously served as Executive Vice President and General Counsel for Highland Hospitality Corporation, and as Executive Vice President and General Counsel of Crestline Capital Corporation. Ms. Colden was also an Assistant General Counsel at Host Marriott Corporation.

Our Business and Growth Strategies

Our goal is to be the leading owner, operator and developer of all-inclusive beachfront resorts in the markets we serve and to generate attractive risk-adjusted returns above our cost of capital and create value for our shareholders by implementing the following business and growth strategies:

- *Selectively Pursue Strategic Growth Opportunities.* The all-inclusive segment of the lodging industry is highly fragmented. We believe that we are well positioned to grow our portfolio through acquisitions and partnerships in the all-inclusive segment of the lodging industry. We believe that our extensive experience in all-inclusive resort operations, direct booking strategy, brand relationships, acquisition, expansion, renovation, repositioning and rebranding, established and scalable management platform and ability to offer Nasdaq-listed ordinary shares to potential resort sellers will make us a preferred asset acquirer.

- *Secure New Management Agreements.* We intend to pursue opportunities to capitalize on our scalable and integrated resort management platform and our expertise and experience with managing all-inclusive resorts, by seeking to manage all-inclusive resorts owned by third parties for management fees. During 2022, we entered into three new management agreements to manage all operations, sales and marketing of resorts operating under the Wyndham, Kimpton and Seadust brands. We will also look to make minority investments in high return projects to obtain management agreements.

- *Utilization of New Technologies and Leverage of Big Data.* We utilize numerous technologies aimed at improving guest satisfaction and shareholder returns. Our website uses search engine and metasearch optimization tools aimed at driving direct bookings (i.e., bookings through our website or our brand partner websites), which is our lowest cost customer acquisition channel. As a result, we continue to benefit from a significant level of direct business at our Playa-managed resorts. In 2022, direct stays were approximately 38% of total Playa-managed room nights, and direct bookings, including future stays, were approximately 43% of total Playa-managed room nights.

  We also launched a new end-to-end technology at select resorts which uses sophisticated algorithms to identify in real-time what upgrades, packages and pricing to offer guests. This enables us to provide guests with several options to enhance their experience, while increasing revenue post-booking. Other new technological innovations underway include our recently launched travel agent portal, which facilitates travel agent bookings without the additional commission layer of a tour and travel operator, as well as the continued launch of our new yield management system, which should maximize guest revenues by optimizing both package rates and channel mix.

  Additionally, by virtue of our partnerships with Hyatt, Hilton, and Wyndham, we have greatly increased our ability to reach millions of guests, further enabling us to drive lower customer acquisition costs, bookings and revenues.

- *Disposition of non-core assets.* We continuously monitor, review and optimize our portfolio to align with our strategic vision and maximize our return on invested capital. As part of this ongoing process, we may sell assets that no longer fit our criteria for capital investment. For example, in February 2021, we completed the sale of the Dreams Puerto Aventuras and in June 2021, we completed the sale of the Capri Resort. We used proceeds from these to pay down existing debt and reinvest in projects within our existing portfolio. We may use proceeds from future asset sales for these purposes and also to pursue new growth opportunities.

Distribution Channels and Sales and Reservations

Our experienced sales and marketing team uses a strategic sales and marketing program across a variety of distribution channels through which our all-inclusive offerings are sold. Key components of this sales and marketing program include:

- Developing programs aimed at reaching consumers through:

  ◦ Our company and resort websites;

  ◦ The Hyatt website and toll-free reservation system;

  ◦ The World of Hyatt® guest loyalty program;

  ◦ The Hilton website and toll-free reservation system;

  ◦ The Hilton Honors guest loyalty program;

  ◦ The Wyndham website and toll-free reservation system;

  ◦ The Wyndham Rewards guest loyalty program; and

  ◦ Our toll-free reservation system that provides a comprehensive view of inventory in real time, based on demand;

- Targeting the primary tour operators and the wholesale market for transient business with a scalable program that supports shoulder and lower-rate seasons while seeking to maximize revenue during high season, which also includes:

  ◦ Engaging in cooperative marketing programs with leading travel industry participants;

  ◦ Participating in travel agent tour operator promotional campaigns; and

  ◦ Utilizing online travel leaders, such as Expedia and Booking.com, to supplement sales during shoulder and lower-rate seasons;

- Targeting group and incentive markets to seek and grow a strong base of corporate and event business;

- Developing customer loyalty and increasing repeat business through The Playa Collection, a third-party owned and operated long-term membership program that provides exclusive on-property benefits and amenities and significant preferred discounts to its members;

- Highlighting destination wedding and honeymoon programs;

- Participating in key industry trade shows targeted to the travel agent and wholesale market;

- Engaging in online and social media, including:

  ◦ Search engine optimization;

  ◦ Targeted online and bounce-back advertising;

  ◦ Social media presence via channels such as Facebook, Twitter, Instagram and Pinterest; and

  ◦ Flash sales and special offers for high need periods; and

- Monitoring and managing TripAdvisor and other similar consumer sites.

We also seek luxury transient business to provide high rate business during peak seasons, such as winter and spring holidays, while "bargain hunters" can be targeted for last minute high need periods. This multi-pronged strategy is designed to increase Net Package RevPAR (as defined in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*) as well as optimize occupancy through all of the resorts' seasons.

Corporate Responsibility and Sustainability

Our ESG Committee, which includes our Chief Operating Officer, General Counsel, Chief People Officer and Senior Vice President, Investor Relations & Strategy, is overseen by the Nominating and Governance Committee of our Board, is an organization-wide task force with representation from multiple areas of the Company dedicated to obtaining a broader reach for idea generation and effectively promoting best practices and cross-collaboration related to corporate social responsibility and sustainability. Our ESG Committee oversees Playa's commitment to incorporating environmental sustainability, social responsibility and governance into our daily operations at all levels with an emphasis on reducing our environmental impact, mitigating risks, improving our communities and driving value for all our stakeholders. The ESG Committee reports directly to the Nominating and Governance Committee regarding Playa's activities over corporate social responsibility and sustainability matters and the external reporting thereof (including matters relating to diversity and inclusion). The Nominating and Governance Committee regularly updates the Board on the activities of the ESG Committee. The ESG Committee also updates the Board on its activities directly at least annually.

Our Board and our ESG Committee are focused on cultivating an energetic, engaged and passionate culture that helps each of our employees achieve their own personal goals. Playa supports employees through learning, development and advancement opportunities, offering a competitive benefits package and spending time discussing performance and goals of each employee and how Playa can support them in their future. Playa employees understand and take advantage of our Open-Door Policy to communicate suggestions and concerns to Playa's leadership team. We believe that every individual has a voice that adds value to our organization. By listening to our employees, we learn how to constantly improve and make changes to continuously enhance our working environment.

Environmental

We rely on the beautiful beaches and lush landscapes of our resort destinations to provide a backdrop for our signature service for our guests, and take responsibility to lead the way in our communities in order to sustain these natural environments and help them flourish. We are subject to the adverse consequences of climate change, such as increases in the frequency, duration and severity of extreme weather events and changes in precipitation and temperature. Our environmental sustainability program, Playa Green, aims to decrease water and energy consumption, reduce waste, and encourage employees to build and protect our shared communities.

Creating a culture of environmental consciousness with dedicated, focused leadership is of the utmost importance to progressing forward towards Playa's sustainability objectives. We provide engaging training materials regarding environmental awareness and support our sustainability program with regular performance reviews and sharing of best practices among resort managers.

We seek certifications and alignment with leading verification firms and practices to further enhance our efforts to reduce our carbon footprint and preserve the natural environments in which we operate. As such, 14 of our resorts are currently Green Globe certified, with five more engaged in the certification process. We use third party energy audits at most of our resorts to monitor our practices and identify areas for improvement and investment. Additionally, we have a designated member of property management (who we refer to as a "Green Leader") responsible for sustainability performance at each resort.

Social

Our associates and communities form the center of our Company. We strive to foster a culture of inclusive growth and provide a respectful and professional workplace to empower all our associates to express what is important to them and to their communities.

We strongly believe that caring for our people is the first step in giving back to our communities. For this reason, we place a large emphasis on employee training and benefits to nurture a compassionate and productive workplace environment. Our comprehensive benefits package helps us attract and retain top talent. Furthermore, we provide ongoing training on safety, antibribery, harassment and discrimination to further nurture the workplace environment. Additionally, we proactively use survey tools and regular performance reviews to engage with our associates and help them achieve their goals and to improve the workplace. Our leadership and associates work closely to create professional development opportunities to foster internal growth and promotions throughout the organization.

Outside of the workplace, we do all we can to enrich our communities by partnering with local organizations, volunteering and creating opportunities like internship programs and youth career initiatives. One example of how we care for the communities in which our employees work and live includes the sponsorship of a local school in Jamaica to provide necessities, school supplies and computers, construct and improve facilities, and promote self-sustainability. We also contribute through wetlands restoration, constructing homes for employees, assisting local food banks, and supporting children in group homes and people with disabilities.

Although we are international in scope, each community has its own unique needs, characteristics and people. We take pride in our positive impact and investments we make in our local communities, including in times of disaster and giving our employees the creative freedom to guide our resources and attention.

Human Capital Resources

Each and every one of our employees plays an integral role in delivering *Service From the Heart* to our guests and separating us from our competition. "We take care and motivate our employees—and in turn—they take care of our guests with love" is the Company's official philosophy. We stand behind this statement of taking care of our employees and continuously make their health and well-being our top priority.

All Playa employees undergo a comprehensive orientation and training. We offer continuous learning and development with courses on Playa's culture, vision and philosophy, guest satisfaction, performance management for leadership, mentoring and coaching, stress management, emotional intelligence, effective interviewing and talent development, high impact teams, conflict resolution and quality management. For example, one growth and development opportunity for our high-potential employees is a talent program. Specific individuals are prepared for future leadership positions within the organization through hands-on training, mentorship and education. All of our resort leadership teams participate in our talent program in order to allow identified employees to be promoted at their resort, at another resort within the country, or be relocated within the Playa organization. This program allows Playa to acquire the best talent, retain and motivate its employees, and succession plan.

We place a tremendous emphasis on health and wellness. Throughout the year, employees participate in educational health seminars, special events such as Breast Cancer Awareness Month and wellness programs both in-person and online, depending on the employee's location. An emphasis is placed on preventative healthcare with special efforts including a mammogram truck for screenings and onsite flu shot distribution. Further, our corporate employees are recognized for preventative health screenings, reading health-related articles and participating in educational wellness-related challenges that include eating a nutritionally balanced diet and increasing physical activity.

We have advanced health and safety measures in place and have standards and procedures to keep employees at all levels of the Company as safe as possible. All resort staff is provided with proper personal protective equipment according to their tasks and hygiene conditions. Onsite medical consultants are conveniently available for resort employees at no extra cost. Additionally, health insurance is offered to all employees in each of our locations, for both permanent and contract positions. Employees that are not needed onsite, including corporate employees, have the opportunity to work remotely with technical support and resources provided as needed.

We established the Ernesto Oliver Lopez Memorial Fund in honor of a Playa employee who fell victim to COVID-19. During 2022, this fund continued to actively accept donations from employees and community members which directly benefit Playa employees in need of emergency financial aid, whether that be providing food and necessities for their family, providing housing assistance as a result of natural disasters, or paying health-related expenses.

As of December 31, 2022, we directly and indirectly employed approximately 14,100 employees worldwide, significantly all of which are located at our resorts and regional offices in Jamaica (2,900), Mexico (6,600), and the Dominican Republic (4,500). We employed approximately 120 employees at our corporate offices in the U.S. and Canada.

AMResorts Management Agreements

Two of our resorts, Jewel Punta Cana (formerly Dreams Punta Cana) and Jewel Palm Beach (formerly Dreams Palm Beach), were previously operated by AMResorts pursuant to management agreements that contained customary terms and conditions, including those related to fees, termination conditions, capital expenditures, transfers of control of parties or transfers of ownership to competitors, sales of the resorts and non-competition and non-solicitation. We paid AMResorts and its affiliates, as operators of these resorts, base management fees and incentive management fees. In addition, we reimbursed the operators for some of the costs they incur in the provision of certain centralized services. We could consider selling one or more of these resorts if the opportunity arises and redeploy the proceeds from any such sales, subject to certain restrictions under our 2022 Senior Secured Credit Facility (as defined below).

The management agreement for the Jewel Punta Cana expired on December 20, 2022 and the management agreement for the Jewel Palm Beach was scheduled to expire in February 2025, subject to our right to terminate the management agreement without the payment of a termination fee on or after December 31, 2022 by giving at least 90 days prior notice. In August 2022, we provided AMResorts with notice of our intention to terminate the management agreement for the Dreams Palm Beach, which was effective on January 6, 2023. We assumed management of the Jewel Punta Cana and Jewel Palm Beach resorts on December 20, 2022 and January 6, 2023, respectively, and now manage all of our resorts.

Competition

We face intense competition for guests from other participants in the all-inclusive segment of the lodging industry and, to a lesser extent, from traditional hotels and resorts that are not all-inclusive. The all-inclusive segment remains a relatively small part of the broadly defined global vacation market that has historically been dominated by hotels and resorts that are not all-inclusive. Our principal competitors include other operators of all-inclusive resorts and resort companies, such as Barceló Hotels & Resorts, RIU Hotels & Resorts, IBEROSTAR Hotels & Resorts, Karisma Hotels & Resorts, AMResorts (an affiliate of Hyatt), Meliá Hotels International, Excellence Resorts, RCD Hotels (Hard Rock Hotels & Resorts), Blue Diamond Resorts and Palace Resorts, as well as some smaller, independent and local owners and operators.

We compete for guests based primarily on brand name recognition and reputation, location, guest satisfaction, room rates, quality of service, amenities and quality of accommodations. We also compete for guests based on the ability of hotel loyalty program members to earn and redeem loyalty program points at our Hyatt, Hilton and Wyndham all-inclusive resorts. We believe that our relationships with Hyatt, Hilton and Wyndham, three globally recognized hotel brand leaders, provide us with a significant competitive advantage.

Additionally, we compete with other U.S. and European global hospitality brands, such as Hyatt, that have recently entered the all-inclusive segment as a result of increased demand for all-inclusive resort stays. We primarily compete with these global hospitality brands for third-party management contracts.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico, Jamaica and the Dominican Republic generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period of colder weather in the northern hemisphere. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations, and liquidity, which are consistently higher during the first quarter of each year than in successive quarters.

We did experience an exception to this trend in 2021, when Net Package ADR was progressively stronger as 2021 progressed due to the recovery in occupancy resulting from the easing of COVID-19 impacts. We have seen a return to our historical seasonality trends during 2022.

Cyclicality

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry's performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and Occupancy, and thus Net Package RevPAR (as defined in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*), tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Further, many of the costs of running a resort are fixed rather than variable. As a result, in an environment of declining revenues the rate of decline in earnings is likely to be higher than the rate of decline in revenues.

Intellectual Property

We own or have rights to use the trademarks, service marks or trade names that we use or will use in conjunction with the operation of our business, including certain of Hyatt's, Hilton's and Wyndham's intellectual property under their respective strategic alliance and franchise agreements. In the highly competitive lodging industry in which we operate, trademarks, service marks, trade names and logos are very important to the success of our business.

Insurance

Our resorts carry what we believe are appropriate levels of insurance coverage for a business operating in the lodging industry in Mexico, the Dominican Republic and Jamaica. This insurance includes coverage for general liability, property, workers' compensation and other risks with respect to our business and business interruption coverage.

This general liability insurance provides coverage for any claim, including terrorism and hurricane damage, resulting from our operations, goods and services and vehicles. We believe these insurance policies are adequate for foreseeable losses and on terms and conditions that are reasonable and customary with solvent insurance carriers.

Government Regulation

We have operations and are subject to the laws of the United States and multiple foreign jurisdictions and the rules and regulations of various governing bodies, which may differ among jurisdictions. Compliance with these laws, rules and regulation has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

See Item 1A. *Risk Factors* for further information regarding the potential impact of government regulations, including the following risk factors:
- *"We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us.";*
- *"We could be exposed to liabilities under the FCPA and other anti-corruption laws and regulations, including non-U.S. laws, any of which could have a material adverse impact on us.";*
- *"We could incur significant costs related to government regulation and litigation with respect to environmental matters, which could have a material adverse effect on us.";*
- *"The tax laws, rules and regulations (or interpretations thereof) in the jurisdictions in which we operate may change, which could have a material adverse effect on us.";* and
- *"Increases in property taxes would increase our operating costs, which could have a material adverse effect on us."*

Previously Disclosed Information

For additional information about our business, including information about our relationships and agreements with Hyatt and Hilton, please refer to Part I, Item 1. *Business* in our Annual Report on Form 10-K for the year ended December 31, 2019.

Corporate Information

Playa Hotels & Resorts N.V. was organized as a public limited company (naamloze vennootschap) under the laws of the Netherlands in December 2016. Our registered office in the Netherlands is located at Nieuwezijds Voorburgwal 104, 1012 SG Amsterdam. Our telephone number at that address is +31 6 82 55 84 30. We maintain a website at www.playaresorts.com, which includes additional contact information. All reports that we have filed with the Securities and Exchange Commission (the "SEC") including this Annual Report on Form 10-K and our current reports on Form 8-K, can be obtained free of charge from the SEC's website at www.sec.gov or through our website.

Item 1A. *Risk Factors.*

Risk Factors

The following discussion summarizes material factors that could make an investment in us speculative or risky and should be considered carefully. These risks are interrelated and you should treat them as a whole. Additional risks and uncertainties not presently known to us may also materially and adversely affect our business operations, the value of our ordinary shares and our ability to pay dividends to our shareholders. In connection with the forward-looking statements that appear in this Annual Report on Form 10-K, in these risk factors and elsewhere, you should carefully review the section entitled "Forward-Looking Statements."

The COVID-19 pandemic has had, and may continue to have, a significant material adverse effect on our business, results of operations, cash flows and financial condition.

The effects of the coronavirus (COVID-19) pandemic on the lodging industry have been, and may continue to be, unprecedented with global demand for lodging drastically reduced and occupancy levels reaching historic lows. We have generally seen a return to normalized occupancies and pre-COVID-19 trends across our resorts during 2022. However, the extent to which the COVID-19 pandemic could continue to impact us and consumer behavior will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, continuing resurgences of the virus and its variants, the government actions taken to contain the pandemic or mitigate its impact, and the continuing effectiveness and uptake of vaccines and treatment therapies.

Additionally, the effects of the pandemic have had, and may continue to have, a material adverse effect on our ability to consummate acquisitions and dispositions of resorts and our ability to timely complete planned capital expenditures and other projects.

In addition, our business could be materially and adversely affected by the effect of, or the public perception or a risk of, other pandemic diseases. For example, the outbreaks of severe acute respiratory syndrome ("SARS") and avian flu in 2003 and H1N1 flu in 2009 had a severe impact on the travel industry. Cases of the Zika virus have been reported in regions in which our resorts are located. Additionally, the public perception of a risk of another pandemic or media coverage of these diseases, or public perception of health risks linked to perceived regional food and beverage safety, particularly if focused on regions in which our resorts are located, may adversely affect us by reducing demand for our resorts or result in health or other government authorities imposing restrictions on travel.

General economic uncertainty and weak demand in the lodging industry could have a material adverse effect on us.

Our business strategy depends significantly on demand for vacations generally and, more specifically, on demand for all-inclusive vacation packages. Actual or anticipated weak macroeconomic conditions in North America, especially the United States and Mexico, Europe and Asia, such as high levels of unemployment and underemployment, inflation, wage stagnation or economic recession could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests and have a negative impact on the lodging industry. We cannot provide any assurances that demand for all-inclusive vacation packages will remain consistent with or increase from current levels. Furthermore, our business is focused primarily on, and our acquisition strategy targets the acquisition of resorts in, the all-inclusive segment of the lodging industry (and properties that we believe can be converted into all-inclusive resorts in a manner consistent with our business strategy). This concentration exposes us to the risk of economic downturns in the lodging industry broadly and, more specifically, in the leisure dominated all-inclusive segment of the lodging industry. As a result of the foregoing, we could experience a prolonged period of decreased demand and price discounting in our markets, which would negatively affect our revenues and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Recent significant increases in inflation and interest rates could adversely impact us and our customers.

Inflation increased significantly in 2022 and continues to remain at elevated levels compared to recent years. The efforts of the U.S. Federal Reserve and other central banks to combat inflation have led to significantly increased interest rates. These increases have resulted in increasing operating costs and borrowing costs. In addition, the degree and pace of these changes may result in adverse macroeconomic effects that could reduce our customer's leisure travel budgets and corresponding demand for our resorts.

We are exposed to significant risks related to the geographic concentration of our resorts, including weather-related emergencies, natural disasters, and instability in government and public safety.

Our resorts are concentrated in Mexico (which accounted for 49.4% of our Total Net Revenue as defined in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*), Jamaica (21.8% of our Total Net Revenue) and the Dominican Republic (28.0% of our Total Net Revenue) for the year ended December 31, 2022. When the countries and/or the regions of these countries in which our resorts are concentrated are adversely impacted by government or economic instability, public-safety issues, such as crime or power outages, weather-related emergencies, such as hurricanes or floods, or natural disasters, such as earthquakes, a number of our resorts could be adversely impacted by the same event, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. We cannot assure you that any property or business interruption insurance will adequately address all losses, liabilities and damages.

Terrorist acts, armed conflict, civil unrest, criminal activity and threats thereof, and other international events impacting the security of travel or the perception of security of travel could adversely affect the demand for travel generally and demand for vacation packages at our resorts.

Past acts of terrorism and violent crime have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak, escalation and/or continuation of hostilities or armed conflict abroad, such as the war between Russia and Ukraine, criminal violence, civil unrest or the possibility thereof, the issuance of travel advisories by sovereign governments, and other geopolitical uncertainties have had and may have an adverse impact on the demand for vacation packages and consequently the pricing for vacation packages. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

Thirteen of the 25 resorts in our portfolio are located in Mexico, and Mexico has experienced criminal violence for years, primarily due to the activities of drug cartels and related organized crime. There have occasionally been instances of criminal violence near our resorts. Criminal activities and the possible escalation of violence or other safety concerns, including food and beverage safety concerns, associated with them in regions where our resorts are located, or an increase in the perception among our prospective guests of an escalation of such violence or safety concerns, could instill and perpetuate fear among prospective guests and may lead to a loss in business at our resorts in Mexico because these guests may choose to vacation elsewhere or not at all. In addition, increases in violence, crime or civil unrest or other safety concerns in the Dominican Republic, Jamaica, or any other location where we may own a resort in the future may also lead to decreased demand for our resorts and negatively affect our business, financial condition, liquidity, results of operations and prospects.

Our success depends in large part on the success of our third-party brand partners.

Eighteen of the resorts in our portfolio bear the name of one or both of the Hyatt All-Inclusive Resort Brands, the Hilton all-inclusive resort brand (the "Hilton Brand") and the Wyndham all-inclusive resort brand (the "Wyndham Brand"). As a result of this concentration, our success will depend, in part, on the continued success of these brands. We believe that building brand value is critical to increase demand and build guest loyalty. Consequently, if market recognition or the positive perception of any of the Hyatt All-Inclusive Resort Brands, Hilton Brand or Wyndham Brand is reduced or compromised, the goodwill associated with these resorts in our portfolio would likely be adversely affected. Under the applicable resort agreements with these partners, Hyatt, Hilton and Wyndham provide (or cause to be provided) various marketing services to the relevant resorts, and we may conduct local and regional marketing, advertising and promotional programs, subject to compliance with their requirements. We cannot assure you that we and our applicable partners will be successful in our marketing efforts to grow any of these brands.

If we are not able to satisfy the requirements imposed by our third-party brand partners, our relationship with these partners could deteriorate, which could have a material adverse effect on us.

Under the terms of our franchise agreements with Hyatt, Hilton and Wyndham, we are required to meet specified operating standards and other terms and conditions. We expect that these brands will periodically inspect our resorts that carry the Hyatt All-Inclusive Resort Brand, Hilton Brand and Wyndham Brand, as applicable. If we fail to maintain brand standards at one or more of these resorts, or otherwise fail to comply with the terms and conditions of the applicable franchise agreements, then the applicable franchise agreements (and in some cases all franchise agreements related to the particular brand) could be terminated. In that situation, we may be subject to liquidated damage payments. If one or more of these franchise agreements is terminated, the underlying value and performance of our related resort(s) could decline significantly from the loss of associated name recognition, participation in applicable guest loyalty programs, reservation systems and websites, and access to group sales business, as well as from the costs of "rebranding" such resorts.

There are very few restrictions on the ability of our third-party brand partners, including Hyatt, to compete with us.

Our strategic relationship with our brand partners, including Hyatt, is an important component of our business and brand strategy. However, there are very few restrictions preventing our brand partners from competing with us. For example, except for the Hyatt franchise agreements, we have no contractual right to operate any resort in our current or future portfolio under the Hyatt All-Inclusive Resort Brands or any other Hyatt-sponsored brands. Hyatt, in its sole discretion, may designate other third parties as authorized operators of resorts or Hyatt may decide to directly operate resorts under the Hyatt All-Inclusive Resort Brands or any other Hyatt brand, whether owned by third parties or Hyatt itself. Hyatt is also free to develop or license other all-inclusive resorts in the regions in which we operate, even under the Hyatt All-Inclusive Resort Brands (subject to certain territorial restrictions included in the Hyatt franchise agreements). Therefore, Hyatt may decide to compete against our resorts for market share and guests, and we have no contractual right to partner with Hyatt on opportunities for future resorts.

In addition, Hyatt recently acquired Apple Leisure Group ("ALG"), a luxury resort-management services, travel and hospitality group that manages all-inclusive resorts in many of the regions in which we operate. With ALG's brand management platform AMResorts, Hyatt may therefore compete against us for contracts to manage all-inclusive resorts in the Caribbean, Mexico and Latin America, and its financial and marketing resources, brand name recognition and terms of its management agreements may cause us to miss out on attractive business opportunities and adversely affect our revenues, growth strategy and profits.

Under our Strategic Alliance Agreement with Hilton, we have a right of first offer to franchise or manage a new Hilton all-inclusive resort under the Hilton all-inclusive resort brand (the "Hilton Brand") within certain countries located in the Caribbean and Mexico, and certain countries in Central and South America (the "Target Markets") through August 7, 2023. However, except for the Hilton franchise agreements, we have no contractual right to operate any resort in our current or future portfolio under the Hilton Brand or any other Hilton-sponsored brands. In addition, in the future, Hilton, in its sole discretion and subject to its obligations under the Hilton Strategic Alliance Agreement in the Target Markets, may (i) designate other third parties as authorized operators of resorts, or Hilton may decide to directly operate resorts, under the Hilton Brand or any other Hilton-sponsored brand, whether owned by third parties or Hilton itself and (ii) may develop or license other all-inclusive resorts in the Target Markets, even under the Hilton Brand. Additionally, outside of the Target Markets, Hilton is free to develop or license other all-inclusive resorts under the Hilton Brand and other Hilton-sponsored brands at any time.

If our brand partners compete with us and our resorts, it could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects and the market price of our ordinary shares, and could divert the attention of our senior management from other important activities.

There is increased competition from global hospitality branded companies in the all-inclusive market segment.

As demand for all-inclusive stays has increased, we have seen U.S. and European global hospitality branded companies enter the all-inclusive market segment. Increased competition from global branded hospitality companies may result in reduced market share and lower returns on investment for us as the increasing interest of global hospitality brands in the all-inclusive segment attracts more institutional capital to our target markets, increasing competition for the acquisition of hospitality assets. The entrance by global branded hospitality companies into the all-inclusive market segment may impact our ability to secure third-party management agreements as global hospitality branded companies are able to offer management agreements bundled with their branding services and a lower fee structure, resulting in increased competition for the management of all-inclusive resorts.

We have significant exposure to currency exchange rate risk.

The majority of our operating expenses are incurred locally at our resorts and are denominated in Mexican Pesos, Dominican Pesos or Jamaican dollars. The net proceeds from our outstanding debt borrowings were received and are payable by our subsidiaries in U.S. dollars and our functional reporting currency is U.S. dollars. An increase in the relative value of the local currencies, in which we incur our costs at each resort, relative to the U.S. dollar, in which our revenue from each resort is denominated, would adversely affect our results of operations for those resorts. Our current policy is not to hedge against changes in foreign exchange rates and we therefore may be adversely affected by appreciation in the value of other currencies against the U.S. dollar, or to prolonged periods of exchange rate volatility. These fluctuations may negatively impact our financial condition, liquidity and results of operations to the extent we are unable to adjust our pricing accordingly.

Additionally, in the event that the U.S. dollar increases in value relative to the currency of the prospective guests living outside the United States, our prospective guests may have a reduced ability to pay for travel to our resorts and this may lead to lower Occupancy rates and revenue, which could have a material adverse effect on us, including our financial results. An increase in the value of the Mexican Peso, the Dominican Peso or the Jamaican dollar compared to the currencies of other potential destinations may disadvantage the tourism industry in Mexico, the Dominican Republic or Jamaica, respectively, and result in a corresponding decrease in the Occupancy rates and revenue of our resorts as consumers may choose destinations in countries with more attractive exchange rates. In the event that this appreciation occurs, it could lead to an increase in the rates we charge for rooms in our resorts, which could result in a decrease in Occupancy rates and revenue and, therefore, negatively impact our business, financial condition, liquidity, results of operations and prospects.

Furthermore, appreciation of local currencies relative to the U.S. dollar could make fulfillment of our and our subsidiaries' U.S. dollar denominated obligations, including our subsidiaries' debt service payments, more challenging and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Our resort development, acquisition, expansion, repositioning and rebranding projects will be subject to timing, budgeting and other risks, which could have a material adverse effect on us.

We may develop, acquire, expand, reposition or rebrand resorts (such as the two resorts we have rebranded under the Wyndham Alltra all-inclusive brand) from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we determine to develop, acquire, expand, reposition or rebrand resorts, we could be subject to risks associated with, among others:

- construction delays or cost overruns that may increase project costs;

- receipt of zoning, occupancy and other required governmental permits and authorizations;

- strikes or other labor issues;

- development costs incurred for projects that are not pursued to completion;

- investment of substantial capital without, in the case of developed or repositioned resorts, immediate corresponding income;

- results that may not achieve our desired revenue or profit goals;

- acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a resort;

- ability to raise capital, including construction or acquisition financing; and

- governmental restrictions on the nature or size of a project.

We have seen certain construction timelines lengthen due to competition for skilled construction labor, disruption in the supply chain for materials, and the impact of COVID-19 generally, and these circumstances could continue or worsen in the future. As a result of the foregoing, we cannot assure you that any development, acquisition, expansion, repositioning and rebranding project will be completed on time or within budget or if the ultimate rates of investment return are below the returns forecasted at the time the project was commenced. If we are unable to complete a project on time or within budget, the resort's projected operating results may be adversely affected, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Given the beachfront locations of our resorts, we are particularly vulnerable to extreme weather events, such as hurricanes, which may increase in frequency and severity as a result of climate change and adversely affect our business.

We have been and may continue to be adversely impacted by the consequences of climate change, such as increases in the frequency, duration and severity of extreme weather events and changes in precipitation and temperature, which have resulted and may continue to result in physical damage or a decrease in demand for our properties, all of which are located in coastal beachfront locations that are vulnerable to significant property damage from hurricanes, tropical storms and flooding. For example, in 2022, 2021 and 2020, we incurred hurricane and tropical storm repair expenses totaling $8.6 million, $0.9 million, and $1.7 million, respectively, that were not offset with insurance proceeds. Although a majority of our repair and clean-up expenses have been covered by insurance, including those related to the impacts of Hurricane Fiona in the Dominican Republic in September 2022, there is no assurance that, given the increasing burdens on insurance companies from extreme weather events, we will be able to continue to obtain adequate insurance against these types of losses, or that our insurers will in the future be in a position to satisfy our claims. In addition, the costs of insurance against these types of events have increased in recent years. For example, in 2022 our property insurance costs of our comparable resorts were 27.9% higher than 2018.

In addition, changes in applicable legislation and regulation on climate change could result in increased capital expenditures, such as a result of changes in building codes or requirements to improve the energy efficiency of the properties. In addition, the ongoing transition to non-carbon based energy presents certain risks for us and our target customers, including macroeconomic risks related to high energy costs and energy shortages, among other things. Furthermore, legislative, regulatory or other efforts to combat climate change or other environmental concerns could result in future increases in taxes, restrictions on or increases in the costs of supplies, transportation and utilities, any of which could increase our operating costs, and necessitate future investments in facilities and equipment.

Climate change also presents additional risks beyond our control which can adversely impact demand for hospitality products and services, our operations, and our financial results. For example, most of our properties are located at or around sea level, and are therefore vulnerable to rising sea levels and erosion. Climate change-related impacts may also result in a scarcity of resources, such as water and energy, at some or all of the regions in which our results are located. Furthermore, increasing awareness around sustainability, the impact of air travel on climate change and the impact of over-tourism may contribute to a reduction in demand from certain guests visiting our resorts.

We also face investor-related climate risks. Investors are increasingly taking into account environmental, social, and governance factors, including climate risks, in determining whether to invest in companies. Our exposure to the risks of climate change may adversely impact investor interest in our securities. These risks also include the increased pressure to make commitments, set targets, or establish goals to take actions to meet them, which could expose us to market, operational, execution and reputational costs or risks.

The coastlines of a number of the regions where our resorts are concentrated have experienced elevated levels of sargassum seaweed in recent years.

Many of our resorts are beach-front properties that have been exposed to elevated levels of sargassum seaweed. In recent years, the amount of sargassum that has washed up onshore in various geographies in Mexico has increased. If not removed promptly, the seaweed can overrun the beach, making it difficult to swim in the water and generating a foul odor if it is allowed to rot. The heightened level of sargassum in recent years has led to negative media coverage and increased awareness of the potential problem and has required additional operating expenses to remove it. Although we do our best to remove the seaweed and prevent the build-up, the exact cause of overgrowth is unknown. If we are unable to successfully mitigate the impact of the seaweed build-up, there may be a reduction in demand from certain guests for our resorts.

Our insurance may not be adequate to cover our potential losses, liabilities and damages, the cost of insurance may continue to increase materially, including as a result of extreme weather events that may be related to climate change, and we may not be able to secure insurance to cover all of our risks, all of which could have a material adverse effect on us.

The business of owning and managing resorts is subject to a number of risks, hazards, adverse environmental conditions, labor disputes, changes in the regulatory environment and natural phenomena such as floods, hurricanes, earthquakes and earth movements. Such occurrences could result in damage or impairment to, or destruction of, our resorts, personal injury or death, environmental damage, business interruption, monetary losses and legal liability.

While insurance is not commonly available for all these risks, we maintain customary insurance against risks that we believe are typical and reasonably insurable in the lodging industry and in amounts that we believe to be reasonable but that contain limits, deductibles, exclusions and endorsements. However, we may decide not to insure against certain risks because of high premiums compared to the benefit offered by such insurance or for other reasons. In the event that costs or losses exceed our available insurance or additional liability is imposed on us for which we are not insured or are otherwise unable to seek reimbursement, we could be materially and adversely affected, including our financial results. We may not be able to continue to procure adequate insurance coverage at commercially reasonable rates in the future or at all, and some claims may not be paid. There can be no assurance that the coverage and amounts of our insurance will be sufficient for our needs.

Labor shortages could restrict our ability to operate our properties or grow our business or result in increased labor costs that could adversely affect our results of operations and cash flows.

Our success depends in large part on our ability to attract, retain, train, manage and engage skilled employees. As of December 31, 2022, we directly and indirectly employed approximately 14,100 employees worldwide at both our corporate offices and on-site at our resorts. If we are unable to attract, retain, train, manage, and engage skilled employees, our ability to manage and staff our resorts could be impaired, which could reduce guest satisfaction. Staffing shortages in places where our resorts are located also could hinder our ability to grow and expand our businesses. Because payroll costs are a major component of the operating expenses at our resorts, a shortage of skilled labor could also require higher wages that would increase labor costs, which could adversely affect our results of operations and cash flows.

A significant number of our employees are unionized, and if labor negotiations or work stoppages were to disrupt our operations, it could have a material adverse effect on us.

Approximately 43% of our full-time equivalent work force is unionized. As a result, we are required to negotiate the wages, salaries, benefits, staffing levels and other terms with many of our employees collectively and we are exposed to the risk of disruptions to our operations. Our results could be adversely affected if future labor negotiations were to disrupt our operations. If we were to experience labor unrest, strikes or other business interruptions in connection with labor negotiations or otherwise, or if we were unable to negotiate labor contracts on reasonable terms, we could be materially and adversely affected, including our results of operations. In addition, our ability to make adjustments to control compensation and benefits costs, rebalance our portfolio or otherwise adapt to changing business needs may be limited by the terms and duration of our collective bargaining agreements.

The availability and affordability of commercial airline and tour operator services is important to our business.

Many of our guests depend on a combination of scheduled commercial airline services and tour operator services to transport them to airports near our resorts. Increases in the price of airfare, due to increases in fuel prices, reductions in service, or other factors such as inflation, increase the overall vacation cost to our guests and may adversely affect demand for our vacation packages. Changes in commercial airline services or tour operator services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings, could have a material adverse effect on us, including our occupancy rates and revenue and, therefore, our liquidity and results of operations.

Our resorts require ongoing and often costly maintenance, renovations and capital improvements.

Our resorts have an ongoing need for maintenance, renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. In addition, Hyatt, Hilton and Wyndham require periodic capital improvements by us as a condition of maintaining the use of their brands. In addition to liquidity risks, these capital improvements may result in declines in revenues while rooms or restaurants are out of service due to capital improvement projects or other risks. The costs of these capital improvements or any of the above noted factors could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

We have substantial debt outstanding that requires significant payments of principal and interest.

As of December 31, 2022, our total debt obligations were $1,105.7 million which represents the principal amounts outstanding under our new term loan issued in December 2022 (the "2022 Term Loan") and revolving credit facility (the "2022 Revolving Credit Facility," and, collectively with the 2022 Term Loan, the "2022 Senior Secured Credit Facility") and finance lease obligations, excluding $32.4 million of issuance discounts and $7.8 million of unamortized debt issuance costs. In addition, the terms of the 2022 Senior Secured Credit Facility permit us to incur additional indebtedness, subject to our ability to meet certain borrowing conditions.

Our substantial debt may have important consequences to you. For instance, it could:

- make it more difficult for us to satisfy our financial obligations;

- require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes, including capital expenditures and acquisitions;

- place us at a competitive disadvantage compared to some of our competitors that may have less debt and better access to capital resources;

- limit our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may adversely affect our operations;

- cause us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

- limit our ability to make investments or acquisitions, dispose of assets, pay cash dividends or redeem or repurchase shares; and/or

- limit our ability to refinance existing debt or to obtain additional financing required to fund working capital and other business needs, including capital requirements and acquisitions.

Our ability to service our significant financial obligations depends on our ability to generate significant cash flow from operations, which is partially subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control, and we cannot assure you that our business will generate cash flow from operations, or that we will be able to complete any necessary financings or refinancings, in amounts sufficient to enable us to fund our operations, engage in acquisitions, capital improvements or other development activities, pay our debts and other obligations and fund our other liquidity needs. If we are not able to generate sufficient cash flow from operations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. Additional debt or equity financing may not be available in sufficient amounts, at times or on terms acceptable to us, or at all, and any additional debt financing we do obtain may significantly increase our leverage on unfavorable terms. If we are unable to implement one or more of these alternatives, we may not be able to service our debt or other obligations, which could result in us being in default thereon, in which circumstances our lenders could cease making loans to us, lenders or other holders of our debt could accelerate and declare due all outstanding obligations due under the respective agreements and secured lenders could foreclose on their collateral, any of which could have a material adverse effect on us.

The agreements which govern our various debt obligations impose restrictions on our business and limit our ability to undertake certain actions.

The agreements which govern our 2022 Senior Secured Credit Facility include covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things:

- incur additional debt;

- pay dividends or repurchase shares or make other distributions to shareholders;

- make investments or acquisitions;

- create liens or use assets as security in other transactions;

- issue guarantees;

- merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

- amend our Articles of Association or bylaws;

- engage in transactions with affiliates; and

- purchase, sell or transfer certain assets.

The 2022 Senior Secured Credit Facility requires us to comply with certain financial and other covenants. Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants could have a material adverse effect on our business by limiting our ability to take advantage of financing, mergers, acquisitions or other corporate opportunities. The breach of any of these covenants could result in a default under the 2022 Senior Secured Credit Facility. An event of default under any of our debt agreements could permit such lenders to declare all amounts borrowed from them, together with accrued and unpaid interest, to be immediately due and payable, which could, in turn, trigger defaults under other debt obligations and could result in the termination of commitments of the lenders to make further extensions of credit under the 2022 Revolving Credit Facility. If we are unable to repay debt to our lenders, or are otherwise in default under any provision governing any secured debt obligations, our secured lenders could proceed against us and against any collateral securing that debt.

Our variable rate indebtedness is priced using a spread over SOFR and subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the 2022 Senior Secured Credit Facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our existing and any future variable rate indebtedness would also increase and our cash available to service our other obligations and invest in our business would decrease. Furthermore, rising interest rates would likely increase our interest obligations on future fixed rate indebtedness. As a result, rising interest rates could materially and adversely affect our financial condition and liquidity.

Any mortgage debt we incur will expose us to increased risk of property losses due to foreclosure, which could have a material adverse effect on us.

Incurring mortgage debt increases our risk of property losses because any defaults on indebtedness secured by our resorts may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing the loan for which we are in default. For tax purposes, a foreclosure of any nonrecourse mortgage on any of our resorts may be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. In certain of the jurisdictions in which we operate, if any such foreclosure is treated as a sale of the property and the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we could recognize taxable income upon foreclosure but may not receive any cash proceeds. In addition, any default under our mortgage debt may increase the risk of default on our other indebtedness, including other mortgage debt. If this occurs, we may not be able to satisfy our obligations under our indebtedness, which could have a material adverse effect on us, including our financial condition, liquidity (including our future access to borrowing) and results of operations.

We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us.

The nature of our business has exposed us to disputes or legal, regulatory and other proceedings from time to time relating to tax matters, environmental matters, government regulations, including licensing and permitting requirements, food and beverages safety regulations, personal injury, labor and employment matters, contract disputes and other issues. In addition, amenities at our resorts, including restaurants, bars, casinos, and swimming pools, are subject to significant regulations, and government authorities may disagree with our interpretations of these regulations, or may enforce regulations that historically have not been enforced. Such disputes, individually or collectively, could adversely affect our business by distracting our management from the operation of our business or impacting our market reputation with our guests. If these disputes develop into proceedings or judgments, these proceedings or judgments, individually or collectively, could distract our senior management, disrupt our business or involve significant expenditures and our reserves relating to ongoing proceedings, if any, may ultimately prove to be inadequate, any of which could have a material adverse effect on us, including our financial results.

Some of the resorts in our portfolio located in Mexico were constructed and renovated without certain approvals. The authority granted to the Mexican government is plenary and we can give no assurance it will not exercise its authority to impose fines, remediation measures or close part or all of the related resort(s, which could have a material adverse effect on us.

Some of the resorts in our portfolio were constructed and renovated without certain approvals at the time the construction and renovation work was carried out, as the prior owners of such resorts determined that such approvals were not required under the Mexican law. We can give no assurance that the Mexican authorities will have the same interpretation of Mexican law as the prior owners. The authority granted to the Mexican government in this regard is plenary and we can give no assurance the Mexican government will not exercise its authority to impose fines, to require us to perform remediation/restoration activities and/or to contribute to environmental trusts, and/or to close part or all of the related resort(s), which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

As of 1988, Mexican environmental laws were amended in order to establish that, among other things, any new hotel construction and certain renovations require the preparation of an environmental impact statement ("*MIA*") in order to obtain an Environmental Impact Authorization (*Resolutivo de Impacto Ambiental*). Furthermore, since 2003 depending on each specific project, a supporting technical report ("*ETJ*") is required to obtain an Authorization to Change the Use of Soil of Forestal Land (*Autorización de Cambio de Uso de Suelo en Terrenos Forestales*).

With respect to the applicable resorts:

- Two of the acquired resorts, Wyndham Alltra Cancún and Hyatt Zilara Cancún, were built prior to implementation of the MIA in 1988 and, therefore, required no such authorization. However, certain renovations to these resorts were carried out after 1988 without an MIA because the prior owner determined that no authorization was needed pursuant to an exception in the Mexican law. We can give no assurance that the Mexican authorities will have the same interpretation of the applicability of the exception as the prior owner.

- The remaining two resorts, Hilton Playa del Carmen All-Inclusive Resort and Wyndham Alltra Playa del Carmen, were constructed after 1988 without the required MIA and ETJ authorizations. Notwithstanding the foregoing, those resorts were operated by the prior owner, and since our Predecessor's acquisition at the time of our Predecessor's formation transaction have been operated by our Predecessor and us, with no interference in the normal course of business.

The consequences of failing to obtain the MIA and/or ETJ, as applicable, could result in fines of up to approximately $300,000, obligations to perform remediation/restoration activities and/or contribute to environmental trusts, and, in the case of a severe violation, a partial or total closing or a demolition of the relevant resort(s). Although we are not aware of closings or demolitions due to the failure to obtain the MIA and/or ETJ, no assurance can be given that such action will not be taken in the future.

Our wholly-owned subsidiary Playa Resorts Holding B.V. may be required to obtain a banking license and/or may be in violation of the prohibition to attract repayable funds as a result of having issued senior notes and borrowing under our 2022 Senior Secured Credit Facility, which could have a material adverse effect on us.

Under the Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013, which took effect on January 1, 2014, as amended from time to time (the "CRR"), there is uncertainty regarding how certain key terms in the CRR are to be interpreted.

If such terms are not interpreted in a manner that is consistent with current Dutch national guidance on which Playa Resorts Holding B.V. (our wholly-owned subsidiary) relies, Playa Resorts Holding B.V. could be categorized as a "credit institution" as a consequence of borrowing under our 2022 Senior Secured Credit Facility if it is deemed to be "an undertaking the business of which is to receive deposits or other repayable funds from the public and to grant credits for its own account." This would require it to obtain a banking license and it could be deemed to be in violation of the prohibition on conducting the business of a bank without such a license. With respect to the borrowing under our 2022 Senior Secured Credit Facility, Playa Resorts Holding B.V. could also be deemed to be in violation of the prohibition on attracting repayable funds from the public. In each such case, it could, as a result, be subject to certain enforcement measures such as a warning and/or instructions by the regulator, incremental penalty payments (*last onder dwangsom*) and administrative fines (*bestuurlijke boete*), which all may be disclosed publicly by the regulator.

There is limited official guidance at the EU level as to the key elements of the definition of "credit institution," such as the terms "repayable funds" and "the public." The Netherlands legislature has indicated that, as long as there is no clear guidance at the EU level, it is to be expected that the current Dutch national interpretation of these terms will continue to be taken into account for the use and interpretation thereof. Playa Resorts Holding B.V. relies on this national interpretation to reach the conclusion that a requirement to obtain a banking license is not triggered, and that the prohibitions on conducting the business of a bank without such a license and on attracting repayable funds from the public have not been violated, on the basis that (i) each lender under our 2022 Senior Secured Credit Facility has extended loans to Playa Resorts Holding B.V. for an initial amount of at least the U.S. dollar equivalent of €100,000 or has assumed rights and/or obligations vis-à-vis Playa Resorts Holding B.V. the value of which is at least the U.S. dollar equivalent of €100,000 and (ii) all senior notes which were issued by Playa Resorts Holding B.V. were in denominations which equal or are greater than the U.S. dollar equivalent of €100,000.

If European guidance is published on what constitutes "the public" as referred to in the CRR, and such guidance does not provide that the holder of a note of $150,000 or more, such as was the case with our senior notes, or the lenders under our 2022 Senior Secured Credit Facility, each providing a loan the initial amount of which exceeds the U.S. dollar equivalent of €100,000, are excluded from being considered part of "the public" and the current Dutch national interpretation of these terms is not considered to be "grandfathered," then Playa Resorts Holding B.V. may be required to obtain a banking license, and/or may be deemed to be in violation of the prohibition on conducting the business of a bank without such a license and, with respect to our 2022 Senior Secured Credit Facility, the prohibition on attracting repayable funds from the public and, as a result may, in each case, be subject to certain enforcement measures as described above. If Playa Resorts Holding B.V. is required to obtain a banking license or becomes subject to such enforcement measures, we could be materially adversely affected.

The results of operations of our resorts may be adversely affected by various operating risks common to the lodging industry, including competition, over-supply and dependence on tourism, which could have a material adverse effect on us.

Our resorts are subject to various operating risks common to the lodging industry, many of which are beyond our control, including, among others, the following:

- the availability of and demand for hotel and resort rooms;

- over-building of hotels and resorts in the markets in which we operate, which results in increased supply and may adversely affect Occupancy and revenues at our resorts;

- pricing strategies of our competitors;

- increases in operating costs due to inflation and other factors that may not be offset by increased room rates or other income;

- international, national, and regional economic and geopolitical conditions;

- the impact of war, crime, actual or threatened terrorist activity and heightened travel security measures instituted in response to war, terrorist activity or threats (including Travel Advisories issued by the U.S. Department of State) and civil unrest;

- the impact of any economic or political instability in Mexico due to unsettled political conditions, including civil unrest, widespread criminal activity, acts of terrorism, force majeure, war or other armed conflict, strikes and governmental actions;

- the desirability of particular locations and changes in travel patterns;

- the occurrence of natural or man-made disasters, such as earthquakes, tsunamis, hurricanes, floods, and oil spills;

- events that may be beyond our control that could adversely affect the reputation of one or more of our resorts or that may disproportionately and adversely impact the reputation of our brands or resorts;

- taxes and government regulations that influence or determine wages, prices, interest rates, construction procedures, and costs;

- adverse effects of a downturn in the lodging industry, especially leisure travel and tourism spending;

- necessity for periodic capital reinvestment to maintain, repair, expand, renovate and reposition our resorts;

- regional, national and international development of competing resorts;

- increases in wages and other labor costs, energy, healthcare, insurance, transportation and fuel, and other expenses central to the conduct of our business or the cost of travel for our guests, including recent increases in energy costs and any resulting increase in travel costs or decrease in airline capacity; and

- organized labor activities, which could cause the diversion of business from resorts involved in labor negotiations, loss of group business, and/or increased labor costs.

Any one or more of these factors could limit or reduce the demand for our resorts or the prices our resorts are able to obtain, or increase our costs and therefore reduce the operating results of our resorts. Even where such factors do not reduce demand, resort-level profit margins may suffer if we are unable to fully recover increased operating costs from our guests. These factors could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

The seasonality of the lodging industry could have a material adverse effect on us.

The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. Although this trend was disrupted in 2020 and 2021 by the impacts of the COVID-19 pandemic, we saw a return to pre-COVID-19 seasonality trends in 2022. The seasonality of the lodging industry and the location of our resorts in Mexico and the Caribbean will generally result in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations and liquidity, which are consistently higher during the first quarter of each year than in successive quarters. We can provide no assurances that these seasonal fluctuations will, in the future, be consistent with our historical experience or whether any shortfalls that occur as a result of these fluctuations will not have a material adverse effect on us.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us.

The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel and resort room supply is an important factor that can affect the lodging industry's performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and Occupancy, and thus Net Package RevPAR (as defined in Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*), tend to increase when demand growth exceeds supply growth. A decline in lodging demand, or increase in lodging supply, could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. Further, the costs of running a resort tend to be more fixed than variable. As a result, in an environment of declining revenue, the rate of decline in earnings is likely to be higher than the rate of decline in revenue.

The increasing use of Internet travel intermediaries by consumers could have a material adverse effect on us.

Some of our vacation packages are booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer lodging as a commodity, by increasing the importance of price and general indicators of quality, such as "three-star downtown hotel," at the expense of brand identification or quality of product or service. If consumers develop loyalty to Internet reservations systems rather than to our booking system or the brands we own and operate, the value of our resorts could deteriorate and we could be materially and adversely affected, including our financial results.

Cyber risk and the failure to maintain the integrity of internal or guest data could harm our reputation and result in a loss of business and/or subject us to costs, fines, investigations, enforcement actions or lawsuits.

We, Hyatt, Hilton, Wyndham, our third-party resort manager and other third-party service providers collect, use and retain large volumes of guest data, including credit card numbers and other personally identifiable information, for business, marketing and other purposes in our, Hyatt's, Hilton's, Wyndham's, our third-party resort manager's and other third-party service providers' various information technology systems, which enter, process, summarize and report such data. We also maintain personally identifiable information about our employees. We, Hyatt, Hilton, Wyndham, our third-party resort manager and other third-party service providers store and process such internal and guest data both at on-site facilities and at third-party owned facilities including, for example, in a third-party hosted cloud environment. The integrity and protection of our guest, employee and company data, as well as the continuous operation of our, Hyatt's, Hilton's, Wyndham's, our third-party resort manager's and other third-party service providers' systems, is critical to our business. Our guests and employees expect that we will adequately protect their personal information. The regulations and contractual obligations applicable to security and privacy are increasingly demanding, both in the United States and in other jurisdictions where we operate, and cyber-criminals have been recently targeting the lodging industry. We continue to develop and enhance controls and security measures to protect against the risk of theft, loss or fraudulent or unlawful use of guest, employee or company data, and we maintain an ongoing process to re-evaluate the adequacy of our controls and measures.

We employ a variety of measures to prevent, detect, and mitigate these threats, which include password protection, frequent mandatory password change events, multi-factor authentication, mandatory employee trainings, internal phishing testing, firewall detection systems, frequent backups, a redundant data system for core applications, vulnerability scanning and penetration testing. However, notwithstanding these efforts to protect against unauthorized access of our systems and sensitive information, because of the scope and complexity of their information technology structure, our reliance on third parties to support and protect our structure and data, and the constantly evolving cyber-threat landscape, our systems and those of third parties on which we rely are vulnerable to disruptions, failures, unauthorized access, cyber-terrorism, employee error, negligence, fraud or other misuse, and given the sophistication of hackers to gain unauthorized access to our sensitive information, we may not be able to detect the breach for long periods of time or at all. These or similar occurrences, whether accidental or intentional, could result in theft, unauthorized access or disclosure, loss, fraudulent or unlawful use of guest, employee or company data which could harm our reputation, result in an interruption or disruption of our services or result in a loss of business, as well as remedial and other costs, fines, investigations, enforcement actions, or lawsuits. As a result, future incidents could have a material adverse impact on us, including our business, our financial condition, liquidity and results of operations and prospects. As of December 31, 2022, we have not had any material incidences involving cybersecurity attacks.

Information technology systems, software or website failures or interruptions could have a material adverse effect on our business or results of operations.

We rely on the uninterrupted and efficient operation of our information technology systems and software. Information technology is critical to our day-to-day operations, including, but not exclusive to guest check-in and check-out, housekeeping and room service, and reporting our financial results and the financial results of our resorts. We rely on certain third-party hardware, network and software vendors to maintain and upgrade many of our critical systems on an ongoing basis to support our business operations and to keep pace with technology developments in the hospitality industry. The software programs supporting many of our systems are licensed to us by independent third-party software providers. An inability to continuously maintain and update our hardware and software programs or an inability for network providers to maintain their communications infrastructure would potentially disrupt or inhibit the efficiency of our operations if suitable alternatives could not be identified and implemented in a timely, efficient and cost-effective manner.

We may be subject to unknown or contingent liabilities related to our existing resorts and resorts that we acquire, which could have a material adverse effect on us.

Our existing resorts and resorts that we may in the future acquire may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to our existing resorts and any future acquisitions of resorts by us may not survive the closing of the transactions. Furthermore, indemnification under such agreements may not exist or be limited and subject to various exceptions or materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the transferors or sellers of their representations and warranties or other prior actions by the sellers. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these resorts may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may materially and adversely affect us, including our business, financial condition, liquidity, results of operations and prospects.

We could be exposed to liabilities under the FCPA and other anti-corruption laws and regulations, including non-U.S. laws, any of which could have a material adverse impact on us.

We have international operations, and as a result are subject to compliance with various laws and regulations, including the FCPA and other anti-corruption laws in the jurisdictions in which we do business, which generally prohibit companies and their intermediaries or agents from engaging in bribery or making improper payments to foreign officials or their agents or other entities. The FCPA also requires companies to make and keep books and records and accounts which, in reasonable detail, reflect their transactions, including the disposition of their assets. We have implemented, and will continue to evaluate and improve, safeguards and policies designed to prevent violations of various anti-corruption laws that prohibit improper payments or offers of payments to foreign officials or their agents or other entities for the purpose of conducting business, and we are in the process of expanding our training program. The countries in which we own resorts have experienced governmental corruption to some degree and, in certain circumstances, compliance with anti-corruption laws may conflict with local customs and practices. Despite existing safeguards and any future improvements to our policies and training, we will be exposed to risks from deliberate, reckless or negligent acts committed by our employees or agents for which we might be held responsible. Failure to comply with these laws or our internal policies could lead to criminal and civil penalties and other legal and regulatory liabilities and require us to undertake remedial measures, any of which could have a material adverse impact on us, including our business, financial condition, liquidity, results of operations and prospects.

Our existing resorts and resorts that we may acquire may contain or develop harmful mold that could lead to liability for adverse health effects and costs of remediating the problem, either of which could have a material adverse effect on us.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of the resorts in our portfolio or resorts that we may acquire may contain microbial matter, such as mold and mildew, which could require us to undertake a costly remediation program to contain or remove the mold from the affected resort. Furthermore, we can provide no assurances that we will be successful in identifying harmful mold and mildew at resorts that we seek to acquire, which could require us to take remedial action at acquired resorts. The presence of significant mold could expose us to liability from guests, employees and others if property damage or health concerns arise, which could have a material adverse effect on us, including our results of operations.

Illiquidity of real estate investments could significantly impede our ability to sell resorts or otherwise respond to adverse changes in the performance of our resorts, which could have a material adverse effect on us.

Because real estate investments are relatively illiquid, our ability to sell one or more resorts promptly for reasonable prices in response to changing economic, financial and investment conditions will be limited. The real estate market is affected by many factors beyond our control that could impact the timing of a disposition, including adverse changes in economic and market conditions, changes in interest and tax rates and in the availability and cost and other terms of debt financing, and changes in governmental laws and regulations.

In addition, we may be required to expend funds to correct defects, terminate contracts or to make improvements before a resort can be sold. We can provide no assurances that we will have funds available, or access to such funds, to correct those defects or to make those improvements. In acquiring a resort, we may agree to lock-out provisions or tax protection agreements that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our resorts or a need for liquidity could materially and adversely affect us, including our financial results.

We could incur significant costs related to government regulation and litigation with respect to environmental matters, which could have a material adverse effect on us.

Our resorts are subject to various international, national, regional and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of property, to perform or pay for the clean-up of contamination (including hazardous substances, waste, or petroleum products) at, on, under or emanating from our property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused, such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it was or became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell resorts. Contamination at, on, under or emanating from our resorts also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our resorts, environmental laws also may impose restrictions on the manner in which our property may be used or our business may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

In addition, our resorts are subject to various international, national, regional and local environmental, health and safety regulatory requirements that address a wide variety of issues. Some of our resorts routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (*e.g.*, swimming pool chemicals). Our resorts incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws.

Liabilities and costs associated with contamination at, on, under or emanating from our properties, defending against claims, or complying with environmental, health and safety laws could be significant and could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects. We can provide no assurances that (i) changes in current laws or regulations or future laws or regulations will not impose additional or new material environmental liabilities or (ii) the current environmental condition of our resorts will not be affected by our operations, by the condition of the resorts in the vicinity of our resorts, or by third parties unrelated to us. The discovery of material environmental liabilities at our resorts could subject us to unanticipated significant costs, which could result in significant losses. Please see "*Risk Factors — Risks Related to Our Business — We may become subject to disputes or legal, regulatory or other proceedings that could involve significant expenditures by us, which could have a material adverse effect on us*" as to the possibility of disputes or legal, regulatory or other proceedings that could adversely affect us.

The tax laws, rules and regulations (or interpretations thereof in the jurisdictions in which we operate may change, which could have a material adverse effect on us.

We generally seek to structure our business activities in the jurisdictions in which we operate in a manner that is tax-efficient, taking into account the relevant tax laws, rules and regulations. However, tax laws, rules and regulations in these jurisdictions are complex and are subject to change as well as subject to interpretation by local tax authorities and courts. There can be no assurance that these tax laws, rules and regulations (or interpretations thereof) will not change, possibly with retroactive effect, or that local tax authorities may not otherwise successfully assert positions contrary to those taken by us. In any such case, we may be required to operate in a less tax-efficient manner, incur costs and expenses to restructure our operations and/or owe past taxes (and potentially interest and penalties), which in each case could negatively impact our operations. For example, we are currently renegotiating our agreements which determine our taxes in the Dominican Republic, known as advanced pricing agreements, with The Ministry of Finance of the Dominican Republic.

On October 8, 2021, almost 140 countries in the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS), including the U.S., the Netherlands and Mexico, reached an agreement on international tax reform. The reform of international corporate tax rules consist of two pillars: Pillar 1 and Pillar 2. Pillar 1 covers a new system of allocating taxing rights over the largest multinationals to jurisdictions where profits are earned (technical work on the details thereof is ongoing in the Inclusive Framework). Pillar 2 contains rules aimed at reducing the opportunities for base erosion and profit shifting with the goal to ensure that the largest multinational groups of companies pay a minimum rate of corporate tax.

On December 15, 2022 it was announced that the EU adopted a directive implementing a global minimum tax at an effective rate of 15% at the EU level (the EU Pillar 2 Directive). The EU Pillar 2 Directive is largely aligned with the OECD's model rules released in December 2021. Some deviations were introduced to ensure compliance with EU treaties. The EU Pillar 2 rules will apply to large multinational and domestic groups or companies with a combined annual turnover of at least €750 million. Member States, including the Netherlands, will now have to transpose the EU Pillar 2 Directive rules into their national laws by the end of 2023. The Netherlands has already published draft Pillar 2 rules in connection with the foregoing. The Netherlands proposes an entry into force of the so-called 'Income Inclusion Rule' (IRR) and qualified domestic top-up tax as per December 31, 2023 and the so-called 'Undertaxed Profit Rule' (UTPR) as per December 31, 2024 (in line with the EU Pillar 2 Directive). Other (non-EU) countries are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. As a result of these new tax rules and the ongoing initiatives at the OECD level, if enacted into law, in whole or in part, our effective tax rate may increase which may negatively impact our financial results.

Increases in property taxes would increase our operating costs, which could have a material adverse effect on us.

Each of our resorts is subject to real estate and personal property taxes, especially upon any development, redevelopment, rebranding, repositioning and renovation. These taxes may increase as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase, we would incur a corresponding increase in our operating expenses, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

Risks Related to Ownership of Our Ordinary Shares

The rights of our shareholders and the duties of our directors are governed by Dutch law, our Articles of Association and internal rules and policies adopted by our Board, and differ in some important respects from the rights of shareholders and the duties of members of a board of directors of a U.S. corporation.

Our corporate affairs, as a Dutch public limited liability company (*naamloze vennootschap*), are governed by our Articles of Association, internal rules and policies adopted by our Board and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the duties of our directors under Dutch law are different from the rights of shareholders and/or the duties of directors of a corporation organized under the laws of U.S. jurisdictions. In the performance of its duties, our Board is required by Dutch law to consider our interests and the interests of our shareholders, our employees and other stakeholders (*e.g.*, our creditors, guests and suppliers) as a whole and not only those of our shareholders, which may negatively affect the value of your investment.

In addition, the rights of our shareholders, including for example the rights of shareholders as they relate to the exercise of shareholder rights, are governed by Dutch law and our Articles of Association and such rights differ from the rights of shareholders under U.S. law. For example, if we engaged in a merger, Dutch law would not grant appraisal rights to any of our shareholders who wished to challenge the consideration to be paid to them upon such merger (without prejudice, however, to certain cash exit rights offered under Dutch law in certain circumstances).

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands.

We are organized and existing under the laws of the Netherlands, and, as such, the rights of our shareholders and the civil liability of our directors and executive officers are governed in certain respects by the laws of the Netherlands. The ability of our shareholders in certain countries other than the Netherlands to bring an action against us, our directors and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our directors and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As of the date of this annual report, there is no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment for the payment of money rendered by a court in the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (*behoorlijke rechtspleging*), (iii) binding effect of such foreign judgment is not contrary to Dutch public order and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgment in the Netherlands. Even if such a foreign judgment is giving binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our directors, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Under our Articles of Association, and certain other contractual arrangements between us and our directors, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. There is doubt, however, as to whether U.S. courts would enforce such indemnity provisions in an action brought against one of our directors in the United States under U.S. securities laws.

Sagicor owns a significant number of our ordinary shares and has representation on our Board, and may have interests that differ from those of our other shareholders.

As of January 31, 2023, approximately 8% of our outstanding ordinary shares were beneficially owned by Sagicor Financial Corporation Limited and its designated director on our Board. As a result, Sagicor and its affiliates may be able to influence the outcome of matters submitted for director action, subject to our directors' obligation to act in the interest of all of our stakeholders, and for shareholder action, including the designation and appointment of our Board (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers. So long as this shareholder and/or its affiliates continue to directly or indirectly own a significant amount of our outstanding equity interests and have the right to designate a director to our Board and/or one or more committees thereof, this shareholder may be able to exert substantial influence on us and may be able to exercise its influence in a manner that is not in the interests of our other stakeholders. This shareholder's influence over our management could have the effect of delaying, deferring or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for our ordinary shares. Prospective investors in our ordinary shares should consider that the interests of this shareholder may differ from their interests in material respects.

Provisions of our Articles of Association or Dutch corporate law might deter or discourage acquisition bids for us that shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove our Board at the time of such acquisition bid.

Certain provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our Board. These provisions include:

- A provision that our directors are appointed by our general meeting ("General Meeting") at the binding nomination of our Board. Such binding nomination may only be overruled by the General Meeting by a resolution adopted by at least a majority of the votes cast, if such votes represent more than 50% of our issued share capital.

- A provision that our shareholders at a General Meeting may suspend or remove directors at any time. A resolution of our General Meeting to suspend or remove a director may be passed by a majority of the votes cast, provided that the resolution is based on a proposal by our Board. In the absence of a proposal by our Board, a resolution of our General Meeting to suspend or remove a director shall require a vote of at least a majority of the votes cast, if such votes represent more than 50% of our issued share capital.

- A requirement that certain actions can only be taken by the General Meeting with at least two-thirds of the votes cast, unless such resolution is passed at the proposal by our Board, including an amendment of our Articles of Association, the issuance of shares or the granting of rights to subscribe for shares, the limitation or exclusion of preemptive rights, the reduction of our issued share capital, the application for bankruptcy, the making of a distribution from our profits or reserves on our ordinary shares, the making of a distribution in the form of shares in our capital or in the form of assets, instead of cash, the entering into of a merger or demerger, our dissolution and the designation or granting of authorizations such as the authorization to issue shares and to limit or exclude preemptive rights. Our General Meeting adopted a resolution to grant such authorizations to our Board.

- A provision prohibiting (a) a "Brand Owner" (which generally means a franchisor, licensor or owner of a hotel concept or brand that has at least 12 all-inclusive resorts and that competes with any Hyatt All-Inclusive Resort Brand resort) from acquiring our ordinary shares such that the Brand Owner (together with its affiliates) acquires beneficial ownership in excess of 15% of our outstanding shares, or (b) a "Restricted Brand Company" from acquiring our ordinary shares such that the Restricted Brand Company (together with its affiliates) acquires beneficial ownership in excess of 5% of our outstanding ordinary shares. Upon becoming aware of either share cap being exceeded, we will send a notice to such shareholder informing such shareholder of a violation of this provision and granting the shareholder two weeks to dispose of such excess ordinary shares to an unaffiliated third party. Such notice will immediately trigger the transfer obligation and suspend the right to attend our General Meeting and voting rights (together, "Shareholder Rights") of the shares exceeding the cap. If such excess shares are not disposed by such time, (i) the Shareholder Rights on all shares held by the shareholder exceeding the share cap will be suspended until the transfer obligations have been complied with, (ii) we will be irrevocably authorized under our Articles of Association to transfer the excess shares to a foundation until sold to an unaffiliated third party and (iii) such foundation shall issue depository receipts for the ordinary shares concerned to the relevant Brand Owner or Restricted Brand Company for as long as those ordinary shares are held by the foundation.

Such provisions could discourage a takeover attempt and impair the ability of shareholders to benefit from a change in control and realize any potential change of control premium. This may adversely affect the market price of the ordinary shares.

Moreover, our Board can invoke a cooling-off period of up to 250 days in the event of certain unsolicited takeover offers and shareholder activism. During a cooling-off period, our General Meeting would not be able to dismiss, suspend or appoint members of the Board (or amend the provisions in our Articles of Association dealing with those matters) except at the proposal of our Board.

Provisions of our franchise agreements with Hyatt might deter acquisition bids for us that shareholders might consider to be favorable and/or give Hyatt the right to terminate such agreements if certain persons obtain and retain more than a specified percentage of our ordinary shares.

Certain provisions of our franchise agreements with Hyatt may make it more difficult for certain third parties to acquire more than a specified percentage of issued ordinary shares. Our franchise agreements with Hyatt and our Articles of Association both contain a provision prohibiting (a) a Brand Owner from acquiring issued ordinary shares such that the Brand Owner (together with its affiliates) acquires beneficial ownership in excess of 15% of issued and outstanding ordinary shares, and (b) a Restricted Brand Company from acquiring issued ordinary shares such that the Restricted Brand Company (together with its affiliates) acquires beneficial ownership in excess of 5% of issued and outstanding ordinary shares. Upon becoming aware of either share cap being exceeded, we must send a notice to such shareholder informing such shareholder of a violation of this provision and granting the shareholder two weeks to dispose of such excess ordinary shares to an unaffiliated third party. Such notice will immediately trigger the transfer obligation and suspend the Shareholder Rights of ordinary shares exceeding the share cap. If such excess ordinary shares are not disposed by such time, (i) the Shareholder Rights on all ordinary shares held by the shareholder exceeding the share cap will be suspended until the transfer obligations have been complied with and (ii) we will be irrevocably authorized under our Articles of Association to transfer the excess ordinary shares to a foundation until sold to an unaffiliated third party. Our franchise agreements provide that, if the excess ordinary shares are not transferred to a foundation or an unaffiliated third party within 30 days following the earlier of the date on which a public filing is made with respect to either share cap being exceeded and the date we become aware of either share cap being exceeded, Hyatt will have the right to terminate all (but not less than all) of its franchise agreements with us by providing the notice specified in the franchise agreement to us and we will be subject to liquidated damage payments to Hyatt. In the event that any Brand Owner or Restricted Brand Company acquires any ownership interest in us, we will be required to establish and maintain controls to protect the confidentiality of certain Hyatt information and will provide Hyatt with a detailed description and evidence of such controls.

Future issuances of debt securities and equity securities may adversely affect us, including the market price of our ordinary shares and may be dilutive to existing shareholders.

In the future, we may incur debt or issue equity ranking senior to our ordinary shares. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting its operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our ordinary shares. We may also issue ordinary shares in a public or private offering at prices below the current market price of the ordinary shares. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our ordinary shares and be dilutive to existing shareholders.

Our shareholders may not have any preemptive rights in respect of future issuances of our ordinary shares.

In the event of an increase in our share capital, our ordinary shareholders are generally entitled under Dutch law to full preemptive rights, unless these rights are limited or excluded either by a resolution of the General Meeting or by a resolution of our Board (if our Board has been authorized by the General Meeting for this purpose), or where shares are issued to our employees or a group company (i.e., certain affiliates, subsidiaries or related companies) or where shares are issued against a non-cash contribution, or in case of an exercise of a previously acquired right to subscribe for shares. The same preemptive rights apply when rights to subscribe for shares are granted.

Preemptive rights may be excluded by our Board on the basis of the irrevocable authorization of the General Meeting to our Board for a period of five years from the date of this authorization with respect to the issue of our ordinary shares up to the amount of the authorized share capital (from time to time). The General Meeting has delegated the authority to issue our ordinary shares and grant rights to purchase our ordinary shares in accordance with the respective authorizations granted by our General Meeting.

Accordingly, holders of our ordinary shares may not have any preemptive rights in connection with, and may be diluted by an issue of, our ordinary shares and it may be more difficult for a shareholder to obtain control over our General Meeting. Certain of our shareholders outside the Netherlands, in particular, U.S. shareholders, may not be allowed to exercise preemptive rights to which they are entitled, if any, unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is declared effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements is available.

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code (the "DCGC". This could adversely affect your rights as a shareholder.

As we are incorporated under Dutch law and our ordinary shares have been listed on a government-recognized stock exchange (i.e., the Nasdaq), we are subject to the DCGC. The DCGC contains both principles and best practice provisions for our Board, shareholders and the General Meeting, financial reporting, auditors, disclosure compliance and enforcement standards.

The DCGC is based on a "comply or explain" principle. Accordingly, we are required to disclose in our annual management report publicly filed in the Netherlands, whether or not we are complying with the various provisions of the DCGC. If we do not comply with one or more of those provisions (e.g., because of a conflicting Nasdaq requirement or U.S. market practice), we are required to explain the reasons for such non-compliance in our annual management report.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the Nasdaq and U.S. securities laws that apply to us, or because we believe such provisions do not reflect customary practices of global companies listed on the Nasdaq. This could adversely affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

If, based on Mexican law, the accounting value of our ordinary shares is derived more than 50% from property in Mexico, it could result in the imposition of tax on a selling shareholder who is not eligible to claim benefits under the income tax treaty between Mexico and the United States or under any other favorable income tax treaty with Mexico.

According to article 161 of the Income Tax Law of Mexico, the transfer by a nonresident of Mexico of shares in an entity where the accounting value of the transferred shares is derived, directly or indirectly, from more than 50% from immovable property located in Mexico could be subject to Mexican income tax. The applicable Mexican law does not provide for the method to be followed in making this calculation. The income tax rate in Mexico for the disposal of shares by nonresidents is currently either 25% of the gross sale proceeds or, if certain conditions are met, 35% of the net gain. Withholding of 25% of gross sale proceeds is required of the buyer only if the latter is a Mexican resident. A Mexican nonresident subject to tax under article 161 may be eligible to claim exemption from taxation or a reduced tax rate under an applicable income tax treaty with Mexico, such as the income tax treaty between Mexico and the United States. A determination of whether the accounting value of our ordinary shares is derived, directly or indirectly, more than 50% from immovable property located in Mexico is subject to interpretations of the applicable law and will be affected by various factors with regard to us that may change over time. If, at the time of a transfer of our ordinary shares, the accounting value of our ordinary shares is derived, directly or indirectly, from more than 50% from immovable property located in Mexico and article 161 were applied to such transfer, it could result in the imposition of the above-mentioned tax on a selling shareholder who is not eligible to claim benefits under the income tax treaty between Mexico and the United States or under any other favorable income tax treaty with Mexico.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

As of December 31, 2022, the following table presents an overview of our resorts and is organized by our four geographic business segments: the Yucatán Peninsula, the Pacific Coast, the Dominican Republic and Jamaica.

Name of Resort	Location	Brand and Type	Operator	Year Built; Significant Renovations	Rooms
Owned Resorts					
Yucatán Peninsula					
Hyatt Ziva Cancún	Cancún, Mexico	Hyatt Ziva (all ages)	Playa	1975; 1980; 1986; 2002; 2015	547
Hyatt Zilara Cancún	Cancún, Mexico	Hyatt Zilara (adults-only)	Playa	2006; 2009; 2013; 2017	310
Wyndham Alltra Cancún	Cancún, Mexico	Wyndham (all ages)	Playa	1985; 2009; 2017	458
Hilton Playa del Carmen All-Inclusive Resort	Playa del Carmen, Mexico	Hilton (adults-only)	Playa	2002; 2009; 2019	524
Wyndham Alltra Playa del Carmen	Playa del Carmen, Mexico	Wyndham (adults-only)	Playa	1996; 2006; 2012; 2017	287
Pacific Coast					
Hyatt Ziva Los Cabos	Cabo San Lucas, Mexico	Hyatt Ziva (all ages)	Playa	2007; 2009; 2015	591
Hyatt Ziva Puerto Vallarta	Puerto Vallarta, Mexico	Hyatt Ziva (all ages)	Playa	1969; 1990; 2002; 2009; 2014; 2017	335
Dominican Republic					
Hilton La Romana All-Inclusive Resort	La Romana, Dominican Republic	Hilton (adults-only)	Playa	1997; 2008; 2019	356
Hilton La Romana All-Inclusive Resort	La Romana, Dominican Republic	Hilton (all ages)	Playa	1997; 2008; 2019	418
Jewel Palm Beach	Punta Cana, Dominican Republic	Jewel (all ages)	Playa [1]	1994; 2008	500
Jewel Punta Cana	Punta Cana, Dominican Republic	Jewel (all ages)	Playa	2004	620
Hyatt Ziva Cap Cana	Cap Cana, Dominican Republic	Hyatt Ziva (all ages)	Playa	2019	375
Hyatt Zilara Cap Cana	Cap Cana, Dominican Republic	Hyatt Zilara (adults-only)	Playa	2019	375
Jamaica					
Hyatt Ziva Rose Hall	Montego Bay, Jamaica	Hyatt Ziva (all ages)	Playa	2000; 2014; 2017	276
Hyatt Zilara Rose Hall	Montego Bay, Jamaica	Hyatt Zilara (adults-only)	Playa	2000; 2014; 2017	344
Hilton Rose Hall Resort & Spa	Montego Bay, Jamaica	Hilton (all ages)	Playa	1974; 2008; 2017	495
Jewel Paradise Cove Beach Resort & Spa	Runaway Bay, Jamaica	Jewel (adults-only)	Playa	2013	225
Jewel Grande Montego Bay Resort & Spa [2]	Montego Bay, Jamaica	Jewel (all ages)	Playa	2016; 2017	88
Total Rooms Owned					**7,124**
Managed Resorts [3]					
Sanctuary Cap Cana	Punta Cana, Dominican Republic	The Luxury Collection by Marriott (adults-only)	Playa	2008; 2015; 2018	324
Jewel Grande Montego Bay Resort & Spa	Montego Bay, Jamaica	Jewel (condo-hotel)	Playa	2016; 2017	129
The Yucatán Playa Del Carmen All-Inclusive Resort	Playa del Carmen, Mexico	Tapestry Collection by Hilton (adults-only)	Playa	2012	60
Hyatt Ziva Riviera Cancún	Riviera Maya, Mexico	Hyatt Ziva (all ages)	Playa	2008; 2021	438
Hyatt Zilara Riviera Maya [4]	Riviera Maya, Mexico	Hyatt Zilara (adults-only)	Playa	2003; 2022	291
Seadust Cancún Family Resort [5]	Cancún, Mexico	Seadust (all ages)	Playa	2006; 2022	502
Kimpton Hacienda Tres Ríos Resort, Spa & Nature Park [6]	Playa del Carmen, Mexico	Kimpton (all ages)	Playa	2008; 2023	255
Wyndham Alltra Riviera Nayarit [7]	Nuevo Vallarta, Mexico	Wyndham (all ages)	Playa	2009; 2022	229
Total Rooms Operated					**2,228**
Total Rooms Owned and Operated					**9,352**

---

[1] Prior to January 6, 2023, this resort was managed by AMResorts and operated under the Dreams brand.

[2] Represents an 88-unit tower and spa owned by us. We manage the majority of the units within the remaining two condo-hotel towers that comprise the Jewel Grande Montego Bay Resort & Spa.

[3] Owned by a third party.

[4] We entered into a management agreement to operate this resort during the first quarter of 2021. The resort underwent renovations and opened in December 2022.

[5] We entered into a management agreement to operate this resort during the second quarter of 2022 and commenced operations in February 2023.

[6] We entered into a management agreement to operate this resort during the second quarter of 2022. The resort is currently undergoing renovations and we expect to commence operations in early 2024.

[7] We entered into a management agreement to operate this resort in the third quarter of 2022 and commenced operations in October 2022.

Item 3. *Legal Proceedings.*

The information contained under the heading "Litigation, claims and assessments" in Note 7 – Commitments and contingencies to our Consolidated Financial Statements in this report is incorporated by reference into this Item 3.

Item 4. *Mine Safety Disclosures.*

Not Applicable.

<p style="text-align:center">PART II</p>

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our ordinary shares have been traded on Nasdaq under the symbol "PLYA" since March 13, 2017.

Shareholder Information

As of February 20, 2023, we had 157,835,295 ordinary shares outstanding that were held by approximately 60 shareholders of record, which does not include Depository Trust Company participants, beneficial owners holding shares through nominee names or our employees holding restricted shares granted pursuant to our 2017 Omnibus Incentive Plan that have not vested.

Dividend Policy

We have never paid cash dividends on our ordinary shares and we do not anticipate paying cash dividends in the foreseeable future. In addition, payments of dividends are restricted by our 2022 Senior Secured Credit Facility. We currently intend to retain any earnings for future operations and expansion. Any future determination to pay dividends will be at the discretion of shareholders at a General Meeting, subject to a proposal from our Board, and will depend on our actual and projected financial condition, liquidity and results of operations, capital requirements, prohibitions and other restrictions contained in current or future financing instruments and applicable law, and such other factors as our Board deems relevant.

Performance Graph

The graph below compares the cumulative total return for our ordinary shares from December 31, 2017 through December 31, 2022 with the comparable cumulative return of two indices: the Dow Jones United States Travel and Leisure Index ("DJUSCG") and the Russell 2000 Index ("RUSSELL 2000"). The graph assumes $100 was invested on December 31, 2017 in our ordinary shares and the two indices presented.



Unregistered Sales of Equity Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

The following table sets forth information regarding our purchases of our ordinary shares during the quarter ended December 31, 2022:

	Total number of shares purchased	Average price paid per share [1]	Total number of shares purchased as part of publicly announced program [2]	Maximum approximate dollar value of shares that may yet be purchased under the program ($ in thousands) [2]
October 1, 2022 to October 31, 2022	2,671,010	$ 5.73	2,671,010	$ 78,911
November 1, 2022 to November 30, 2022	1,702,851	5.95	1,702,851	68,781
December 1, 2022 to December 31, 2022	2,491,200	6.04	2,491,200	53,744
Total	**6,865,061**	**$ 5.90**	**6,865,061**	**$ 53,744**

_____

[1] The average price paid per share and maximum approximate dollar value of shares disclosed above include broker commissions.

[2] In December 2018, our Board established a $100.0 million share repurchase program, pursuant to which we may repurchase our outstanding ordinary shares as market conditions and our liquidity warrant. Our Board reauthorized and renewed the repurchase authorization in September 2022 so that there was again $100.0 million available under the program. The share repurchase authorization has no expiration date. Repurchases may be made from time to time in the open market, in privately negotiated transactions or by other means (including Rule 10b5-1 trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice.

On February 9, 2023, our Board of Directors authorized a new $200.0 million share repurchase program, replacing the recent $100.0 million repurchase authorization announced in September 2022.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This section of this Annual Report on Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Annual Report on Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Overview

Playa is a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations in Mexico and the Caribbean. As of December 31, 2022, Playa owned and/or managed a total portfolio consisting of 25 resorts (9,352 rooms) located in Mexico, Jamaica, and the Dominican Republic:

- In Mexico, Playa owns and manages Hyatt Zilara Cancún, Hyatt Ziva Cancún, Wyndham Alltra Cancún, Wyndham Alltra Playa del Carmen, Hilton Playa del Carmen All-Inclusive Resort, Hyatt Ziva Puerto Vallarta, and Hyatt Ziva Los Cabos;

- In Jamaica, Playa owns and manages Hyatt Zilara Rose Hall, Hyatt Ziva Rose Hall, Hilton Rose Hall Resort & Spa, Jewel Grande Montego Bay Resort & Spa, and Jewel Paradise Cove Beach Resort & Spa;

- In the Dominican Republic, Playa owns and manages the Hilton La Romana All-Inclusive Family Resort, the Hilton La Romana All-Inclusive Adult Resort, Hyatt Zilara Cap Cana, Hyatt Ziva Cap Cana, and Jewel Punta Cana; and

- Playa owned one resort in the Dominican Republic that was managed by a third-party until January 6, 2023 but is now managed by Playa. We also manage eight resorts on behalf of third-party owners.

Playa's strategy is to leverage its globally recognized brand partnerships and proprietary in-house direct booking capabilities to capitalize on the growing popularity of the all-inclusive resort model and reach first-time all-inclusive resort consumers in a cost-effective manner. We believe that this strategy should position us to generate attractive returns for our shareholders, build lasting relationships with our guests, and enhance the lives of our associates and the communities in which we operate.

For the year ended December 31, 2022, we generated net income of $56.7 million, total revenue of $856.3 million, Net Package RevPAR of $266.93 and Adjusted EBITDA of $242.6 million. For the year ended December 31, 2021, during which time our operations were negatively impacted by the effects of COVID-19, we generated a net loss of $89.7 million, total revenue of $534.6 million, Net Package RevPAR of $159.88 and Adjusted EBITDA of $99.2 million.

Results of Operations

Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations on a consolidated basis for the years ended December 31, 2022 and 2021 ($ in thousands):

| | Year Ended December 31, | | Increase / Decrease | |
	2022	2021	Change	% Change
Revenue				
Package	$ 713,235	$ 437,950	$ 275,285	62.9 %
Non-package	129,494	88,592	40,902	46.2 %
Management fees	3,828	2,291	1,537	67.1 %
Cost reimbursements	9,706	5,806	3,900	67.2 %
Total revenue	856,263	534,639	321,624	60.2 %
Direct and selling, general and administrative expenses				
Direct	459,030	326,979	132,051	40.4 %
Selling, general and administrative	186,608	119,895	66,713	55.6 %
Depreciation and amortization	78,372	81,508	(3,136)	(3.8)%
Reimbursed costs	9,706	5,806	3,900	67.2 %
Impairment loss	—	24,011	(24,011)	(100.0)%
Loss on sale of assets	6	676	(670)	(99.1)%
Business interruption insurance recoveries	(7,226)	—	(7,226)	100.0 %
Direct and selling, general and administrative expenses	726,496	558,875	167,621	30.0 %
Operating income (loss)	129,767	(24,236)	154,003	635.4 %
Interest expense	(64,164)	(71,378)	7,214	10.1 %
Loss on extinguishment of debt	(18,307)	—	(18,307)	— %
Other income (expense)	3,857	(1,471)	5,328	362.2 %
Net income (loss) before tax	51,153	(97,085)	148,238	152.7 %
Income tax benefit	5,553	7,403	(1,850)	(25.0)%
Net income (loss)	**$ 56,706**	**$ (89,682)**	**$ 146,388**	**163.2 %**

The tables below set forth information for our total portfolio and our comparable portfolio with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, Management Fee Revenue, Total Net Revenue, Adjusted EBITDA and Adjusted EBITDA Margin. For a description of these operating metrics and non-U.S. GAAP measures, see "Key Indicators of Financial and Operating Performance" below. For discussion of Adjusted EBITDA and reconciliation to the most comparable U.S. GAAP financial measures, see "Key Indicators of Financial and Operating Performance" and "Non-U.S. GAAP Financial Measures" below.

Our comparable portfolio for the year ended December 31, 2022 excludes the following resorts:

- Hilton La Romana All-Inclusive Resort and Hyatt Ziva and Hyatt Zilara Cap Cana, which were closed for a portion of the third and fourth quarter to expedite necessary clean up and repair work as a result of Hurricane Fiona;

- Dreams Puerto Aventuras, which was sold in February 2021; and

- Capri Resort, which was sold in June 2021.

Total Portfolio

	Year Ended December 31,		Increase / Decrease	
	2022	**2021**	**Change**	**% Change**
Occupancy	72.2 %	51.6 %	20.6 pts	39.9 %
Net Package ADR	$ 369.92	$ 309.94	$ 59.98	19.4 %
Net Package RevPAR	$ 266.93	$ 159.88	$ 107.05	67.0 %
		($ in thousands)		
Net Package Revenue	$ 694,092	$ 425,760	$ 268,332	63.0 %
Net Non-package Revenue	128,321	87,746	40,575	46.2 %
Management Fee Revenue	3,828	2,291	1,537	67.1 %
Total Net Revenue	826,241	515,797	310,444	60.2 %
Adjusted EBITDA	$ 242,619	$ 99,171	$ 143,448	144.6 %
Adjusted EBITDA Margin	29.4 %	19.2 %	10.2 pts	53.1 %

Comparable Portfolio

	Year Ended December 31,		Increase / Decrease	
	2022	**2021**	**Change**	**% Change**
Occupancy	74.9 %	53.2 %	21.7 pts	40.8 %
Net Package ADR	$ 360.50	$ 302.30	$ 58.20	19.3 %
Net Package RevPAR	$ 269.96	$ 160.76	$ 109.20	67.9 %
		($ in thousands)		
Net Package Revenue	$ 551,804	$ 328,593	$ 223,211	67.9 %
Net Non-package Revenue	102,794	68,822	33,972	49.4 %
Management Fee Revenue	3,828	2,291	1,537	67.1 %
Total Net Revenue	658,426	399,706	258,720	64.7 %
Adjusted EBITDA	$ 177,497	$ 64,652	$ 112,845	174.5 %
Adjusted EBITDA Margin	27.0 %	16.2 %	10.8 pts	66.7 %

Total Revenue and Total Net Revenue

Our total revenue for the year ended December 31, 2022 increased $321.6 million, or 60.2%, compared to the year ended December 31, 2021.

Our Total Net Revenue for the year ended December 31, 2022 increased $310.4 million, or 60.2%, compared to the year ended December 31, 2021. The increase was due to the following:

- Occupancy rate increasing 20.6 percentage points, driven by an increase in demand from guests sourced across all major geographies following the ongoing post-pandemic recovery;

- an 19.4% increase in Net Package ADR as a result of higher meetings, incentives, conventions and events ("MICE") group contribution to our guest mix, the ongoing leisure travel recovery, and pricing discipline to coincide with investments in guest satisfaction at our resorts;

  ◦ an incremental $3.77 favorable Net Package ADR impact compared to the year ended December 31, 2021 was a result of the change in billing methodology of an Online Travel Agent ("OTA"), which requires Playa to present this revenue gross of commissions under U.S. GAAP. Excluding this adjustment, Net Package ADR would have been $366.15; and

- an increase in Net Non-package Revenue spend per guest driven by improvements in our product offering across our resorts.

Compared to the same period in 2019 (the last full fiscal year prior to the COVID-19 pandemic), for our current comparable portfolio of resorts, which excludes the Hilton La Romana All-Inclusive Resort, Hyatt Ziva and Hyatt Zilara Cap Cana, Dreams Puerto Aventuras, Capri Resort, Jewel Dunn's River Beach Resort & Spa and Jewel Runaway Bay Beach Resort & Waterpark, Comparable Net Package ADR for the year ended December 31, 2022 increased by $89.19, or 32.9%. Excluding the aforementioned adjustment for the OTA billing methodology, the increase would have been $78.50, or 28.9%.

The following table shows a reconciliation of comparable Net Package Revenue, Net Non-package Revenue, Management Fee Revenue and Total Net Revenue to total revenue for the years ended December 31, 2022 and 2021 (*$ in thousands*):

| | Year Ended December 31, | | Increase/Decrease | |
	2022	2021	Change	% Change
Net Package Revenue				
Comparable Net Package Revenue	$ 551,804	$ 328,593	$ 223,211	67.9 %
Non-comparable Net Package Revenue	142,288	97,167	45,121	46.4 %
Net Package Revenue	**694,092**	**425,760**	**268,332**	**63.0 %**
Net Non-package Revenue				
Comparable Net Non-package Revenue	102,794	68,822	33,972	49.4 %
Non-comparable Net Non-package Revenue	25,527	18,924	6,603	34.9 %
Net Non-package Revenue	**128,321**	**87,746**	**40,575**	**46.2 %**
Management Fee Revenue				
Comparable Management Fee Revenue	3,828	2,291	1,537	67.1 %
Non-comparable Management Fee Revenue	—	—	—	— %
Management Fee Revenue	**3,828**	**2,291**	**1,537**	**67.1 %**
Total Net Revenue				
Comparable Total Net Revenue	658,426	399,706	258,720	64.7 %
Non-comparable Total Net Revenue	167,815	116,091	51,724	44.6 %
Total Net Revenue	**826,241**	**515,797**	**310,444**	**60.2 %**
Compulsory tips	20,316	13,036	7,280	55.8 %
Cost Reimbursements	9,706	5,806	3,900	67.2 %
Total revenue	**$ 856,263**	**$ 534,639**	**$ 321,624**	**60.2 %**

Direct Expenses

The following table shows a reconciliation of our direct expenses to Net Direct Expenses for the years ended December 31, 2022 and 2021 (*$ in thousands*):

| | Year Ended December 31, | | Increase/Decrease | |
	2022	2021	Change	% Change
Direct expenses	$ 459,030	$ 326,979	$ 132,051	40.4 %
Less: compulsory tips	20,316	13,036	7,280	55.8 %
Net Direct Expenses	**$ 438,714**	**$ 313,943**	**$ 124,771**	**39.7 %**

Our direct expenses include resort expenses, such as food and beverage, salaries and wages, utilities and other ongoing operational expenses. Our Net Direct Expenses for the year ended December 31, 2022 were $438.7 million, or 53.1% of Total Net Revenue. Our Net Direct Expenses for the year ended December 31, 2021 were $313.9 million, or 60.9% of Total Net Revenue. Direct operating expenses fluctuate based on various factors, including changes in occupancy, labor costs, utilities, repair and maintenance costs and license and property taxes. Management fees and franchise fees, which are computed as a percentage of revenue, increase or decrease as a result of changes in revenues.

Net Direct Expenses for the year ended December 31, 2022 increased $124.8 million, or 39.7%, compared to the year ended December 31, 2021. As a percentage of Owned Net Revenue, Net Direct Expenses decreased to 53.5%, compared to 61.3% for the year ended December 31, 2021. Net Direct Expenses at our comparable properties increased $102.5 million, or 41.7%, compared to the year ended December 31, 2021 primarily due to the following:

- increased operating expenses associated with higher occupancy levels as a result of the corresponding recovery in our operations compared to the year ended December 31, 2021;

- increased food and beverage and entertainment expenses on a per guest basis driven by our initiative to deliver an exceptional customer experience across our portfolio. The increase in food and beverage expenses was also impacted by higher food and beverage prices;

- an increase in utilities expenses driven by a global rise in energy prices; and

- an increase in repairs and maintenance expenses partially driven by costs of repairing a commercial air conditioning unit in Jamaica.

Net Direct Expenses consists of the following *($ in thousands)*:

Total Portfolio

| | | Year Ended December 31, | | | Increase/Decrease | |
		2022	2021		Change	% Change
Food and beverages	$	103,191	$ 68,885	$	34,306	49.8 %
Guest costs		28,212	24,558		3,654	14.9 %
Salary and wages		156,225	117,282		38,943	33.2 %
Repairs and maintenance		23,420	16,629		6,791	40.8 %
Utilities and sewerage		46,078	35,481		10,597	29.9 %
Licenses and property taxes		3,049	2,992		57	1.9 %
Incentive and management fees		3,279	1,492		1,787	119.8 %
Franchise/license fees		39,558	24,192		15,366	63.5 %
Transportation and travel expenses		5,495	4,281		1,214	28.4 %
Laundry and cleaning expenses		6,123	4,672		1,451	31.1 %
Property and equipment rental expense		5,243	2,335		2,908	124.5 %
Entertainment expenses and decoration		11,491	6,917		4,574	66.1 %
Office supplies		1,351	996		355	35.6 %
Other operational expenses		5,999	3,231		2,768	85.7 %
Total Net Direct Expenses	$	**438,714**	$ **313,943**	$	**124,771**	**39.7 %**

Comparable Portfolio

| | | Year Ended December 31, | | | Increase/Decrease | |
		2022	2021		Change	% Change
Food and beverages	$	80,813	$ 51,820	$	28,993	55.9 %
Guest costs		20,996	18,096		2,900	16.0 %
Salary and wages		128,944	96,434		32,510	33.7 %
Repairs and maintenance		20,090	14,204		5,886	41.4 %
Utilities and sewerage		35,783	27,013		8,770	32.5 %
Licenses and property taxes		2,231	2,337		(106)	(4.5) %
Incentive and management fees		3,279	1,450		1,829	126.1 %
Franchise/license fees		30,311	18,348		11,963	65.2 %
Transportation and travel expenses		3,143	2,521		622	24.7 %
Laundry and cleaning expenses		4,776	3,627		1,149	31.7 %
Property and equipment rental expense		2,863	1,161		1,702	146.6 %
Entertainment expenses and decoration		9,947	5,828		4,119	70.7 %
Office supplies		1,054	781		273	35.0 %
Other operational expenses		4,275	2,400		1,875	78.1 %
Total Net Direct Expenses	$	**348,505**	$ **246,020**	$	**102,485**	**41.7 %**

Selling, General and Administrative Expenses

Our selling, general and administrative expenses for the year ended December 31, 2022 increased $66.7 million, or 55.6%, compared to the year ended December 31, 2021 due to:

- higher levels of occupancy from the ongoing recovery at our resorts during the year which resulted in a $15.1 million increase in commissions to travel agents and tour operators, a $7.6 million increase in advertising expenses, and a $6.2 million increase in credit card commissions;

  ◦ The increase in commissions to travel agents and tour operators includes an incremental $9.6 million that was a result of a change in billing methodology of an OTA in 2021, which required Playa to present the commissions on a gross basis under U.S. GAAP.

- an increase of $2.7 million in insurance expenses driven by higher premiums for the current year;

- an increase of $13.8 million in transaction expenses primarily related to our debt refinancing in the fourth quarter of 2022, as well as an $8.8 million increase in corporate personnel costs and a $3.2 million increase in professional fees; and

- $8.1 million of estimated clean up and repair expenses in 2022 due to the impact of Hurricane Fiona which are not expected to be offset by property damage insurance proceeds.

Depreciation and Amortization Expense

Our depreciation and amortization expense for the year ended December 31, 2022 decreased $3.1 million, or 3.8%, compared to the year ended December 31, 2021, primarily as a result of a $0.9 million decrease from our disposition of the Capri Resort in June 2021 and accelerated depreciation recorded on asset disposals in 2021.

Business Interruption Insurance Recoveries

Our business interruption insurance recoveries for the year ended December 31, 2022 increased $7.2 million, or 100.0%, as compared to the year ended December 31, 2021 as a result of expected recoveries of unavoidable operating costs incurred, net of our deductible, while two of our resorts in the Dominican Republic were temporarily closed due to Hurricane Fiona. We had no business interruption insurance recoveries during the year ended December 31, 2021.

Interest Expense

Our interest expense for the year ended December 31, 2022 decreased $7.2 million, or 10.1%, as compared to the year ended December 31, 2021. The decrease in interest expense was driven primarily by an $8.2 million reduction in the interest expense on our prior Senior Secured Credit Facility due to the effects of our interest rate swaps, as LIBOR exceeded the fixed rate paid by us of 2.85% during the year ended December 31, 2022. We also benefited from a $2.1 million change in fair value of our interest rate swaps as a result of increases in forecasted interest rates through the maturity date of our interest rate swaps. We recognized a $0.6 million decrease in interest expense due to the repayment of the entire outstanding balance of our additional senior secured credit facility (the "Additional Credit Facility") and our property loan agreement (the "Property Loan") in December 2022 in connection with our debt refinancing. These decreases were offset by $3.9 million of interest expense on our new term loan issued in December 2022 (the "2022 Term Loan"), which incurs interest based on SOFR plus a margin of 4.25%.

Cash interest paid was $75.5 million for the year ended December 31, 2022, representing a $3.5 million, or 4.4% decrease as compared to the year ended December 31, 2021. Cash interest paid decreased primarily due to an $8.0 million reduction in the interest expense on our existing Senior Secured Credit Facility due to the effects of our interest rate swaps, as LIBOR exceeded the fixed rate paid by us of 2.85%. This was offset by $5.1 million in call premiums incurred for our Term A1 Loan, Term A2 Loan, Term A3 Loan under our Additional Credit Facility and Property Loan due to the repayment of the outstanding balances in December 2022.

Income Tax Benefit

Our income tax benefit for the year ended December 31, 2022 was $5.6 million, a decrease of $1.8 million compared to the year ended December 31, 2021, during which we reported an income tax benefit of $7.4 million. The decrease in tax benefit was driven primarily by:

- $37.5 million increase in tax expense due to an increase in book income attributable primarily to the ongoing post-pandemic recovery; and

- $2.8 million decrease in tax benefit due to the 2021 increase in the Netherlands statutory tax rate.

These decreases were partially offset by:

- $14.7 million increase in tax benefit from rate-favorable jurisdictions where we are subject to tax at rates below the 25.8% Netherlands statutory tax rate;

- $7.8 million decrease in tax expense due to decreases in non-deductible expenses;

- $6.9 million decrease in tax expense due to changes in valuation allowances recorded, including the tax impacts of additional valuation allowance releases in 2022;

- $4.4 million decrease in tax expense due to foreign exchange rate fluctuations; and

- $2.8 million increase in tax benefit due to inflation.

Key Indicators of Financial and Operating Performance

We use a variety of financial and other information to monitor the financial and operating performance of our business. Some of this is financial information prepared in accordance with U.S. GAAP, while other information, though financial in nature, is not prepared in accordance with U.S. GAAP. For reconciliations of non-U.S. GAAP financial measures to the most comparable U.S. GAAP financial measure, see "Non-U.S. GAAP Financial Measures." Our management also uses other information that is not financial in nature, including statistical information and comparative data that are commonly used within the lodging industry to evaluate the financial and operating performance of our portfolio. Our management uses this information to measure the performance of our segments and consolidated portfolio. We use this information for planning and monitoring our business, as well as in determining management and employee compensation. These key indicators include:

- Net Package Revenue

- Net Non-package Revenue

- Owned Net Revenue

- Management Fee Revenue

- Total Net Revenue

- Occupancy

- Net Package ADR

- Net Package RevPAR

- Net Direct Expenses

- EBITDA

- Adjusted EBITDA

- Adjusted EBITDA Margin

- Owned Resort EBITDA

- Owned Resort EBITDA Margin

- Comparable Non-U.S. GAAP Measures

Net Package Revenue, Net Non-package Revenue, Owned Net Revenue, Management Fee Revenue, Cost Reimbursements, Total Net Revenue and Net Direct Expenses

"Net Package Revenue" is derived from the sale of all-inclusive packages, which include room accommodations, food and beverage services and entertainment activities, net of compulsory tips paid to employees. Government mandated compulsory tips in the Dominican Republic are not included in this adjustment, as they are already excluded from revenue. Revenue is recognized, net of discounts and rebates, when the rooms are occupied and/or the relevant services have been rendered. Advance deposits received from guests are deferred and included in trade and other payables until the rooms are occupied and/or the relevant services have been rendered, at which point the revenue is recognized.

"Net Non-package Revenue" represents all other revenues earned from the operations of our resorts, other than Net Package Revenue, net of compulsory tips paid to employees. Government mandated compulsory tips in the Dominican Republic are not included in this adjustment, as they are already excluded from revenue. Net Non-package Revenue includes revenue associated with guests' purchases of upgrades, premium services and amenities, such as premium rooms, dining experiences, wines and spirits and spa packages, which are not included in the all-inclusive package. Revenue not included in a guest's all-inclusive package is recognized when the goods are consumed.

"Owned Net Revenue" represents Net Package Revenue and Net Non-Package Revenue. Owned Net Revenue represents a key indicator to assess the overall performance of our business and analyze trends, such as consumer demand, brand preference and competition. In analyzing our Owned Net Revenues, our management differentiates between Net Package Revenue and Net Non-package Revenue. Guests at our resorts purchase packages at stated rates, which include room accommodations, food and beverage services and entertainment activities, in contrast to other lodging business models, which typically only include the room accommodations in the stated rate. The amenities at all-inclusive resorts typically include a variety of buffet and á la carte restaurants, bars, activities, and shows and entertainment throughout the day.

"Management Fee Revenue" is derived from fees earned for managing resorts owned by third-parties. The fees earned are typically composed of a base fee, which is computed as a percentage of resort revenue, and an incentive fee, which is computed as a percentage of resort profitability. Management Fee Revenue was a minor contributor to our operating results for the years ended December 31, 2022, 2021 and 2020, but we expect Management Fee Revenue to be a more relevant indicator to assess the overall performance of our business in the future to the extent we are successful in entering into more management contracts.

"Total Net Revenue" represents Net Package Revenue, Net Non-package Revenue and Management Fee Revenue. "Cost Reimbursements" is excluded from Total Net Revenue as it is not considered a key indicator of financial and operating performance. Cost reimbursements is derived from the reimbursement of certain costs incurred by Playa on behalf of resorts managed by Playa and owned by third parties. This revenue is fully offset by reimbursable costs and has no net impact on operating income or net income.

"Net Direct Expenses" represents direct expenses, net of compulsory tips paid to employees.

Occupancy

"Occupancy" represents the total number of rooms sold for a period divided by the total number of rooms available during such period. The total number of rooms available excludes any rooms considered "Out of Order" due to renovation or a temporary problem rendering them inadequate for occupancy for an extended period of time. Occupancy is a useful measure of the utilization of a resort's total available capacity and can be used to gauge demand at a specific resort or group of properties during a given period. Occupancy levels also enable us to optimize Net Package ADR (as defined below) by increasing or decreasing the stated rate for our all-inclusive packages as demand for a resort increases or decreases.

Net Package ADR

"Net Package ADR" represents total Net Package Revenue for a period divided by the total number of rooms sold during such period. Net Package ADR trends and patterns provide useful information concerning the pricing environment and the nature of the guest base of our portfolio or comparable portfolio, as applicable. Net Package ADR is a commonly used performance measure in the all-inclusive segment of the lodging industry, and is commonly used to assess the stated rates that guests are willing to pay through various distribution channels.

Net Package RevPAR

"Net Package RevPAR" is the product of Net Package ADR and the average daily occupancy percentage. Net Package RevPAR does not reflect the impact of non-package revenue. Although Net Package RevPAR does not include this additional revenue, it generally is considered the key performance statistic in the all-inclusive segment of the lodging industry to identify trend information with respect to net room revenue produced by our portfolio or comparable portfolio, as applicable, and to evaluate operating performance on a consolidated basis or a regional basis, as applicable.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Owned Resort EBITDA, and Owned Resort EBITDA Margin

We define EBITDA, a non-U.S. GAAP financial measure, as net income or loss, determined in accordance with U.S. GAAP, for the period presented, before interest expense, income tax and depreciation and amortization expense. EBITDA and Adjusted EBITDA (as defined below) include corporate expenses, which are overhead costs that are essential to support the operation of the Company, including the operations and development of our resorts. We define Adjusted EBITDA, a non-U.S. GAAP financial measure, as EBITDA further adjusted to exclude the following items:

- Other miscellaneous non-operating income or expense
- Pre-opening expense

- Share-based compensation

- Other tax expense

- Transaction expenses

- Severance expense for employee terminations resulting from non-recurring or unusual events, such as the departure of an executive officer or the disposition of a resort

- Gains from property damage insurance proceeds (i.e., property damage insurance proceeds in excess of repair and clean up costs incurred)

- Repairs from hurricanes and tropical storms (i.e., significant repair and clean up costs incurred which are not offset by property damage insurance proceeds)

- Loss on extinguishment of debt

- Other items which may include, but are not limited to the following: contract termination fees; gains or losses from legal settlements; and impairment losses.

We include the non-service cost components of net periodic pension cost or benefit recorded within other income (expense) in the Consolidated Statements of Operations in our calculation of Adjusted EBITDA as they are considered part of our ongoing resort operations.

"Adjusted EBITDA Margin" represents Adjusted EBITDA as a percentage of Total Net Revenue.

"Owned Resort EBITDA" represents Adjusted EBITDA before corporate expenses and Management Fee Revenue.

"Owned Resort EBITDA Margin" represents Owned Resort EBITDA as a percentage of Owned Net Revenue.

Usefulness and Limitation of Non-U.S. GAAP Measures

We believe that each of Net Package Revenue, Net Non-package Revenue, Owned Net Revenue, Total Net Revenue, Net Package ADR, Net Package RevPAR and Net Direct Expenses are all useful to investors as they more accurately reflect our operating results by excluding compulsory tips. These tips have a margin of zero and do not represent our operating results.

We also believe that Adjusted EBITDA is useful to investors for two principal reasons. First, we believe Adjusted EBITDA assists investors in comparing our performance over various reporting periods on a consistent basis by removing from our operating results the impact of items that do not reflect our core operating performance. For example, changes in foreign exchange rates (which are the principal driver of changes in other income or expense), and expenses related to capital raising, strategic initiatives and other corporate initiatives, such as expansion into new markets (which are the principal drivers of changes in transaction expenses), are not indicative of the operating performance of our resorts. The other adjustments included in our definition of Adjusted EBITDA relate to items that occur infrequently and therefore would obstruct the comparability of our operating results over reporting periods. For example, revenue from insurance policies, other than business interruption insurance policies, is infrequent in nature, and we believe excluding these expense and revenue items permits investors to better evaluate the core operating performance of our resorts over time. We believe Adjusted EBITDA Margin provides our investors a useful measurement of operating profitability for the same reasons we find Adjusted EBITDA useful.

The second principal reason that we believe Adjusted EBITDA is useful to investors is that it is considered a key performance indicator by our board of directors (our "Board") and management. In addition, the compensation committee of our Board determines a portion of the annual variable compensation for certain members of our management, including our executive officers, based, in part, on consolidated Adjusted EBITDA. We believe that Adjusted EBITDA is useful to investors because it provides investors with information utilized by our Board and management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

We believe that Owned Resort EBITDA and Owned Resort EBITDA Margin are useful to investors as they allow investors to measure resort-level performance and profitability by excluding expenses not directly tied to our resorts, such as corporate expenses, and excluding ancillary revenues not derived from our resorts, such as management fee revenue. We believe Owned Resort EBITDA is also helpful to investors that use it in estimating the value of our resort portfolio. Management uses these measures to monitor property-level performance and profitability.

Our non-U.S. GAAP financial measures are not substitutes for revenue, net income or any other measure determined in accordance with U.S. GAAP. There are limitations to the utility of non-U.S. GAAP financial measures, such as Adjusted EBITDA.

For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-U.S. GAAP financial measures that other companies publish to compare the performance of those companies to our performance. Because of these limitations, our non-U.S. GAAP financial measures should not be considered as a measure of the income or loss generated by our business or discretionary cash available for investment in our business, and investors should carefully consider our U.S. GAAP results presented.

For a reconciliation of EBITDA, Adjusted EBITDA and Owned Resort EBITDA to net income (loss) as computed under U.S. GAAP, see "Non-U.S. GAAP Financial Measures."

Comparable Non-U.S. GAAP Measures

We believe that presenting Adjusted EBITDA, Owned Resort EBITDA, Total Net Revenue, Net Package Revenue, Net Non-package Revenue and Net Direct Expenses on a comparable basis is useful to investors because these measures include only the results of resorts owned and in operation for the entirety of the periods presented and thereby eliminate disparities in results due to the acquisition or disposition of resorts or the impact of resort closures or re-openings in connection with redevelopment or renovation projects. As a result, we believe these measures provide more consistent metrics for comparing the performance of our operating resorts. We calculate Comparable Adjusted EBITDA, Comparable Owned Resort EBITDA, Comparable Total Net Revenue, Comparable Net Package Revenue and Comparable Net Non-package Revenue as the total amount of each respective measure less amounts attributable to non-comparable resorts, by which we mean resorts that were not owned or in operation during some or all of the relevant reporting period.

Our comparable portfolio for the year ended December 31, 2022 excludes the following resorts: Hilton La Romana All-Inclusive Resort and Hyatt Ziva and Hyatt Zilara Cap Cana, which were closed for a portion of the third and fourth quarters of 2022 for necessary clean up and repair work as a result of Hurricane Fiona, Dreams Puerto Aventuras, which was sold in February 2021, and Capri Resort, which was sold in June 2021.

A reconciliation of net income or loss as computed under U.S. GAAP to comparable Adjusted EBITDA is presented in "Non-U.S. GAAP Financial Measures," below. For a reconciliation of Comparable Net Package Revenue, Comparable Net Non-package Revenue, Comparable Management Fee Revenue and Comparable Total Net Revenue to total revenue as computed under U.S. GAAP, see "Results of Operations."

Segment Results

Years Ended December 31, 2022 and 2021

We evaluate our business segment operating performance using segment Owned Net Revenue and segment Owned Resort EBITDA. The following tables summarize segment Owned Net Revenue and segment Owned Resort EBITDA for the years ended December 31, 2022 and 2021 *($ in thousands)*:

| | Year Ended December 31, | | Increase / Decrease | |
	2022	2021	Change	% Change
Owned Net Revenue				
Yucatán Peninsula	$ 280,161	$ 188,911	$ 91,250	48.3 %
Pacific Coast	128,210	76,811	51,399	66.9 %
Dominican Republic	230,972	149,774	81,198	54.2 %
Jamaica	180,318	97,036	83,282	85.8 %
Segment Owned Net Revenue	**819,661**	**512,532**	**307,129**	**59.9 %**
Other	2,752	974	1,778	182.5 %
Management Fee Revenue	3,828	2,291	1,537	67.1 %
Total Net Revenue	**$ 826,241**	**$ 515,797**	**$ 310,444**	**60.2 %**

| | Year Ended December 31, | | Increase / Decrease | |
	2022	2021	Change	% Change
Owned Resort EBITDA				
Yucatán Peninsula	$ 105,416	$ 59,538	$ 45,878	77.1 %
Pacific Coast	51,148	23,776	27,372	115.1 %
Dominican Republic [1]	76,854	38,141	38,713	101.5 %
Jamaica	56,279	14,826	41,453	279.6 %
Segment Owned Resort EBITDA	**289,697**	**136,281**	**153,416**	**112.6 %**
Other corporate [2]	(50,906)	(39,401)	(11,505)	29.2 %
Management Fee Revenue	3,828	2,291	1,537	67.1 %
Total Adjusted EBITDA	**$ 242,619**	**$ 99,171**	**$ 143,448**	**144.6 %**

---

[1] Owned Resort EBITDA in the Dominican Republic segment for the year ended December 31, 2022 includes $7.2 million of business interruption insurance recoveries for unavoidable operating costs, net of our deductible, incurred while our resorts were temporarily closed due to the impact of Hurricane Fiona.

[2] Other corporate includes $1.8 million of revenue generated by The Playa Collection for the year ended December 31, 2022.

For a reconciliation of segment Owned Net Revenue and segment Owned Resort EBITDA to total revenue and net income or loss, respectively, each as computed under U.S. GAAP, see Note 18 to our Consolidated Financial Statements.

Yucatán Peninsula

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, Owned Net Revenue, Owned Resort EBITDA and Owned Resort EBITDA Margin for our Yucatán Peninsula segment for the years ended December 31, 2022 and 2021 for the total segment portfolio and comparable segment portfolio:

Total Portfolio

		Year Ended December 31,				Increase / Decrease	
		2022		2021		Change	% Change
Occupancy		76.3%		56.0%		20.3 pts	36.3 %
Net Package ADR	$	406.55	$	335.48	$	71.07	21.2 %
Net Package RevPAR	$	310.24	$	187.92	$	122.32	65.1 %
		($ in thousands)					
Net Package Revenue	$	240,745	$	157,633	$	83,112	52.7 %
Net Non-package Revenue		39,416		31,278		8,138	26.0 %
Owned Net Revenue		280,161		188,911		91,250	48.3 %
Owned Resort EBITDA	$	105,416	$	59,538	$	45,878	77.1 %
Owned Resort EBITDA Margin		37.6%		31.5%		6.1 pts	19.4 %

Comparable Portfolio

		Year Ended December 31,				Increase / Decrease	
		2022		2021		Change	% Change
Occupancy		76.3%		60.0%		16.3 pts	27.2 %
Net Package ADR	$	406.55	$	337.15	$	69.40	20.6 %
Net Package RevPAR	$	310.24	$	202.35	$	107.89	53.3 %
		($ in thousands)					
Net Package Revenue	$	240,745	$	157,020	$	83,725	53.3 %
Net Non-package Revenue		39,384		30,726		8,658	28.2 %
Owned Net Revenue		280,129		187,746		92,383	49.2 %
Owned Resort EBITDA	$	105,212	$	60,914	$	44,298	72.7 %
Owned Resort EBITDA Margin		37.6%		32.4%		5.2 pts	16.0 %

Segment Comparable Owned Net Revenue. Our Comparable Owned Net Revenue for the year ended December 31, 2022 increased $92.4 million, or 49.2%, compared to the year ended December 31, 2021. The increase was due to the following:

- Occupancy rate increasing 16.3 percentage points compared to the year ended December 31, 2021, driven by an increase in demand from guests sourced across all of our major geographies;

- a 20.6% increase in Comparable Net Package ADR as a result of higher MICE group contribution to our guest mix, the ongoing leisure travel recovery, and pricing discipline to coincide with investments in guest satisfaction at our resorts;

  - an incremental $9.93 favorable Comparable Net Package ADR adjustment as a result of the change in billing methodology of an OTA, which requires Playa to present this revenue gross of commissions under U.S. GAAP. Excluding this adjustment, Comparable Net Package ADR would have been $396.62, a $69.62 or 21.3% increase compared to the year ended December 31, 2021; and

- an increase in Net Non-package Revenue driven by improvements in our product offering across our resorts and higher guest count.

Compared to 2019, Comparable Net Package ADR for the year ended December 31, 2022 increased by $130.01, or 47.0%. Excluding the aforementioned adjustment for the OTA billing methodology, the increase would have been $109.94, or 39.8%.

Segment Comparable Owned Resort EBITDA. Our Comparable Owned Resort EBITDA for the year ended December 31, 2022 increased $44.3 million, or 72.7%, compared to the year ended December 31, 2021. The increase was a result of the on-going revenue recovery, particularly the strong Comparable Net Package ADR increases and Owned Resort EBITDA Margin expansion of 5.2 percentage points. Owned Resort EBITDA Margin expansion was driven by less inflationary pressure on food and beverage costs, partially offset by higher labor costs and the timing of brand franchise fees and sales and marketing expenses. The increase in franchise fees was partially driven by the conversion of the Wyndham properties at the end of 2021.

Compared to the same period in 2019, for our current comparable portfolio of resorts in the Yucatán, which excludes the Dreams Puerto Aventuras and Capri Resort, Comparable Owned Resort EBITDA for the year ended December 31, 2022 increased by $33.7 million, or 47.1%. Comparable Owned Resort EBITDA Margin for the year ended December 31, 2022 increased by 0.9 percentage points, partially due to the renovations at the Hilton Playa del Carmen All-Inclusive Resort which affected our 2019 results.

Pacific Coast

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, Owned Net Revenue, Owned Resort EBITDA and Owned Resort EBITDA Margin for our Pacific Coast segment for the years ended December 31, 2022 and 2021 for the total segment portfolio:

| | Year Ended December 31, | | | | Increase / Decrease | |
	2022		2021		Change	% Change
Occupancy		71.9%		53.7%	18.2 pts	33.9 %
Net Package ADR	$	460.25	$	362.28	$ 97.97	27.0 %
Net Package RevPAR	$	331.03	$	194.53	$ 136.50	70.2 %
		($ in thousands)				
Net Package Revenue	$	111,885	$	65,751	$ 46,134	70.2 %
Net Non-package Revenue		16,325		11,060	5,265	47.6 %
Owned Net Revenue		128,210		76,811	51,399	66.9 %
Owned Resort EBITDA	$	51,148	$	23,776	$ 27,372	115.1 %
Owned Resort EBITDA Margin		39.9%		31.0%	8.9 pts	28.7 %

Segment Owned Net Revenue. Our Owned Net Revenue for the year ended December 31, 2022 increased $51.4 million, or 66.9%, compared to the year ended December 31, 2021. The increase was due to the following:

- Occupancy rate increasing 18.2 percentage points for the year ended December 31, 2022, driven by an increase in demand from United States sourced guests and higher group room nights, which rose 24.4% versus the same period in 2019;

- a 27.0% increase in Net Package ADR as a result of higher MICE group contribution to our guest mix, the ongoing leisure travel recovery, and pricing discipline to coincide with investments in guest satisfaction at our resorts;

  - an incremental $6.97 favorable Net Package ADR adjustment as a result of the change in billing methodology of an OTA, which requires Playa to present this revenue gross of commissions under U.S. GAAP. Excluding this adjustment, Net Package ADR would have been $453.29, a $102.45 or 29.2% increase compared to the year ended December 31, 2021; and

- an increase in Net Non-package Revenue driven by improvements in our product offering across our resorts and higher guest count.

Compared to the same period in 2019, Net Package ADR for the year ended December 31, 2022 increased by $175.26, or 61.5%. Excluding the aforementioned adjustment for the OTA billing methodology, the increase would have been $156.86, or 55.0%.

Segment Owned Resort EBITDA. Our Owned Resort EBITDA for the year ended December 31, 2022 increased $27.4 million, or 115.1%, compared to the year ended December 31, 2021. The increase was a result of the on-going revenue recovery, particularly the strong Net Package ADR increases and Owned Resort EBITDA Margin expansion of 8.9 percentage points. Owned Resort EBITDA Margin was driven by less inflationary pressure on utilities and food and beverage costs and timing of sales and marketing expenses. Owned Resort EBITDA Margins were negatively impacted by the timing of brand franchise fee expenses.

Compared to the same period in 2019, Owned Resort EBITDA for the year ended December 31, 2022 increased by $19.5 million, or 61.8%, and Owned Resort EBITDA Margin increased by 2.8 percentage points.

Dominican Republic

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, Owned Net Revenue, Owned Resort EBITDA and Owned Resort EBITDA Margin for our Dominican Republic segment for the years ended December 31, 2022 and 2021 for the total segment portfolio and comparable segment portfolio:

Total Portfolio

| | Year Ended December 31, | | | | Increase / Decrease | | |
	2022		2021		Change	% Change
Occupancy		68.1 %		49.0 %	19.1 pts	39.0 %
Net Package ADR	$	294.20	$	262.86	$ 31.34	11.9 %
Net Package RevPAR	$	200.37	$	128.73	$ 71.64	55.7 %
			($ in thousands)			
Net Package Revenue	$	193,369	$	124,231	$ 69,138	55.7 %
Net Non-package Revenue		37,603		25,543	12,060	47.2 %
Owned Net Revenue		230,972		149,774	81,198	54.2 %
Owned Resort EBITDA [1]	$	76,854	$	38,141	$ 38,713	101.5 %
Owned Resort EBITDA Margin [1]		33.3 %		25.5 %	7.8 pts	30.6 %

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[1] Segment Owned Resort EBITDA and Owned Resort EBITDA Margin includes $7.2 million of business interruption insurance recoveries for unavoidable operating costs, net of our deductible, incurred while our resorts were temporarily closed due to the impact of Hurricane Fiona. Without this adjustment, Owned Resort EBITDA would have been $69.6 million and Owned Resort EBITDA Margin would have been 30.1%, an impact of 3.2 percentage points.

Comparable Portfolio

| | Year Ended December 31, | | | | Increase / Decrease | | |
	2022		2021		Change	% Change
Occupancy		76.2 %		46.5 %	29.7 pts	63.9 %
Net Package ADR	$	163.92	$	145.62	$ 18.30	12.6 %
Net Package RevPAR		124.95		67.70	$ 57.25	84.6 %
			($ in thousands)			
Net Package Revenue	$	51,081	$	27,677	$ 23,404	84.6 %
Net Non-package Revenue		12,108		7,171	4,937	68.8 %
Owned Net Revenue		63,189		34,848	28,341	81.3 %
Owned Resort EBITDA	$	11,936	$	2,246	$ 9,690	431.4 %
Owned Resort EBITDA Margin		18.9 %		6.4 %	12.5 pts	195.3 %

Segment Comparable Owned Net Revenue. Our Comparable Owned Net Revenue for the year ended December 31, 2022 increased $28.3 million, or 81.3%, compared to the year ended December 31, 2021. The increase was due to the following:

- Occupancy rate increasing 29.7 percentage points for the year ended December 31, 2022, driven by an increase in demand from the United States, European and Canadian sourced guests; and

- a 12.6% increase in Comparable Net Package ADR as a result of the ongoing leisure travel recovery.

Compared to the same period in 2019, for our current comparable portfolio in the Dominican Republic, which excludes the Hilton La Romana All-Inclusive Resort and Hyatt Ziva and Hyatt Zilara Cap Cana, Comparable Net Package ADR for the year ended December 31, 2022 decreased by $21.95, or 11.8%.

Segment Comparable Owned Resort EBITDA. Our Comparable Owned Resort EBITDA for the year ended December 31, 2022 increased $9.7 million, or 431.4%, compared to the year ended December 31, 2021. The increase was a result of the on-going revenue recovery, particularly the strong Comparable Net Package ADR increases and Comparable Owned Resort EBITDA Margin expansion of 12.5 percentage points, which was driven by less inflationary pressure on utilities and food and beverage costs and timing of sales and marketing expenses.

Compared to the same period in 2019, for our current comparable portfolio in the Dominican Republic, which excludes the Hilton La Romana All-Inclusive Resort and Hyatt Ziva and Hyatt Zilara Cap Cana, Comparable Owned Resort EBITDA for the year ended December 31, 2022 decreased by $5.8 million, or 32.8%, and Comparable Owned Resort EBITDA Margin decreased by 7.8 percentage points.

Jamaica

The following tables set forth information with respect to our Occupancy, Net Package ADR, Net Package RevPAR, Net Package Revenue, Net Non-package Revenue, Owned Net Revenue, Owned Resort EBITDA and Owned Resort EBITDA Margin for our Jamaica segment for the years ended December 31, 2022 and 2021 for the total segment portfolio:

| | Year Ended December 31, | | | | Increase / Decrease | |
	2022		2021		Change	% Change
Occupancy		73.6 %		47.9 %	25.7 pts	53.7 %
Net Package ADR	$	385.88	$	312.97	$ 72.91	23.3 %
Net Package RevPAR	$	284.13	$	149.93	$ 134.20	89.5 %
		($ in thousands)				
Net Package Revenue	$	148,093	$	78,145	$ 69,948	89.5 %
Net Non-package Revenue		32,225		18,891	13,334	70.6 %
Owned Net Revenue		180,318		97,036	83,282	85.8 %
Owned Resort EBITDA	$	56,279	$	14,826	$ 41,453	279.6 %
Owned Resort EBITDA Margin		31.2 %		15.3 %	15.9 pts	103.9 %

Segment Owned Net Revenue. Our Owned Net Revenue for the year ended December 31, 2022 increased $83.3 million, or 85.8%, compared to the year ended December 31, 2021. The increase was due to the following:

- Occupancy rate increasing 25.7 percentage points for the year ended December 31, 2022, driven by an increase in demand from guests sourced across all our major geographies and MICE groups, along with local governments easing COVID-19 related restrictions during the second quarter of 2022;

- a 23.3% increase in Net Package ADR as a result of higher MICE group contribution to our guest mix, the ongoing leisure travel recovery, and pricing discipline to coincide with investments in guest satisfaction at our resorts; and

- an increase in Net Non-package Revenue driven by improvements in our product offering across our resorts and higher guest count.

Compared to the same period in 2019, for our current comparable portfolio in Jamaica, which excludes the Jewel Dunn's River Beach Resort & Spa and Jewel Runaway Bay Beach Resort & Waterpark, Comparable Net Package ADR for the year ended December 31, 2022 increased by $69.31, or 21.9%.

Segment Owned Resort EBITDA. Our Owned Resort EBITDA for the year ended December 31, 2022 increased $41.5 million, or 279.6%, compared to the year ended December 31, 2021. The increase was a result of the on-going revenue recovery, particularly the strong Net Package ADR increases and Owned Resort EBITDA Margin expansion of 15.9 percentage points. Owned Resort EBITDA Margin expansion was driven by less inflationary pressure on utilities and food and beverage costs, partially offset by the timing of brand franchise fees and sales and marketing expenses.

Compared to the same period in 2019, for our current comparable portfolio in Jamaica, which excludes the Jewel Dunn's River Beach Resort & Spa and Jewel Runaway Bay Beach Resort & Waterpark, Comparable Owned Resort EBITDA for the year ended December 31, 2022 increased by $10.9 million, or 24.3%, and Comparable Owned Resort EBITDA Margin increased by 1.7 percentage points.

Non-U.S. GAAP Financial Measures

Reconciliation of Net Income to Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization

The following is a reconciliation of our U.S. GAAP net income or loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020 (*$ in thousands*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 56,706	$ (89,682)	$ (262,370)
Interest expense	64,164	71,378	81,942
Income tax benefit	(5,553)	(7,403)	(10,973)
Depreciation and amortization expense	78,372	81,508	92,570
EBITDA	**193,689**	**55,801**	**(98,831)**
Other (expense) income [a]	(3,857)	1,471	1,164
Share-based compensation	11,892	13,163	10,158
Transaction expense [b]	15,110	1,321	2,497
Severance expense [c]	—	1,756	3,844
Other tax expense [d]	502	617	613
Contract termination fees	—	400	—
Loss on extinguishment of debt	18,307	—	—
Impairment loss	—	24,011	55,619
Loss on sale of assets	6	676	2,021
Repairs from hurricanes and tropical storms [e]	8,074	475	1,542
Non-service cost components of net periodic pension (cost) benefit	(1,104)	(520)	200
Adjusted EBITDA	**$ 242,619**	**$ 99,171**	**$ (21,173)**
Other corporate [f]	50,906	39,401	36,066
Management Fee Revenue	(3,828)	(2,291)	(807)
Owned Resort EBITDA	**$ 289,697**	**$ 136,281**	**$ 14,086**
Less: Non-comparable Owned Resort EBITDA [g]	65,122	34,519	(6,631)
Comparable Owned Resort EBITDA	**$ 224,575**	**$ 101,762**	**$ 20,717**

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[a] Represents changes in foreign exchange rates and other miscellaneous non-operating expenses or income.

[b] Represents expenses incurred in connection with corporate initiatives, such as: system implementations; debt refinancing costs; other capital raising efforts; and strategic initiatives, like the launch of a new resort or possible expansion into new markets. For the year ended December 31, 2022, our transaction expenses included $12.9 million of costs specifically related to our debt refinancing in December 2022.

[c] Includes severance expenses for employee terminations resulting from non-recurring or unusual events, such as the departure of an executive officer or the disposition of a resort. It does not include severance expenses for employee terminations resulting from our ongoing resort operations.

[d] Relates primarily to a Dominican Republic asset tax, which is an alternative tax that is similar to income tax in the Dominican Republic. We eliminate this expense from Adjusted EBITDA because it is similar to the income tax provision or benefit we eliminate from our calculation of EBITDA.

[e] Includes significant repair and clean-up expenses incurred from natural events which are not expected to be offset by property damage insurance proceeds. It does not include repair and clean-up costs from natural events that are not considered significant. For the year ended December 31, 2022, the repair expenses and other losses related to Hurricane Fiona.

[f] For the years ended December 31, 2022, 2021 and 2020, represents corporate salaries and benefits of $35.9 million for 2022, $26.4 million for 2021 and $23.3 million for 2020, professional fees of $9.1 million for 2022, $7.4 million for 2021, and $7.4 million for 2020, corporate rent and insurance of $3.9 million for 2022, $3.7 million for 2021, and $3.4 million for 2020, and corporate travel, software licenses, board fees and other miscellaneous corporate expenses of $3.8 million for 2022, $1.9 million for 2021, and $2.0 million for 2020, as well as $1.8 million of revenue generated by The Playa Collection in 2022.

[g] Our comparable portfolio for the year ended December 31, 2022 excludes the following resorts: Hilton La Romana All-Inclusive Resort and Hyatt Ziva and Hyatt Zilara Cap Cana, which were closed for a portion of the third and fourth quarters of 2022 for necessary clean up and repair work as a result of Hurricane Fiona, Dreams Puerto Aventuras, which was sold in February 2021, and Capri Resort, which was sold in June 2021.

Seasonality

The seasonality of the lodging industry and the location of our resorts in Mexico, Jamaica and the Dominican Republic have historically resulted in the greatest demand for our resorts between mid-December and April of each year, yielding higher occupancy levels and package rates during this period. This seasonality in demand has resulted in predictable fluctuations in revenue, results of operations and liquidity, which are consistently higher during the first quarter of each year than in successive quarters.

However, the COVID-19 pandemic altered this seasonal trend in 2021 and Net Package ADR was progressively stronger during the second, third and fourth quarters of 2021 than it was in the first quarter of 2021. We saw a return to pre-COVID-19 seasonality trends in 2022.

Inflation

We experienced a higher rate of inflation in our direct resort expenses in 2022 as compared to 2021. Inflation effects were experienced mostly through higher labor costs, food and beverage prices, and utility costs. Although we experienced some improvement in the fourth quarter of 2022, we expect that costs will likely remain elevated at least through the first half of 2023, but it could continue for longer. While we, like most operators of lodging properties, have the ability to adjust room rates to reflect the effects of inflation, competitive pricing pressures may limit our ability to raise room rates to fully offset inflationary cost increases.

Liquidity and Capital Resources

Our net cash provided by operating activities for the year ended December 31, 2022 was $158.2 million, representing a significant increase over 2021 as our business continues to recover from the impacts of the COVID-19 pandemic. We believe that our sources of cash, which consist of available cash and cash from operations, together with the available borrowing capacity under our revolving credit facility (the "2022 Revolving Credit Facility") and our access to the capital markets, will be adequate to meet our cash requirements, including our contractual obligations, over the next twelve months and beyond.

Sources of Cash

As of December 31, 2022, we had $283.9 million of available cash, which increased from $270.1 million as of December 31, 2021, excluding restricted cash. The increase in available cash was primarily due to improved performance across our portfolio due to the ongoing recovery from the COVID-19 pandemic. We also benefited from increased vaccination levels, easing of government travel restrictions, and pent-up customer demand for leisure travel, as well as our strategic decision to focus on pricing discipline to coincide with investments in guest satisfaction at our resorts.

As of January 31, 2023, we had approximately $288.7 million of available cash, and also had $225.0 million available on our 2022 Revolving Credit Facility.

Our primary short-term cash needs are paying operating expenses, maintaining our resorts, and servicing our outstanding indebtedness. We expect to meet our short-term liquidity requirements generally through our existing cash balances, net cash provided by operations, sales of our equity securities or short-term borrowings under our 2022 Revolving Credit Facility.

We expect to meet our long-term liquidity requirements generally through the sources of cash available for short-term needs, net cash provided by operations, as well as equity or debt issuances or proceeds from the potential disposal of assets.

Cash Requirements

Our expected material cash requirements for the twelve months ended December 31, 2023 and thereafter consist of (i) contractually obligated expenditures, including payments of principal and interest; (ii) other essential expenditures, including operating expenses and maintenance of our resorts; and (iii) opportunistic expenditures, including possible property developments, expansions, renovations, repositioning and rebranding projects, potential acquisitions, the repayment of indebtedness and discretionary repurchases of our securities.

As of December 31, 2022, we had $115.0 million of scheduled contractual obligations in 2023, which primarily relate to servicing our outstanding debt. Refer to the table below for a summary of our contractual commitments (*$ in thousands*):

	1 Year	Due in 1 to 3 years	Due in 3 to 5 years	Due in Over 5 years	Total
2022 Revolving Credit Facility commitment fees [1]	$ 891	$ 1,713	$ 1,711	$ 12	$ 4,327
2022 Term Loan principal payments	11,000	22,000	22,000	1,045,000	1,100,000
2022 Term Loan interest payments [2]	100,705	171,374	159,400	83,436	514,915
Operating and finance lease obligations	1,535	2,831	2,934	4,543	11,843
Pension obligation	849	1,935	2,182	5,324	10,290
Total contractual obligations	**$ 114,980**	**$ 199,853**	**$ 188,227**	**$ 1,138,315**	**$ 1,641,375**

[1] The commitment fee, which may range from 0.25% to 0.50% depending on certain leverage ratios, was 0.38% on the $225.0 million undrawn balance of our 2022 Revolving Credit Facility as of December 31, 2022.

[2] The interest commitment on our 2022 Term Loan is calculated based on SOFR plus 425 basis points with a 0.50% SOFR floor. Projected interest rates range between 7.04% and 9.16%. Interest payments were calculated using the forecasted one-month forward-looking SOFR curve.

In addition, as of December 31, 2022, we estimate that we will incur between $55.0 million and $65.0 million of capital expenditures for 2023, of which $35.0 million to $40.0 million is related to maintenance of our resorts and the remainder relates to return-on-investment oriented projects.

We are continuing to monitor our liquidity and we may pursue additional sources of liquidity as needed. The availability of additional liquidity options will depend on the economic and financial environment, our credit, our historical and projected financial and operating performance and continued compliance with financial covenants. If operating conditions do not improve, whether as a result of the current pandemic or a resurgence thereof or for other reasons, we may not be able to maintain our current liquidity position or access additional sources of liquidity at acceptable terms or at all.

Financing Strategy

We intend to use other financing sources that may be available to us from time to time, including financing from banks, institutional investors or other lenders, such as bridge loans, letters of credit, joint ventures and other arrangements. Future financings may be unsecured or may be secured by mortgages or other interests in our assets. In addition, we may issue publicly or privately placed debt or equity securities. When possible and desirable, we will seek to replace short-term financing with long-term financing. We may use the proceeds from any financings to refinance existing indebtedness, to finance resort projects or acquisitions or for general working capital or other purposes.

Our indebtedness may be recourse, non-recourse or cross-collateralized and may be fixed rate or variable rate. If the indebtedness is non-recourse, the obligation to repay such indebtedness will generally be limited to the particular resort or resorts pledged to secure such indebtedness. In addition, we may invest in resorts subject to existing loans secured by mortgages or similar liens on the resorts or may refinance resorts acquired on a leveraged basis.

Recent Transactions Affecting Our Liquidity and Capital Resources

The following table summarizes our net cash provided by or used in operating activities, investing activities and financing activities for the periods indicated and should be read in conjunction with our Consolidated Statements of Cash Flows and accompanying notes thereto included in the Consolidated Financial Statements (*$ in thousands*):

	Year Ended December 31,	
	2022	2021
Net cash provided by operating activities	$ 158,230	$ 29,644
Net cash (used in) provided by investing activities	(27,149)	73,400
Net cash (used in) provided by financing activities	(140,713)	17,673
(Decrease) increase in cash, cash equivalents, and restricted cash	**$ (9,632)**	**$ 120,717**

Cash Flows from Operating Activities

Our net cash from operating activities is generated primarily from operating income from our resorts. Our net cash provided by operating activities for the year ended December 31, 2022 was $158.2 million, compared to $29.6 million for the year ended December 31, 2021.

Cash Flows from Investing Activities

For the year ended December 31, 2022, our net cash used in investing activities was $27.1 million. For the year ended December 31, 2021, our net cash provided by investing activities was $73.4 million.

Activity for the year ended December 31, 2022:

- Purchases of property and equipment, which primarily consisted of maintenance expenditures, of $28.7 million;

- Property damage insurance proceeds related to the impacts of Hurricane Fiona of $6.4 million;

- Payment of $4.5 million in key money to the owner of one of our managed resorts;

- Purchases of intangible assets of $0.5 million; and

- Net proceeds from the sale of assets of $0.2 million.

Activity for the year ended December 31, 2021:

- Net proceeds from the sale of assets, including the Capri Resort and Dreams Puerto Aventuras, of $89.2 million;

- Purchases of property and equipment, which primarily consisted of maintenance expenditures, of $17.3 million;

- Purchases of intangible assets, which primarily related to our integrated enterprise resource planning system, of $0.3 million; and

- Receipt of key money of $1.9 million in accordance with the terms of our franchise agreements.

Capital Expenditures

We maintain each of our properties in good repair and condition and in conformity with applicable laws and regulations, franchise and license agreements and management agreements. Capital expenditures made to extend the service life or increase the capacity of our assets, including expenditures for the replacement, improvement or expansion of existing capital assets (i.e., maintenance capital expenditures), differ from ongoing repair and maintenance expense items, which do not in our judgment extend the service life or increase the capacity of assets and are charged to expense as incurred. From time to time, certain of our resorts may be undergoing renovations as a result of our decision to upgrade portions of the resorts, such as guestrooms, public space, meeting space, gyms, spas and/or restaurants, in order to better compete with other resorts in our markets.

Cash Flows from Financing Activities

Our net cash used in financing activities was $140.7 million for the year ended December 31, 2022, compared to $17.7 million of net cash provided by financing activities for the year ended December 31, 2021.

Activity for the year ended December 31, 2022:

- Net proceeds from our new 2022 Term Loan resulting from our December 2022 refinancing of $1,061.5 million;

- Repayment of the entire outstanding principal balance of our prior Term Loan of $941.9 million due to quarterly principal payments, a $24.4 million mandatory repayment as a result of the sale of Capri Resort in June 2021, and the December 2022 debt refinancing;

- Repayment of the entire outstanding balance of our Property Loan of $110.0 million;

- Repayment of the entire outstanding balance of our Term A1 Loan, Term A2 Loan, and Term A3 Loan of $93.3 million;

- Repurchases of ordinary shares of $44.6 million; and

- Issuance costs of debt for the December 2022 refinancing of $6.8 million.

Activity for the year ended December 31, 2021:

- Net proceeds from our January 2021 equity issuance of $137.7 million;

- Principal payments on our Term Loan, including the repayments as a result of the sale of Capri Resort, of $34.5 million; and

- Repayments on our Revolving Credit Facility of $84.7 million.

Share Repurchases and Dividends

In December 2018, our Board established a $100.0 million share repurchase program, pursuant to which we may repurchase our outstanding ordinary shares as market conditions and our liquidity warrant. Our Board reauthorized and renewed the repurchase authorization in September 2022 so that there was again $100.0 million available under the program. The repurchase program is subject to certain limitations under Dutch law, including the existing repurchase authorization granted by our shareholders. Repurchases may be made from time to time in the open market, in privately negotiated transactions or by other means (including Rule 10b5-1 trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. During the year ended December 31, 2022, we repurchased 7,838,992 ordinary shares under the program at an average price of $5.90 per share. During the year ended December 31, 2021, we did not repurchase any shares under the repurchase program. As of December 31, 2022, we had approximately $53.7 million remaining under our share repurchase program.

On February 9, 2023, our Board of Directors authorized a new $200.0 million share repurchase program, replacing the recent $100.0 million repurchase authorization announced in September 2022.

No cash dividends were paid for the year ended December 31, 2022. We also do not plan on paying cash dividends on our ordinary shares in the foreseeable future.

2022 Senior Secured Credit Facility

As of December 31, 2022, our total debt obligations were $1,105.7 million, which represents the $1,100.0 million principal amount outstanding under our 2022 Term Loan and 2022 Revolving Credit Facility, which together comprise our 2022 Senior Secured Credit Facility, and $5.7 million finance lease obligation, excluding $32.4 million of issuance discounts and $7.8 million of unamortized debt issuance costs.

For discussion of our debt obligations, refer to Note 13 to the Consolidated Financial Statements.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, accounts receivable from related parties, certain prepayments and other assets, trade and other payables, payables to related parties, derivative financial instruments, other liabilities, including our pension obligation, and debt. See Note 15, "Fair value of financial instruments," to our Consolidated Financial Statements for more information.

Related Party Transactions

See Note 6, "Related party transactions," to our Consolidated Financial Statements for information on these transactions.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements included herein have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosures. A number of our significant accounting policies are critical due to the fact that they involve a significant level of estimation uncertainty and have had or area reasonable likely to have a material impact on our financial condition or results of operations. We believe our estimates, assumptions and judgments with respect to such policies are reasonable based upon information presently available. However, actual results may differ significantly from these estimates under different assumptions, judgments or conditions, which could have a material effect on our financial position, results of operations and related disclosures.

Property and equipment, net - Estimating useful lives of property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over an estimated useful life of five to 50 years for buildings, seven to 18 years for fixtures and machinery and four to 12 years for furniture and other fixed assets.

We are required to apply judgment in determining the estimated useful lives of our property and equipment for purposes of calculating the amount of depreciation expense to record each year with respect to the assets. Changes to the significant assumptions or estimates of useful lives could materially affect our results of operations; however, there were no significant changes to our estimates of useful lives during the year ended December 31, 2022.

Property and equipment, net - Estimates related to the impairment of property and equipment

We are required to apply judgment in determining whether indicators of impairment are present at one or more of our asset groups, or resorts. The determination as to whether a triggering event exists is based on our knowledge of the industry, historical experience, market and economic conditions, the business climate, our operations and other relevant facts and circumstances as of the assessment date. If we determine that an indicator is present, we compare the carrying amount of the asset group to the estimated undiscounted future cash flows and measure the amount of the impairment loss by comparing the carrying amount of the asset to its estimated fair value.

Judgment is also required in estimating the fair value of our resorts when quantitatively assessing an asset group for impairment. When determining fair value, we generally rely on discounted cash flow models. Under the discounted cash flow approach, we utilize various assumptions and estimates including projections of revenues and expenses based on estimated long-term growth rates and discount rates based on the weighted-average cost of capital. Our estimates of long-term growth and costs are based on historical data as well as various internal projections and external sources. The weighted-average cost of capital is estimated based on each resort's cost of debt and equity and a selected capital structure.

As of December 31, 2022, incorporating a 5.0% decline in our underlying undiscounted future cash flow projections would not result in the estimated cash flows falling below the carrying value for any of our asset groups.

Income taxes - Estimates related to tax liabilities and realization of deferred tax assets

We recognize deferred tax assets and liabilities based on the differences between the financial statement bases and tax bases of our assets and liabilities using currently enacted tax rates for the period in which the deferred tax items are expected to reverse. Significant judgment is required in the calculation of our tax provision and the resulting tax liabilities as well as our ability to realize our deferred tax assets. Our estimates of future taxable income can significantly affect our tax provision in a given period. Significant judgment is required in determining our ability to realize our deferred tax assets related to federal, state and foreign tax attributes within their carryforward periods, as we estimate the amount and timing of the future reversal of deferred tax items in our projections of future taxable income. We establish a valuation allowance to reduce deferred tax assets to the amounts we expect to realize in the future.

We recognize income tax positions only when we estimate that it is "more likely than not" that the position will be sustainable based on its technical merits. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing our provision for income taxes. Changes to the assessment of the "more likely than not" standard could materially impact our Consolidated Financial Statements.

Goodwill - Estimates related to the impairment of goodwill

Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate a potential impairment.

We are required to apply judgment in determining whether indicators of impairment are present at one or more of our reporting units. The determination as to whether a triggering event exists is based on our knowledge of the industry, historical experience, market and economic conditions, the business climate and other relevant facts and circumstances as of the assessment date.

Judgment is also required in estimating the fair value of our reporting units. Under the discounted cash flow approach, we utilize various assumptions and estimates including projections of revenues and expenses based on estimated growth rates and discount rates based on the weighted-average cost of capital. Our estimates of growth and costs are based on historical data as well as various internal projections and external sources. The weighted-average cost of capital is estimated based on each reporting unit's cost of debt and equity and a selected capital structure. Under the market transaction approach, we rely on assumptions and estimates including comparable asset sales.

Changes in the estimates and assumptions used in our qualitative or quantitative goodwill impairment testing could result in future impairment losses, which could be material to our results of operations.

Recent Accounting Pronouncements

See the recent accounting pronouncements in the "*Accounting standards*" section of Note 2 to our Consolidated Financial Statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

In the normal course of operations, we are exposed to interest rate risk and foreign currency risk which may impact future income and cash flows.

Interest Rate Risk

The risk from market interest rate fluctuations mainly affects long-term debt bearing interest at a variable interest rate. As of December 31, 2022, 100% of our outstanding indebtedness bore interest at floating rates, as our 2022 Term Loan incurs interest based on SOFR plus a margin of 4.25%.

- If market rates of interest on our SOFR-based floating rate debt were to increase by 1.0%, the increase in interest expense on our floating rate debt would decrease our future earnings and cash flows by approximately $11.0 million annually, assuming the balance outstanding under our 2022 Revolving Credit Facility remained at $0 million.

- If market rates of interest on our SOFR-based floating rate debt were to decrease by 1.0%, the decrease in interest expense on our floating rate debt would increase our future earnings and cash flows by approximately $11.0 million annually, assuming the balance outstanding under our 2022 Revolving Credit Facility remained at $0 million.

At this time, we do not have any outstanding derivatives or other financial instruments designed to hedge our interest rate risk on our 2022 Term Loan.

Our outstanding interest rate swaps are designed to offset changes in LIBOR. We do not have any significant interest rate risk related to changes in LIBOR. LIBOR is currently more than 1.0% above the fixed rate paid by us of 2.85% and our interest rate swaps will mature on March 31, 2023.

Foreign Currency Risk

We are exposed to exchange rate fluctuations because all of our resort investments are based in locations where the local currency is not the U.S. dollar, which is our reporting currency. For the year ended December 31, 2022 approximately 2% of our revenues were denominated in currencies other than the U.S. dollar. As a result, our revenues reported on our Consolidated Statements of Operations are affected by movements in exchange rates.

Approximately 75% of our resort-level operating expenses for the year ended December 31, 2022 were denominated in the local currencies in the countries in which we operate. As a result, our operating expenses reported on our Consolidated Statements of Operations are affected by movements in exchange rates. The foreign currencies in which our expenses are primarily denominated are the Mexican Peso, Dominican Peso and the Jamaican Dollar.

- The effect of an immediate 5.0% adverse change in foreign exchange rates on Mexican Peso-denominated expenses at December 31, 2022 would have impacted our Owned Resort EBITDA by approximately $9.5 million on a year-to-date basis.

- The effect of an immediate 5.0% adverse change in foreign exchange rates on Dominican Peso-denominated expenses at December 31, 2022 would have impacted our Owned Resort EBITDA by approximately $6.4 million on a year-to-date basis.

- The effect of an immediate 5.0% adverse change in foreign exchange rates on Jamaican Dollar-denominated expenses at December 31, 2022 would have impacted our Owned Resort EBITDA by approximately $5.2 million on a year-to-date basis.

At this time, we do not have any outstanding derivatives or other financial instruments designed to hedge our foreign currency exchange risk.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Playa Hotels & Resorts N.V.
Fairfax, VA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Playa Hotels & Resorts N.V. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Tax and Valuation Allowances - Refer to Note 2 and Note 5 to the financial statements

Critical Audit Matter Description

The Company accounts for income taxes using the asset and liability method, under which the Company recognizes deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as well as for tax loss carryforwards in accordance with ASC 740. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. The Company provides a valuation allowance against deferred tax assets if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, the Company considers all available evidence, both positive and negative, including three-year cumulative earnings/loss and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carryback and carry forward periods available for tax reporting purposes, and prudent and feasible tax planning strategies. The Company's valuation allowances were $160 million as of December 31, 2021, and $178 million as of December 31, 2022. The Company released $8.4 million of valuation allowances in 2022.

The Company's valuation allowances have historically been material. Additionally, the analysis of valuation allowances is a subjective area of ASC 740 as the analysis includes the weighting of positive and negative evidence that is both objective and subjective in nature. Further, the Company's profitability profile changed in the current year as the Company recovered from the recent years' impact of the COVID-19 pandemic. As a result, certain valuation allowances were released in the current year.

We identified valuation allowances as a critical audit matter due to the significant judgments and assumptions management utilizes to estimate valuation allowances, including the release of current year valuation allowances that were established in prior years. This requires a high degree of auditor judgment and an increased level of effort, including the need to involve income tax specialists, when performing audit procedures to evaluate the reasonableness of management's judgements and estimates of taxable income.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation allowances included the following, among others:
- We tested the design and effectiveness of controls over management's estimates of the realization of the deferred tax assets, including those over the estimates of taxable income and the determination of whether it is more likely than not that the deferred tax assets will be realized prior to expiration.
- We evaluated the reasonableness of management's assessment of the significance and weighting of negative evidence and positive evidence that is objectively verifiable, particularly, the Company's three-year cumulative income / loss analysis by tax paying component.
- We evaluated the Company's transfer pricing methodology and the impact to the relevant operating results as part of the above evaluation.
- With the assistance of our income tax specialists, we assessed the reasonableness of management's estimates of taxable income by considering the four sources of income as prescribed under ASC 740:
    1. Future reversals of existing taxable temporary differences (i.e., assessing the reasonableness of the Company's estimate of the turning of its most significant deferred tax liabilities)
    2. Future taxable income exclusion of reversing of temporary differences, leveraging the historic three-year cumulative income / loss analysis.
    3. Taxable income in prior carryback year(s)
    4. Tax planning strategies
- We evaluated whether the estimates of future taxable income were consistent with evidence obtained in other areas of the audit (i.e., forecasted pre-tax income, if source applicable).
- Based on the above, with the assistance of our income tax specialists, we evaluated management's assessment that sufficient taxable income will likely be generated in the future to realize their net deferred tax assets.
- We assessed the appropriateness of the timing of any significant valuation allowance accrual or release to determine whether management has accounted for any change in evidence in the appropriate period.
- We evaluated whether management has included disclosures, beyond those specifically required by ASC 740, that are necessary to achieve the fair presentation of the financial statements as a whole or whether the disclosures are those that are necessary for the financial statements not to be misleading.

/s/ Deloitte & Touche LLP
McLean, VA
February 23, 2023
We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Playa Hotels & Resorts N.V.
Fairfax, VA

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Playa Hotels & Resorts N.V. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control —Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 23, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
McLean, VA
February 23, 2023

(a) Consolidated Financial Statements


Playa Hotels & Resorts N.V.
Consolidated Balance Sheets
($ in thousands, except share data)


		As of December 31,		
		2022		**2021**
ASSETS				
Cash and cash equivalents	$	283,945	$	270,088
Restricted cash		—		23,489
Trade and other receivables, net		62,946		45,442
Insurance recoverable		34,191		—
Accounts receivable from related parties		8,806		7,981
Inventories		20,046		18,076
Prepayments and other assets		44,177		38,640
Property and equipment, net		1,536,567		1,584,574
Derivative financial instruments		3,510		—
Goodwill, net		61,654		61,654
Other intangible assets		6,556		7,632
Deferred tax assets		7,422		—
Total assets	**$**	**2,069,820**	**$**	**2,057,576**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Trade and other payables	$	231,652	$	160,222
Payables to related parties		6,852		5,050
Income tax payable		990		828
Debt		1,065,453		944,847
Related party debt		—		194,472
Derivative financial instruments		—		22,543
Other liabilities		30,685		29,882
Deferred tax liabilities		69,326		68,898
Total liabilities		**1,404,958**		**1,426,742**
Commitments and contingencies (see Note 7)				
Shareholders' equity				
Ordinary shares (par value €0.10; 500,000,000 shares authorized, 168,275,504 shares issued and 158,228,508 shares outstanding as of December 31, 2022, and 166,646,284 shares issued and 164,438,280 shares outstanding as of December 31, 2021)		18,700		18,518
Treasury shares (at cost, 10,046,996 shares as of December 31, 2022 and 2,208,004 shares as of December 31, 2021)		(62,953)		(16,697)
Paid-in capital		1,189,090		1,177,380
Accumulated other comprehensive loss		(6,985)		(18,671)
Accumulated deficit		(472,990)		(529,696)
Total shareholders' equity		**664,862**		**630,834**
Total liabilities and shareholders' equity	**$**	**2,069,820**	**$**	**2,057,576**


The accompanying Notes form an integral part of the Consolidated Financial Statements.


Playa Hotels & Resorts N.V.
Consolidated Statements of Operations
($ in thousands, except share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenue						
Package	$	713,235	$	437,950	$	229,447
Non-package		129,494		88,592		40,746
Management fees		3,828		2,291		807
Cost reimbursements		9,706		5,806		2,189
Total revenue		856,263		534,639		273,189
Direct and selling, general and administrative expenses						
Direct		459,030		326,979		209,832
Selling, general and administrative		186,608		119,895		104,188
Depreciation and amortization		78,372		81,508		92,570
Reimbursed costs		9,706		5,806		2,189
Impairment loss		—		24,011		55,619
Loss on sale of assets		6		676		2,021
Gain on insurance proceeds		—		—		(2,993)
Business interruption insurance recoveries		(7,226)		—		—
Direct and selling, general and administrative expenses		726,496		558,875		463,426
Operating income (loss)		129,767		(24,236)		(190,237)
Interest expense		(64,164)		(71,378)		(81,942)
Loss on extinguishment of debt		(18,307)		—		—
Other income (expense)		3,857		(1,471)		(1,164)
Net income (loss) before tax		51,153		(97,085)		(273,343)
Income tax benefit		5,553		7,403		10,973
Net income (loss)	**$**	**56,706**	**$**	**(89,682)**	**$**	**(262,370)**
Earnings (loss) per share						
Basic	$	0.34	$	(0.55)	$	(1.98)
Diluted	$	0.34	$	(0.55)	$	(1.98)
Weighted average number of shares outstanding during the period - Basic		164,782,886		163,370,410		132,210,205
Weighted average number of shares outstanding during the period - Diluted		166,077,802		163,370,410		132,210,205

The accompanying Notes form an integral part of the Consolidated Financial Statements.

Playa Hotels & Resorts N.V.
Consolidated Statements of Comprehensive Income (Loss)
($ in thousands)

| | Year Ended December 31, | | |
	2022	2021	2020
Net income (loss)	$ 56,706	$ (89,682)	$ (262,370)
Other comprehensive income (loss)			
Gain (loss) on interest rate swaps (see Note 14)	11,737	11,737	(6,205)
Release of foreign currency translation reserve related to sale of Capri Resort (see Note 4)	—	140	—
Pension obligation (loss) gain, net of tax (see Note 16)	(51)	401	(102)
Total other comprehensive income (loss)	11,686	12,278	(6,307)
Comprehensive income (loss)	$ 68,392	$ (77,404)	$ (268,677)

The accompanying Notes form an integral part of the Consolidated Financial Statements.

Playa Hotels & Resorts N.V.
Consolidated Statements of Shareholders' Equity
($ in thousands, except share data)

	Ordinary Shares		Treasury Shares		Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2019	129,121,576	$ 14,215	1,846,095	$ (14,088)	$ 1,001,088	$ (24,642)	$ (174,236)	$ 802,337
Net loss	—	—	—	—	—	—	(262,370)	(262,370)
Other comprehensive loss	—	—	—	—	—	(6,307)	—	(6,307)
Equity issuance, net (see Note 9)	4,878,049	553	—	—	19,005	—	—	19,558
Share-based compensation, net of tax withholdings	911,774	103	12,592	(54)	10,055	—	—	10,104
Repurchase of ordinary shares	(340,109)	—	340,109	(2,500)	—	—	—	(2,500)
Balance at December 31, 2020	134,571,290	$ 14,871	2,198,796	$ (16,642)	$ 1,030,148	$ (30,949)	$ (436,606)	$ 560,822
Cumulative effect of accounting changes, net of tax	—	—	—	—	—	—	(3,408)	(3,408)
Balance at January 1, 2021	134,571,290	$ 14,871	2,198,796	$ (16,642)	$ 1,030,148	$ (30,949)	$ (440,014)	$ 557,414
Net loss	—	—	—	—	—	—	(89,682)	(89,682)
Other comprehensive income	—	—	—	—	—	12,278	—	12,278
Equity issuance, net (see Note 9)	28,750,000	3,512	—	—	134,204	—	—	137,716
Share-based compensation, net of tax withholdings	1,116,990	135	9,208	(55)	13,028	—	—	13,108
Balance at December 31, 2021	164,438,280	$ 18,518	2,208,004	$ (16,697)	$ 1,177,380	$ (18,671)	$ (529,696)	$ 630,834
Net income	—	—	—	—	—	—	56,706	56,706
Other comprehensive income	—	—	—	—	—	11,686	—	11,686
Share-based compensation	1,629,220	182	—	—	11,710	—	—	11,892
Repurchase of ordinary shares	(7,838,992)	—	7,838,992	(46,256)	—	—	—	(46,256)
Balance at December 31, 2022	158,228,508	$ 18,700	10,046,996	$ (62,953)	$ 1,189,090	$ (6,985)	$ (472,990)	$ 664,862

The accompanying Notes form an integral part of the Consolidated Financial Statements.

Playa Hotels & Resorts N.V.
Consolidated Statements of Cash Flows
($ in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 56,706	$ (89,682)	$ (262,370)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	78,372	81,508	92,570
Amortization of debt discount and issuance costs	3,952	4,116	2,825
Loss on extinguishment of debt	18,307	—	—
Share-based compensation	11,892	13,163	10,158
(Gain) loss on derivative financial instruments	(14,316)	(12,060)	8,204
Impairment loss	—	24,011	55,619
Deferred income taxes	(6,994)	(10,017)	(11,472)
Loss on sale of assets	6	676	2,021
Amortization of key money	(1,228)	(622)	(907)
(Recovery of) provision for doubtful accounts	(870)	(672)	3,115
Other	456	701	(845)
Changes in assets and liabilities:			
Trade and other receivables, net	(16,585)	(23,223)	42,702
Insurance recoverable	(40,579)	—	—
Accounts receivable from related parties	(825)	(378)	1,675
Inventories	(2,018)	(4,353)	1,132
Prepayments and other assets	(999)	8,798	(657)
Trade and other payables	68,759	43,130	(39,866)
Payables to related parties	1,802	(5,377)	453
Income tax payable	162	480	(2,904)
Other liabilities	2,230	(555)	(1,391)
Net cash provided by (used in) operating activities	**158,230**	**29,644**	**(99,938)**
INVESTING ACTIVITIES			
Capital expenditures	(28,735)	(17,334)	(36,360)
Purchase of intangibles	(484)	(308)	(1,001)
Receipt of key money	—	1,863	8,500
Payment of key money	(4,500)	—	—
Proceeds from the sale of assets, net	182	89,179	58,273
Property damage insurance proceeds	6,388	—	—
Net cash (used in) provided by investing activities	**(27,149)**	**73,400**	**29,412**
FINANCING ACTIVITIES			
Proceeds from debt issuance, net of discount	1,061,500	—	199,600
Issuance costs of debt	(6,812)	—	(8,677)
Proceeds from ordinary shares, net of issuance costs	—	137,716	19,558
Repayment of debt	(941,868)	(34,479)	(10,100)
Repayment of debt from related parties	(208,545)	(681)	—
Proceeds from borrowings on revolving credit facility	—	—	40,000
Repayments of borrowings on revolving credit facility	—	(84,667)	(15,333)
Repurchase of ordinary shares	(44,588)	—	(2,500)
Repurchase of ordinary shares for tax withholdings	—	(55)	(54)
Principal payments on finance lease obligations	(400)	(161)	(39)
Net cash (used in) provided by financing activities	**(140,713)**	**17,673**	**222,455**
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(9,632)**	**120,717**	**151,929**
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF THE PERIOD	$ 293,577	$ 172,860	$ 20,931
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF THE PERIOD	$ 283,945	$ 293,577	$ 172,860

Playa Hotels & Resorts N.V.
Consolidated Statements of Cash Flows (Continued)
($ in thousands)

	Year Ended December 31,		
	2022	2021	2020
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Cash and cash equivalents	$ 283,945	$ 270,088	$ 146,919
Restricted cash	—	23,489	25,941
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH	**$ 283,945**	**$ 293,577**	**$ 172,860**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid for interest	$ 75,492	$ 78,945	$ 70,017
Cash paid for income taxes, net	$ 1,098	$ 2,127	$ 4,414
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES			
Capital expenditures incurred but not yet paid	$ 2,328	$ 929	$ 1,441
Intangible assets capitalized but not yet paid	$ —	$ 155	$ 114
Repurchase of ordinary shares not yet settled	$ 1,668	$ —	$ —
Par value of vested restricted share awards	$ 182	$ 135	$ 103
Right-of-use assets obtained in exchange for new operating lease liabilities	$ —	$ 262	$ —
Right-of-use assets obtained in exchange for new finance lease liabilities	$ —	$ 3,925	$ 2,333
Termination of right-of-use asset and operating lease liability	$ —	$ —	$ 646

The accompanying Notes form an integral part of the Consolidated Financial Statements.

Note 1. Organization, operations and basis of presentation

Background

Playa Hotels & Resorts N.V. ("Playa" or the "Company") is a leading owner, operator and developer of all-inclusive resorts in prime beachfront locations in popular vacation destinations. We own and/or manage a portfolio of 25 resorts located in Mexico, the Dominican Republic and Jamaica. Unless otherwise indicated or the context requires otherwise, references in our consolidated financial statements (our "Consolidated Financial Statements") to "we," "our," "us" and similar expressions refer to Playa and its subsidiaries.

Basis of preparation, presentation and measurement

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 2. Significant accounting policies

Principles of consolidation

Our Consolidated Financial Statements include the accounts of Playa and our subsidiaries, all of which we wholly own and control. All intercompany transactions and balances have been eliminated in the consolidation process.

Use of estimates

The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

We evaluate our estimates and assumptions periodically. Estimates are based on historical experience and on other factors that are considered to be reasonable under the circumstances. Significant accounting policies that require us to exercise judgment or make significant estimates include the useful lives of property and equipment, income taxes (including the valuation allowance), commitments and contingencies, long-lived asset and goodwill impairment testing, fair value of restricted share awards with market conditions, and fair value of financial instruments.

Financial instruments

The Consolidated Balance Sheets contain various financial instruments, including, but not limited to, cash and cash equivalents, restricted cash, trade and other receivables, accounts receivable from related parties, certain prepayments and other assets, trade and other payables, payables to related parties, derivative financial instruments, other liabilities, including our pension obligation, and debt.

Foreign currency

Our reporting currency is the U.S. dollar. We have determined that the U.S. dollar is the functional currency of all of our international operations. Foreign currency denominated monetary asset and liability amounts are remeasured into U.S. dollars at end-of-period exchange rates. Foreign currency denominated non-monetary assets, such as inventories, prepaid expenses, fixed assets and intangible assets, are recorded in U.S. dollars at historical exchange rates. Foreign currency denominated income and expense items are recorded in U.S. dollars at the applicable daily exchange rates in effect during the relevant period.

For purposes of calculating our tax liability in certain foreign jurisdictions, we index our depreciable tax bases in certain assets for the effects of inflation based upon statutory inflation factors. The effects of these indexation adjustments are reflected in income tax benefit in the Consolidated Statements of Operations. The remeasurement gains and losses related to deferred tax assets and liabilities are reported in the income tax benefit.

Foreign exchange gains and losses are presented in the Consolidated Statements of Operations within other income (expense). We recognized foreign currency losses of $0.9 million, $1.0 million and $2.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation. The costs of improvements that extend the life of property and equipment, such as structural improvements, equipment and fixtures, are capitalized. In addition, we capitalize soft costs such as interest, insurance, construction administration and other costs that clearly relate to projects under development or construction. Start-up costs, ongoing repairs and maintenance are expensed as incurred. Buildings that are being developed or closed for substantial redevelopment are carried at cost and no depreciation is recorded on these assets until they are put into or back into service. The useful life of buildings under re-development is re-evaluated upon completion of the projects.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values (if any) over their estimated useful lives, as follows:

Buildings	5 to 50 years
Fixtures and machinery	7 to 18 years
Furniture and other fixed assets	4 to 12 years

The assets' estimated useful lives and residual values are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. We did not recognize any impairment losses on property and equipment for the year ended December 31, 2022. For the years ended December 31, 2021 and 2020, we recognized impairment losses on property and equipment of $24.0 million and $35.9 million, respectively.

Income taxes

We account for income taxes using the asset and liability method, under which we recognize deferred income taxes for the tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, as well as for tax loss carryforwards. For purposes of these Consolidated Financial Statements, our income tax benefit was calculated on a return basis as though we had filed our tax returns in the applicable jurisdictions in which we operate.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. We provide a valuation allowance against deferred tax assets if it is more likely than not that a portion will not be realized. In assessing whether it is more likely than not that deferred tax assets will be realized, we consider all available evidence, both positive and negative, including our recent cumulative earnings experience and expectations of future available taxable income of the appropriate character by taxing jurisdiction, tax attribute carryback and carryforward periods available to us for tax reporting purposes, and prudent and feasible tax planning strategies.

We have only recorded financial statement benefits and liabilities for tax positions which we believe are more likely than not to be sustained upon settlement with a taxing authority. We have established income tax accruals in accordance with this guidance where necessary, such that a benefit is recognized only for those positions which satisfy the more likely than not threshold. Judgment is required in assessing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns, including the application of the more likely than not criteria. We recognize interest and penalties associated with our uncertain tax benefits as a component of the income tax benefit.

Commitments and contingencies

We are subject to various legal proceedings, regulatory proceedings and claims, the outcomes of which are subject to uncertainty. We record an estimated loss from a loss contingency, with a corresponding charge to income, if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We provide disclosure on contingencies when there is a reasonable possibility that a loss has been incurred (see Note 7).

Ordinary shares and paid-in capital

Ordinary shares are classified as equity when there is no obligation to transfer cash or other assets to the respective holder. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a reduction of equity, net of any tax effects.

Share repurchase program and treasury shares

From time to time, our Board of Directors (the "Board") may authorize repurchases of our outstanding ordinary shares. Shares repurchased under Board-authorized repurchase programs are currently held in treasury for general corporate purposes. Treasury shares are accounted for on the trade date under the cost method and recorded as treasury shares on the Consolidated Balance Sheets as a reduction to shareholders' equity.

Dividends

We must comply with the provisions of Dutch law, our Articles of Association and the covenants in our 2022 Senior Secured Credit Facility (as defined in Note 13) if we want to pay cash dividends. We currently intend to retain any earnings for future operations and expansion. Any future determination to pay dividends will be at the discretion of our shareholders at our general meeting of shareholders (the "General Meeting"), subject to a proposal from our Board, and will depend on our actual and projected financial condition, liquidity and results of operations, capital requirements, prohibitions and other restrictions contained in current or future financing instruments and applicable law, and such other factors as our board of directors deems relevant.

Debt

Debt is carried at amortized cost. Debt issue costs and discount incurred on debt are recorded in the Consolidated Balance Sheets as direct deductions to the principal and are amortized over the term of the debt utilizing the effective interest rate method.

Capitalized interest directly attributable to the acquisition, construction or production of qualifying assets, which are assets that take a substantial period of time to get ready for their intended use, is recognized as part of the cost of such assets until the time the assets are substantially ready for their intended use. Capitalized interest is subsequently recognized as depreciation expense in the Consolidated Statements of Operations once the assets are placed into service.

Goodwill

Goodwill arises in connection with business combinations and is generally allocated to our reporting units, which are also our operating segments, based on their relative fair values. Goodwill is allocated to our Yucatán Peninsula and Jamaica reportable segments and is reviewed for impairment annually on July 1st and October 1st, respectively, or more frequently if events or changes in circumstances indicate a potential impairment. No goodwill impairment was recognized for the years ended December 31, 2022 and 2021. We recognized $19.8 million of goodwill impairment for the year ended December 31, 2020.

When evaluating goodwill for potential impairment, we are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we cannot determine qualitatively that the fair value is in excess of the carrying value, or if we decide to bypass the qualitative assessment for any reporting unit in any period, we perform a quantitative analysis. The quantitative test is used to identify both the existence of impairment and the amount of the impairment loss by comparing the estimated fair value of the reporting unit to its carrying value, including goodwill. We generally estimate the fair value of a reporting unit using a combination of the discounted cash flow approach and the market multiple or market transaction approach. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to the reporting unit.

Other intangible assets

The useful life for definite lived intangibles is determined to be equal to their economic life. An impairment loss is recognized for our indefinite or definite lived assets when the amount by which the asset's carrying amount exceeds its recoverable amount. No impairment was recognized for the years ended December 31, 2022, 2021 and 2020.

Revenue recognition

Revenue is recognized on an accrual basis when the rooms are occupied and services have been rendered. We primarily derive our revenue from the following sources:

- *Package revenue:* Revenues derived from all-inclusive packages purchased by our guests, which include room accommodations, food and beverage services and entertainment activities, are included in the package revenue line item of the Consolidated Statements of Operations and are considered one performance obligation. Contract liabilities consist of advanced deposits received from customers which are deferred until the rooms are occupied and the services have been rendered. Advance deposits are included in trade and other payables in the Consolidated Balance Sheets. Revenue is measured at the fair value of the consideration received or receivable, stated net of estimated discounts, rebates and value added taxes and recognized when our performance obligation of all-inclusive services is considered transferred to the customer.

- *Non-package revenue:* Revenue associated with upgrades, premium services and amenities that are not included in the all-inclusive package. This includes, but is not limited to, premium rooms, dining experiences, wines and spirits and spa packages which are included in the non-package revenue line item of the Consolidated Statements of Operations. Revenue is recognized based on the agreed upon price after the completion of the sale when the product or service is transferred to the customer. Food and beverage revenue not included in a guest's all-inclusive package is recognized when the goods are consumed.

- *Management fees:* Management fees are derived from resorts that we manage, typically under long-term contracts with the property owner. Management fees are typically composed of a base fee, which is computed as a percentage of resort revenue, and an incentive fee, which is computed as a percentage of resort profitability. We recognize revenue over the term of the service period as the third-party owners benefit from our management services. Revenue from management contracts is included in the management fees line item of the Consolidated Statements of Operations.

- *Cost reimbursements:* Cost reimbursements are derived from the reimbursement of certain costs incurred by Playa on behalf of resorts managed by Playa and owned by third parties. These revenues are fully offset by reimbursed costs and have no impact on net income or loss. Cost reimbursements are recognized when agreed upon reimbursable costs are incurred from managing resorts owned by third-parties and included in the cost reimbursements line item of the Consolidated Statements of Operations.

Revenue from operations in the Dominican Republic is net of statutory withholdings for government mandated compulsory tips of $8.2 million, $4.5 million and $2.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances and highly liquid cash deposits with maturities at the date of the acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. We classify these cash instruments as Level 1. Financial instruments that potentially subject us to a concentration of credit risk consist of cash on deposit at financial institutions where the deposits are either uninsured or in excess of insured limits and money market fund balances. Substantially all of our cash is held by financial institutions that we believe are of high-credit quality.

Restricted cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third-parties.

Trade and other receivables, net

Trade and other receivables include amounts due from guests and vendors for merchandise sold or services performed in the ordinary course of business as well as other miscellaneous receivables, such as insurance. Collection of these amounts is expected in one year or less. When necessary, the carrying amount of our receivables is reduced by an allowance for doubtful accounts that reflects our estimate of amounts that will not be collected. When a trade receivable is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against the allowance accounts. Changes in the carrying amount of the allowance for doubtful accounts are recognized as bad debt expense within selling, general and administrative expenses in the Consolidated Statements of Operations.

Inventories

Inventories consist of food, beverages and other items related to consumption and are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method, not to exceed the market value.

Advertising costs

Advertising costs are expensed as incurred or the first time the advertising takes place. For the years ended December 31, 2022, 2021 and 2020, we recorded advertising costs of $23.0 million, $15.4 million and $11.3 million, respectively. Advertising costs are presented in the Consolidated Statements of Operations within selling, general and administrative expenses.

Share-based compensation

We have an equity incentive plan that provides for the grant of share options, share appreciation rights, restricted shares, share units, unrestricted shares, dividend equivalent rights, performance shares and other performance-based awards, other equity-based awards, and cash bonus awards. We recognized share-based compensation based on the following scenarios:

- *Awards vesting with the passage of time:* Share-based compensation is measured at the fair value of the award on the date of grant and recognized as an expense on a straight-line basis over the vesting period.

- *Awards vesting with market conditions:* The market conditions are incorporated into the fair value measurement and recognized as an expense on a straight-line basis over the vesting period. The compensation expense is not adjusted if the conditions are not met. The determination of fair value on the date of grant is subjective and involves significant estimates and assumptions including expected volatility of our shares, expected dividend yield, expected term and assumptions of whether these awards will achieve performance thresholds.

The effects of forfeitures are recognized in compensation expense when they occur.

Derivative financial instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Changes in the fair value of a derivative contract that is qualified, designated and highly effective as a cash flow hedge are recorded in total other comprehensive income (loss) in our Consolidated Statements of Comprehensive Income (Loss) and reclassified into interest expense in our Consolidated Statements of Operations in the same period or periods during which the hedged transaction affects earnings. If a derivative contract does not meet these criteria, then the change in fair value is recognized in interest expense. Cash flows from a derivative financial instrument that is classified as a cash flow hedge are recorded in the same category as the cash flows from the items being hedged in the Consolidated Statements of Cash Flows.

Leases

We determine if an arrangement is a lease or contains a lease at the inception of the contract. Our leases generally contain fixed and variable components. The variable components of our leases are primarily based on operating performance of the leased property. Our lease agreements may also include non-lease components, such as common area maintenance. For our fixtures and machinery asset class, we combine the lease and non-lease components. For all other classes of underlying assets, we do not combine lease and non-lease components.

Lease liabilities, which represent our obligation to make lease payments arising from the lease, and corresponding right-of-use assets, which represent our right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of future payments over the lease term. We calculate the present value of future payments using the discount rate implicit in the lease, if available, or our incremental borrowing rate.

For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. Operating lease expense is reported in direct expense and selling, general and administrative expense in the Consolidated Statements of Operations depending on the nature of the lease. For finance leases, the amortization of the asset is recognized over the shorter of the lease term or useful life of the underlying asset. However, if the lessor transfers ownership of the finance lease right of use asset to us at the end of the lease term, the finance lease right of use asset is amortized over the useful life of the leased asset. Amortization expense is recorded within depreciation and amortization in the Consolidated Statements of Operations. Interest expense is incurred based on the carrying value of the lease liability and is recorded within interest expense in the Consolidated Statements of Operations.

Assets and liabilities held for sale

We classify resorts as held for sale when the sale is probable, will be completed within one year and actions to complete the sale are unlikely to change or it is unlikely that the sale will not occur. This is consistent with our experience with real estate transactions under which the timing and final terms of a sale are frequently not known until purchase agreements are executed, the buyer has a significant deposit at risk and no financing contingencies exist that could prevent the transaction from being completed in a timely manner. We typically classify resorts as held for sale when all the following conditions are met:

- our Board has approved the sale (to the extent that the dollar amount of the sale requires Board approval);

- a binding agreement to sell the resort has been signed under which the buyer has committed a significant amount of nonrefundable cash; and

- no significant financing contingencies exist that could prevent the transaction from being completed in a timely manner.

If these criteria are met, we will cease recording depreciation expense, record an impairment loss to the extent the carrying amount of the resort exceeds the fair value and classify the assets and related liabilities as held for sale on the Consolidated Balance Sheets. Assets and related liabilities classified as held for sale are measured at the lower of their carrying value or fair value less costs to sell. Gains on sales are recognized at the time of sale.

Accounting standards

The following table provides a brief description of recent accounting pronouncements (Accounting Standards Update or "ASU") issued by the Financial Accounting Standards Board ("FASB") that are applicable to us:

Standards adopted

Standard	Description	Date of Adoption	Effect on the Financial Statements or Other Significant Matters
ASU No. 2020-04 *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* ASU No. 2021-01, *Reference Rate Reform (Topic 848): Scope.* ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*	The amendments in these updates provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The updates also defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.	January 2022	The adoption of ASU No. 2020-04 and ASU 2021-01 in January 2022 had no impact on our Consolidated Financial Statements as of December 31, 2022 as our variable rate debt is priced using the Secured Overnight Financing Rate ("SOFR"). Our interest rate swaps mature on March 31, 2023, prior to the anticipated discontinuation of the one-month LIBOR rate on June 30, 2023. We do not expect to modify our interest rate swap contracts prior to their maturity date.

Note 3. Revenue

The following tables present our revenues disaggregated by geographic segment (refer to discussion of our reportable segments in Note 18) (*$ in thousands*):

	Year Ended December 31, 2022					
	Yucatán Peninsula	Pacific Coast	Dominican Republic	Jamaica	Other	Total
Package revenue	$ 247,684	$ 115,101	$ 193,527	$ 156,926	$ (3)	713,235
Non-package revenue[1]	40,348	16,564	37,602	32,225	2,755	129,494
Management fees	137	—	—	—	3,691	3,828
Cost reimbursements	—	—	—	4,487	5,219	9,706
Total revenue	**$ 288,169**	**$ 131,665**	**$ 231,129**	**$ 193,638**	**$ 11,662**	**$ 856,263**

_____
[1] Non-package revenue within Other includes licensing, marketing and other support fees earned from The Playa Collection, which is a third-party owned and operated membership program. Our revenues from The Playa Collection were $1.8 million for the year ended December 31, 2022.

	Year Ended December 31, 2021					
	Yucatán Peninsula	Pacific Coast	Dominican Republic	Jamaica	Other	Total
Package revenue	$ 162,647	$ 68,040	$ 124,348	$ 82,915	$ —	$ 437,950
Non-package revenue	32,040	11,144	25,543	18,891	974	88,592
Management fees	84	—	—	—	2,207	2,291
Cost reimbursements	—	—	—	2,853	2,953	5,806
Total revenue	**$ 194,771**	**$ 79,184**	**$ 149,891**	**$ 104,659**	**$ 6,134**	**$ 534,639**

	Year Ended December 31, 2020					
	Yucatán Peninsula	Pacific Coast	Dominican Republic	Jamaica	Other	Total
Package revenue	$ 96,942	$ 28,535	$ 42,584	$ 61,386	$ —	$ 229,447
Non-package revenue	16,263	5,532	7,356	11,223	372	40,746
Management fees	—	—	—	—	807	807
Cost reimbursements	—	—	—	1,661	528	2,189
Total revenue	**$ 113,205**	**$ 34,067**	**$ 49,940**	**$ 74,270**	**$ 1,707**	**$ 273,189**

Performance obligations

We recognize revenues when the performance obligations are satisfied by transferring control of the product or service to our customers as described in Note 2.

We do not disclose the value of unsatisfied performance obligations for contracts with consideration determined by our performance completed to date or with an expected length of one year or less. Due to the nature of our business, our revenue is not significantly impacted by refunds. Cash payments received in advance of guests staying at our resorts are refunded to resort guests if the guest cancels within the specified time period, before any services are rendered. Refunds related to service are generally recognized as an adjustment to the transaction price at the time the resort stay occurs or services are rendered.

Contract assets and liabilities

We do not have any material contract assets as of December 31, 2022 and 2021 other than trade and other receivables on our Consolidated Balance Sheets. Our receivables are primarily the result of contracts with customers, which are reduced by an allowance for doubtful accounts that reflects our estimate of amounts that will not be collected.

We record contract liabilities when cash payments are received or due in advance of guests staying at our resorts, which are presented as advance deposits (see Note 17) within trade and other payables on our Consolidated Balance Sheets. Our advanced deposits are generally recognized as revenue within one year.

Contract costs

We consider sales commissions earned to be incremental costs of obtaining a contract with our customers. As a practical expedient, we expense these costs as incurred when the period to be benefited is less than one year. We also consider key money payments to be incremental costs of obtaining management contracts. These costs are capitalized within prepayments and other assets and amortized on a straight-line basis over the term of the management agreement (see Note 17).

Note 4. Property and equipment

The balance of property and equipment, net is as follows *($ in thousands)*:

	As of December 31,			
	2022		**2021**	
Property and equipment, gross				
Land, buildings and improvements	$	1,765,130	$	1,759,837
Fixtures and machinery[(1)]		88,333		84,264
Furniture and other fixed assets		213,005		205,141
Construction in progress		10,293		3,781
Total property and equipment, gross		2,076,761		2,053,023
Accumulated depreciation		(540,194)		(468,449)
Total property and equipment, net	$	**1,536,567**	$	**1,584,574**

[(1)] Includes the gross balance of our finance lease right-of-use assets of $6.3 million (see Note 8). Amortization expense for our finance lease assets was $0.5 million, $0.3 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Depreciation expense for property and equipment was $76.9 million, $80.1 million and $90.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

For the years ended December 31, 2022, 2021 and 2020, we did not capitalize any interest expense.

Hurricane Fiona

On September 19, 2022, Hurricane Fiona, a Category 1 hurricane, made landfall on the eastern coast of the Dominican Republic and caused non-structural damage to the Hyatt Ziva and Hyatt Zilara Cap Cana, Hilton La Romana All-Inclusive Resort, Jewel Punta Cana and Jewel Palm Beach resorts. As a result of the hurricane, the Hyatt Ziva and Hyatt Zilara Cap Cana and Hilton La Romana All-Inclusive Resort were temporarily closed beginning in late September for necessary clean-up and repairs but have since reopened and were fully operational since November 2022. Our insurance policies provide coverage for business interruption, including lost profits, and reimbursement for costs related to the property damages and losses we have incurred.

As a result of Hurricane Fiona, we incurred $40.8 million of estimated clean-up and repair expenses and $0.7 million to write off damaged property and equipment and inventory, which were offset with our expected property damage insurance recoveries of $33.4 million. The net expense due to property damage is recorded within selling, general, and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 2022.

We also incurred $8.8 million of unavoidable operating costs while the resorts were temporarily closed, which are included in direct expense and selling, general, and administrative expense. We expect to recover $7.2 million of unavoidable operating costs through insurance, after applying our deductible, which are included in business interruption insurance recoveries in the Consolidated Statements of Operations.

We received property damage insurance proceeds of $6.4 million in the fourth quarter of 2022 and $12.6 million of business interruption and property damage insurance proceeds in January and February 2023. We expect to receive the remaining proceeds in the first half of 2023.

The property we manage in the Dominican Republic, Sanctuary Cap Cana, also sustained damage from Hurricane Fiona and was temporarily closed in late September for necessary clean-up and repairs. The resort reopened on January 20, 2023.

Sale of Capri Resort

On March 31, 2021, we entered into an agreement to sell our equity interest in the Capri Resort, which was reported within our Yucatán Peninsula reportable segment, for $55.0 million in cash consideration. Upon entering into the agreement, we classified the resort and related deferred tax liabilities as held for sale and recorded an impairment loss of $24.0 million based on the sale price.

On June 24, 2021, we completed the sale, received total cash consideration of $55.2 million, after customary closing costs, and recognized a loss of $0.5 million within loss on sale of assets in the Consolidated Statements of Operations. We utilized 50% of the Capri Resort's net proceeds of $24.4 million, after deducting incremental expenses, to repay a portion of our Term Loan on June 29,

2021. Any remaining net proceeds, after deducting capital expenditures incurred across our portfolio for up to 18 months following the sale, were required to be used to repay our Term Loan in December 2022. However, as we refinanced our Term Loan in December 2022 and Capri Resort was no longer in the collateral pool, no additional repayment was necessary.

Sale of Dreams Puerto Aventuras

On November 3, 2020, we entered into an agreement to sell the Dreams Puerto Aventuras, which was reported within our Yucatán Peninsula reportable segment, for $34.5 million in cash consideration. Upon entering into the agreement, we recorded an impairment loss of $10.6 million based on the sale price.

On February 5, 2021, we completed the sale and received total cash consideration of $34.3 million, after customary closing costs. The net proceeds from the sale, after deducting incremental expenses and capital expenditures incurred across our portfolio for up to 24 months following the sale, would have been required to be used to repay our Term Loan in February 2023. However, as we refinanced our Term Loan in December 2022 and the Dreams Puerto Aventuras is no longer in the collateral pool, no additional repayment is necessary.

Note 5. Income taxes

Net income (loss) before tax is summarized below *($ in thousands)*:

	Year Ended December 31,		
	2022	**2021**	**2020**
Domestic	$ 1,896	$ 1,517	$ 1,053
Foreign	49,257	(98,602)	(274,396)
Net income (loss) before tax	**$ 51,153**	**$ (97,085)**	**$ (273,343)**

The components of our income tax benefit for the years ended December 31, 2022, 2021 and 2020 were as follows *($ in thousands)*:

	Year Ended December 31,		
	2022	**2021**	**2020**
Current			
Domestic	$ —	$ —	$ 431
Foreign	(1,243)	(2,706)	(892)
Total current income tax provision	(1,243)	(2,706)	(461)
Deferred			
Domestic	5,333	—	(7,684)
Foreign	1,463	10,109	19,118
Total deferred income tax benefit	6,796	10,109	11,434
Income tax benefit	**$ 5,553**	**$ 7,403**	**$ 10,973**

Reconciliation of the Netherlands statutory income tax rate to actual income tax rate

A reconciliation of the Netherlands statutory income tax rate to our effective income tax rate from continuing operations is as follows *($ in thousands*:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Income tax (provision) benefit at statutory rate	$ (13,197)	25.8 %	$ 24,272	25.0 %	$ 68,336	25.0 %
Differences between statutory rate and foreign rates	31,490	(61.6)%	16,741	17.2 %	(598)	(0.2)%
Inflation adjustments	10,106	(19.8)%	7,312	7.5 %	4,366	1.6 %
Nondeductible interest and expenses	(5,202)	10.2 %	(12,969)	(13.4)%	(19,893)	(7.3)%
Goodwill impairment	—	— %	—	— %	(4,900)	(1.8)%
Foreign exchange rate differences	(3,570)	7.0 %	(7,950)	(8.2)%	(4,194)	(1.5)%
Dominican Republic tax classification	—	— %	—	— %	7,949	2.9 %
Dutch and U.S. tax rate change	—	— %	2,753	2.8 %	10,545	3.9 %
Basis difference in fixed assets	—	— %	—	— %	(3,026)	(1.1)%
Change in valuation allowance	(13,941)	27.3 %	(20,820)	(21.4)%	(48,213)	(17.6)%
Other	(133)	0.3 %	(1,936)	(2.0)%	601	0.1 %
Income tax benefit	$ 5,553	(10.8)%	$ 7,403	7.5 %	$ 10,973	4.0 %

We are domiciled in the Netherlands and are taxed in the Netherlands with our other Dutch subsidiaries. Dutch companies are subject to Dutch corporate income tax at a general tax rate of 25.8%.

For the year ended December 31, 2022, we recognized an income tax benefit of $5.6 million, resulting in an effective tax rate for the year of (10.8)%. The 2022 income tax benefit was driven primarily by a $10.1 million tax benefit associated with inflation adjustments related to our Dominican Republic and Mexico operations and a $31.5 million tax benefit from our rate-favorable jurisdictions. The 2022 income tax benefit was partially offset by $13.2 million expense on the tax impact of book income, $5.2 million tax expense on non-deductible stock compensation and other expenses, $3.6 million tax expense due to changes in foreign exchange rates, and a $13.9 million increase in our valuation allowance primarily due to current year losses that are not more likely than not realizable.

For the year ended December 31, 2021, we recognized an income tax benefit of $7.4 million, resulting in an effective tax rate for the year of 7.5%. The 2021 income tax benefit was driven primarily by a $24.3 million benefit on the tax impact of book losses, a $7.3 million tax benefit associated with inflation adjustments, a $16.7 million tax benefit from our rate-favorable jurisdictions, and a $2.8 million tax benefit on measurement of deferred tax assets and liabilities pursuant to statutory tax rate changes. The 2021 income tax benefit was partially offset by $13.0 million of tax expense on non-deductible stock compensation and other expenses, an $8.0 million tax expense due to changes in foreign exchange rates, a $20.8 million increase in our valuation allowance,[1] and a $1.9 million tax expense on other miscellaneous items.

For the year ended December 31, 2020, we recognized an income tax benefit of $11.0 million, resulting in an effective tax rate for the year of 4.0%. The 2020 income tax benefit was driven primarily by a $68.3 million benefit on the tax impact of book losses, a $4.4 million tax benefit associated with inflation adjustments, a $10.5 million tax benefit on measurement of the Dutch deferred tax assets and liabilities pursuant to the Dutch tax rate change, and a $7.9 million tax benefit associated with our Dominican Republic entities. The 2020 income tax benefit was partially offset by $24.8 million of tax expense on non-deductible interest, goodwill and other expenses, a $4.2 million tax expense due to changes in foreign exchange rates, a $3.0 million tax expense associated with a newly established basis difference in fixed assets and a $48.2 million increase in our valuation allowance.

We have a taxable presence in a variety of jurisdictions worldwide, most significantly in Mexico, the Netherlands, the U.S., the Dominican Republic and Jamaica. We have been granted certain "tax holidays," providing us with temporary income tax exemptions. Specifically, two of our entities in the Dominican Republic are under a tax holiday. Playa Romana Mar B.V. and Playa Dominican Resorts B.V. began a 15 year tax exemption period in 2019.

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[1] During 2021, we recorded a prior period adjustment that resulted in a $12.7 million increase to deferred tax assets and a $12.7 million increase to the valuation allowance at our Dutch legal entities. The adjustment had a $0 net impact to our 2021 income tax expense and has been excluded from the 2021 rate reconciliation.

Effects of Tax Legislative Changes

We were not significantly impacted by income tax legislative changes enacted in any jurisdictions for the year ended December 31, 2022.

In April 2021, the Mexico Congress approved amendments to the Mexico Labor Law. The tax provisions of the amendments were effective August 1, 2021. The measures we adopted in response to the amendments to the Mexico Labor Law did not have any net income tax impact.

On December 21, 2021, the Dutch Senate approved the 2022 tax package. Effective January 1, 2022, the corporate income tax rate for 2022 and future tax years increased to 25.8% for amounts in excess of €0.4 million. The adjusted rate increased the carrying value of our deferred tax assets that are offset by a full valuation allowance. Our Netherlands deferred tax assets increased $2.7 million and valuation allowance increased $2.7 million and resulted in no net financial statement impact.

On December 15, 2020, the Dutch Senate approved the 2021 tax package. Effective January 1, 2021 the corporate income tax rate for 2021 increased to 25% for amounts in excess of €0.2 million. The adjusted rate increased the carrying value of our deferred tax assets that are offset by a full valuation allowance. Our Netherlands deferred tax assets increased $10.5 million and valuation allowance increased $10.5 million and resulted in no net financial statement impact.

Dominican Republic

Our Dominican Republic entities are potentially subject to income tax and asset tax. We account for the Dominican Republic hybrid tax expense in accordance with ASC 740, *Income Taxes*. Our Dominican Republic taxes for the years ended December 31, 2021 and December 31, 2020 were determined based upon Advanced Pricing Agreements ("APA") approved by the Ministry of Finance of the Dominican Republic. We have not received any APAs for the year ended December 31, 2022.

During 2022, our Dominican Republic entities were subject to income tax and asset tax. For the year ended December 31, 2022, we recorded current tax expense of $0.3 million and deferred tax benefit of $0.5 million.

During 2021, our Dominican Republic entities were not subject to income tax. For the year ended December 31, 2021, we recorded a deferred tax benefit of $1.9 million.

During 2020, our Dominican Republic entities were not subject to income tax. We projected that they would be subject to income taxes in some of the foreseeable years and computed a hybrid tax rate for our deferred taxes. For the year ended December 31, 2020, we recorded deferred tax benefit of $7.9 million.

Deferred income taxes

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as net operating losses and tax credit carry-forwards. We measure those balances using the enacted tax rates we expect will be in effect when we pay or recover taxes. Deferred income tax assets represent amounts available to reduce income taxes we will pay on taxable income in future years. We evaluate our ability to realize these future tax deductions and credits by assessing whether we expect to have sufficient future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies to utilize these future deductions and credits. We establish a valuation allowance when we no longer consider it more likely than not that a deferred tax asset will be realized.

The tax effect of each type of temporary difference and carry-forward that gives rise to a significant portion of our deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows *($ in thousands)*:

	As of December 31,	
	2022	**2021**
Deferred tax assets		
Advance customer deposits	$ 2,263	$ 2,242
Trade payables and other accruals	11,022	9,441
Labor liability accrual	1,190	895
Lease obligation	981	584
Interest expense	48,995	31,895
Other assets	3,106	—
Net operating losses	143,959	143,098
Total deferred tax asset	**211,516**	**188,155**
Valuation allowance	(177,817)	(160,104)
Net deferred tax asset	**33,699**	**28,051**
Deferred tax liabilities		
Accounts receivable and prepayments to vendors	582	164
Property and equipment	93,449	93,503
Other liabilities	1,572	3,282
Total deferred tax liability	**95,603**	**96,949**
Net deferred tax liability	**$ (61,904)**	**$ (68,898)**

As of December 31, 2022, we had approximately $520.6 million of foreign net operating loss carryforwards and $22.4 million of U.S. federal and state net operating loss carryforwards. The ability to utilize the tax net operating losses in any single year ultimately depends upon our ability to generate sufficient taxable income. The foreign net operating loss carryforwards begin to expire in 2024, and the U.S. federal net operating loss carryforwards begin to expire in 2035. An annual limitation may apply to the use of the U.S. operating loss carryforwards under the provisions of the Internal Revenue Code and similar state tax provisions that are applicable if the Company experiences an "ownership change." We performed an analysis of the potential limitations on the utilization of net operating losses and determined that they are subject to limitations that would preclude the use of a portion of the net operating losses.

We have made no provision for foreign or domestic income taxes on the cumulative unremitted earnings of our subsidiaries. We intend to indefinitely reinvest all foreign earnings and have no intention to repatriate foreign earnings for the foreseeable future, except for repatriation of earnings that can be distributed without incurring significant tax expense.

The change in the valuation allowance established against our deferred tax assets for the years ended December 31, 2022, 2021 and 2020 is summarized in the following table *($ in thousands)*:

	Balance at January 1	Additions	Deductions	Balance at December 31
December 31, 2022	$ (160,104)	$ (29,728)	$ 12,015	$ (177,817)
December 31, 2021	$ (123,967)	$ (41,450)	$ 5,313	$ (160,104)
December 31, 2020	$ (79,788)	$ (45,833)	$ 1,654	$ (123,967)

The valuation allowance for each period is used to reduce the deferred tax asset to a more likely than not realizable value. As of December 31, 2022, our valuation allowance relates primarily to net operating loss carryforwards which we do not expect to utilize, most notably in the Netherlands and certain legal entities in Mexico and Jamaica.

As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2022, in part because we have achieved three years of cumulative pretax income in the U.S. federal and state tax jurisdictions, as well as in certain foreign jurisdictions, management determined that there is sufficient positive evidence to conclude that it is more likely than not that additional deferred tax assets of $8.4 million will be realized in future years and released the valuation allowance previously recorded against these deferred tax assets. The change in valuation allowance also includes a net $26.1 million increase in valuation allowance due to current year activity.

As of December 31, 2022, a valuation allowance has been maintained as a reserve on material net deferred tax assets, including loss carry forwards, where the future realization of these deferred tax assets is uncertain. If our operating results continue to improve and our projections show continued utilization of tax attributes, we may consider that as significant positive evidence and our future reassessment may result in the determination that all or a portion of the valuation allowance is no longer required. The exact timing and amount of the valuation allowance releases are ultimately contingent upon the level of profitability achieved in future periods.

We are subject to income taxes in a variety of global jurisdictions. We remain subject to U.S. federal and state examinations of our income tax returns for tax years 2017 to the present. We are also subject to income tax examinations in various foreign jurisdictions for tax years 2011 to the present. We consider the potential outcome of current and future examinations in our assessment of our uncertain tax positions. We had no uncertain tax positions as of December 31, 2022, 2021 and 2020.

Note 6. Related party transactions

Relationship with Hyatt and AMResorts

Hyatt Hotels Corporation ("Hyatt") is considered a related party due to its ownership of our ordinary shares by its affiliated entities. Hyatt also had representation on our Board of Directors until August 18, 2021. We pay Hyatt fees associated with the franchise agreements of our resorts operating under the all-ages Hyatt Ziva and adults-only Hyatt Zilara brands and receive reimbursements for guests who pay for their stay using the World of Hyatt® guest loyalty program.

Hyatt also owns Apple Leisure Group ("ALG"), the brand management platform AMResorts, and various tour operators and travel agencies. We paid AMResorts and its affiliates, as operators of the Jewel Punta Cana and Jewel Palm Beach through December 20, 2022 and January 6, 2023, respectively, management and marketing fees, and sold all-inclusive packages through ALG's tour operators and travel agencies.

Relationship with Sagicor

Sagicor Financial Corporation Limited and its affiliated entities (collectively "Sagicor") is considered a related party due to its ownership of our ordinary shares and representation on our Board of Directors. We pay Sagicor for employee insurance coverage at one of our Jamaica properties. Sagicor is also a part owner of the Jewel Grande Montego Bay Resort & Spa and compensates us as manager of the property.

Relationship with Davidson Kempner Capital Management L.P.

Davidson Kempner Capital Management L.P. ("DKCM") is the investment manager of multiple affiliated funds and is considered a related party due to the DKCM funds' ownership of our ordinary shares. The affiliated funds managed by DKCM were also the lenders to our Property Loan and Additional Credit Facility, which consisted of our Term A1, Term A2 and Term A3 loans (see Note 13). We paid DKCM periodic interest payments related to the outstanding debt through December 16, 2022, when we repaid the principal balances of the Property Loan and Additional Credit Facility in connection with our debt refinancing (see Note 13).

An affiliate of DKCM is a lender of $25.0 million in aggregate principal of the 2022 Term Loan (as defined in Note 13).

Relationship with HG Vora Capital Management, LLC

HG Vora Capital Management, LLC is considered a related party due to its ownership of our ordinary shares and is a lender of $42.5 million in aggregate principal of the 2022 Term Loan (as defined in Note 13).

Lease with our Chief Executive Officer

One of our offices is owned by our Chief Executive Officer and we sublease the space at that location from a third party.

Transactions with related parties

Transactions between us and related parties during the years ended December 31, 2022, 2021 and 2020 were as follows (*$ in thousands*):

Related Party	Transaction	Year Ended December 31, 2022		2021		2020	
Revenues							
ALG	Package revenue	$	18,074	$	2,750	$	—
Sagicor	Cost reimbursements[1]	$	5,113	$	3,253	$	1,870
Expenses							
Hyatt	Franchise fees[2]	$	29,774	$	18,603	$	9,937
Sagicor	Insurance premiums[2]	$	1,131	$	783	$	927
Chief Executive Officer	Lease expense[3]	$	786	$	802	$	770
DKCM	Interest expense[4]	$	27,425	$	21,921	$	—
DKCM	Early termination and other fees[5]	$	5,226	$	—	$	—
AMResorts	Management fees[2]	$	3,279	$	607	$	—
AMResorts	Marketing fees[3]	$	3,702	$	615	$	—

_____

[1] Equivalent amount included as reimbursed costs in the Consolidated Statements of Operations.

[2] Included in direct expense in the Consolidated Statements of Operations with the exception of certain immaterial fees associated with the Hyatt franchise agreements, which are included in selling, general, and administrative expense.

[3] Included in selling, general, and administrative expense in the Consolidated Statements of Operations.

[4] Includes interest expense and amortization of deferred financing costs and discounts incurred through the date the Property Loan and Additional Credit Facility were repaid, as well as $6.3 million of unamortized deferred financing costs and discounts which were written off and included in loss on extinguishment of debt in the Consolidated Statements of Operations.

[5] Included in loss on extinguishment of debt in the Consolidated Statements of Operations.

Note 7. Commitments and contingencies

Litigation, claims and assessments

We are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, and workers' compensation and other employee claims. Most occurrences involving liability and claims of negligence are covered by insurance with solvent insurance carriers. We recognize a liability when we believe the loss is probable and reasonably estimable. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material effect on our Consolidated Financial Statements.

The Dutch Corporate Income Tax Act provides the option of a fiscal unity, which is a consolidated tax regime wherein the profits and losses of group companies can be offset against each other. With the exception of Playa Dominican Resort B.V., Playa Romana B.V., Playa Romana Mar B.V. and Playa Hotels & Resorts N.V., our Dutch companies file as a fiscal unity. Playa Resorts Holding B.V. is the head of our Dutch fiscal unity and all members of the fiscal unity are jointly and severally liable for the tax liabilities of the fiscal unity as a whole.

In 2015, the local taxing authorities in Mexico challenged $3.4 million of value added tax ("VAT") receivable that was recognized in connection with the renovation of the Hyatt Ziva Cancún. During the second quarter of 2022, the tax authorities ruled in our favor resulting in receipt of the VAT and an additional $6.2 million for interest and inflation since the date the VAT refund was requested. The gain of $6.2 million is reported within other income (expense) in the Consolidated Statements of Operations for the year ended December 31, 2022.

Note 8. Leases

We enter into operating leases primarily for administrative offices. Our administrative offices, located in Virginia, Florida and Cancún, are leased under various lease agreements that extend for varying periods through 2025, with the option to extend our Cancún and Florida office leases through 2028 and 2030, respectively. The extension options are reasonably certain to be exercised and included in the amounts recorded.

We also have two finance lease arrangements with third-parties for the construction, management and maintenance of thermal energy plants in the Dominican Republic. Refer to further discussion in Note 13.

Our future minimum lease payments as of December 31, 2022 were as follows *($ in thousands)*:

	Operating Leases	Finance Leases
Minimum future lease payments		
2023	$ 687	$ 848
2024	547	853
2025	572	859
2026	591	864
2027	609	870
Thereafter	956	3,587
Total minimum future lease payments	**3,962**	**7,881**
Less: imputed interest	(490)	(2,224)
Total lease liability[1]	**$ 3,472**	**$ 5,657**

_____
[1] Operating and finance leases are included in other liabilities and debt, respectively, in our Consolidated Balance Sheets**.**

The following table presents the components of lease expense and supplemental cash flow information *($ in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Lease expense[1]	$ 2,319	$ 2,292	$ 2,497
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows for operating leases	$ 825	$ 731	$ 721
Operating cash outflows for finance leases	$ 443	$ 278	$ 112
Financing cash outflows for finance leases	$ 400	$ 161	$ 39

_____
[1] Includes variable and short term lease expenses.

The following table presents other relevant information related to our leases as of December 31, 2022:

	Operating Leases	Finance Leases
Weighted-average remaining lease term	6.32 years	10.29 years
Weighted-average discount rate [1]	4.09 %	7.73 %

_____
[1] The discount rates applied to each operating lease reflect our estimated incremental borrowing rate, which was determined based on lending rates specific to the type of leased real estate. The discount rates applied to our finance leases were implicit in the lease.

We rent certain real estate to third parties for office and retail space within our resorts. Our lessor contracts are considered operating leases and generally have a contractual term of one to three years. The following table presents our rental income for the years ended December 31, 2022, 2021 and 2020 *($ in thousands)*:

		Year Ended December 31,		
Leases	**Financial Statement Classification**	**2022**	**2021**	**2020**
Operating lease income [1]	Non-package revenue	$ 4,197	$ 3,086	$ 1,753

_____
[1] Includes variable lease revenue, which is typically calculated as a percentage of our tenant's net sales.

Note 9. Ordinary shares

In December 2018, our Board established a $100.0 million share repurchase program, pursuant to which we may repurchase our outstanding ordinary shares as market conditions and our liquidity warrant. Our Board reauthorized and renewed the repurchase authorization in September 2022 so that there was again $100.0 million available under the program. The repurchase program is subject to certain limitations under Dutch law, including the existing repurchase authorization granted by our shareholders. Repurchases may be made from time to time in the open market, in privately negotiated transactions or by other means (including Rule 10b5-1 trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice.

During the years ended December 31, 2022 and 2020, we repurchased 7,838,992 and 340,109 ordinary shares, respectively, under the program at an average price of $5.90 and $7.35 per share, respectively. During the year ended December 31, 2021, we did not repurchase any shares under the repurchase program. As of December 31, 2022, we had approximately $53.7 million remaining under our share repurchase program.

On June 12, 2020, we issued 4,878,049 ordinary shares in a private placement exempt from registration under the Securities Act in connection with our capital raising efforts. We received $19.6 million in cash consideration, after customary closing costs.

On January 11, 2021, we issued 28,750,000 ordinary shares in connection with a public equity offering. We received $137.7 million in cash consideration, net of underwriting discounts and customary closing costs.

As of December 31, 2022, our ordinary share capital consisted of 158,228,508 ordinary shares outstanding, which have a par value of €0.10 per share. In addition, 3,592,618 restricted shares and 25,326 restricted share units were outstanding under the 2017 Plan (as defined in Note 11). The holders of restricted shares are entitled to vote, but not dispose of, such shares until they vest. The holders of restricted share units are neither entitled to vote nor dispose of such shares until they vest.

Note 10. Warrants

We previously issued 3,000,000 warrants (the "Earnout Warrants") which entitled the holders to acquire one ordinary share for each Earnout Warrant for an exercise price of €0.10 per ordinary share in the event that the price per share underlying the Earnout Warrants on the Nasdaq was greater than $13.00 for a period of more than 20 days out of 30 consecutive trading days within the five years after March 12, 2017. As of December 31, 2021, there were 2,987,770 Earnout Warrants outstanding, none of which were exercisable as of such date. On March 12, 2022, all of the outstanding Earnout Warrants expired by their terms.

Note 11. Share-based compensation

We adopted our 2017 Omnibus Incentive Plan (the "2017 Plan") to attract and retain independent directors, executive officers and other key employees and service providers. The Compensation Committee of our Board of Directors may award share options, share appreciation rights, restricted shares, share units, unrestricted shares, dividend equivalent rights, performance shares and other performance-based awards, other equity-based awards and cash bonus awards under the 2017 Plan, under which 12,000,000 shares are authorized and available for grant. As of December 31, 2022, there were 3,544,837 shares available for future grants under the 2017 Plan. Compensation expense related to the 2017 Plan is recorded within selling, general and administrative expenses in the Consolidated Statements of Operations.

Restricted share awards

Restricted share awards consist of restricted shares and restricted share units that are granted to eligible employees, executives, and board members and consist of ordinary shares (or the right to receive ordinary shares) subject to restrictions and a risk of forfeiture. Restricted share awards issued to employees and executives generally vest over a period of three years, where one-third of the award vests on each of the first three anniversaries of the grant date of the award. Restricted shares issued to our directors for their services as directors vest one year from the grant date of the award.

The vesting of restricted share awards is subject to the holder's continued employment through the applicable vesting date. Unvested restricted share awards will be forfeited if the employee's, executive's, or director's employment terminates during the vesting period, provided that unvested restricted share awards will accelerate upon certain terminations of employment as set forth in the applicable award agreements.

The holders of restricted shares have the right to vote the restricted shares and receive all dividends declared and paid on such shares, provided that dividends paid on unvested restricted shares will be subject to the same conditions and restrictions applicable to the underlying restricted shares. The holders of restricted share units have no right to vote the underlying shares and may be entitled to be credited with dividend equivalents in respect of each cash dividend declared and paid by us, in an amount per share unit equal to the per-share dividend paid on our ordinary shares, which dividend equivalents will be deemed to have been reinvested in additional restricted share units that are subject to the same terms and conditions applicable to the underlying restricted share units to which they relate.

Compensation expense for restricted share awards is measured based upon the fair market value of our ordinary shares at the date of grant and recognized on a straight-line basis over the vesting period.

A summary of our restricted share awards from January 1, 2022 to December 31, 2022 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested balance at January 1, 2022	**3,006,791**	**$ 6.50**
Granted	1,034,850	8.20
Vested	(1,612,799)	6.88
Forfeited	(140,021)	7.56
Unvested balance at December 31, 2022	**2,288,821**	**$ 6.94**

The following table provides additional information on our restricted share awards for the years ended December 31, 2022, 2021 and 2020 (*$ in thousands, except per share data*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Weighted-average grant date fair value	$ 8.20	$ 5.45	$ 7.92
Fair value of vested restricted share awards	$ 13,086	$ 7,455	$ 4,837
Share-based compensation expense	$ 8,665	$ 10,645	$ 9,123

As of December 31, 2022, the unrecognized compensation cost related to restricted share awards was $8.0 million and is expected to be recognized over a weighted-average period of 1.7 years.

Performance share awards

Performance share awards consist of ordinary shares that may become earned and vested based on the achievement of performance targets adopted by our Compensation Committee. The actual number of ordinary shares that ultimately vest will range from 0% to 150% of the target award and will be determined at the end of the three-year performance period based on two performance criteria as defined in the applicable award agreements for the period of performance.

Any ordinary shares that ultimately vest based on the achievement of the applicable performance criteria will be deemed to be vested on the date on which our Compensation Committee certifies the level of achievement of such performance criteria. Except in connection with certain qualifying terminations of employment as set forth in the applicable award agreements, the awards require continued service through the certification date. The holders of these awards have voting rights equivalent to the target level of ordinary shares granted to the holder and any dividends declared on such shares will be accumulated and paid within 30 days after and to the extent the target ordinary shares vest.

The grant date fair value of our awards with market conditions was estimated using a Monte-Carlo model. The table below summarizes the key inputs used in the Monte-Carlo simulation *($ in thousands)*:

Performance Award Grant Date	Percentage of Total Award	Grant Date Fair Value by Component	Volatility [1]	Interest Rate [2]	Dividend Yield
January 2, 2020 [3]					
Total Shareholder Return	50 %	$ 1,334	24.87 %	1.58 %	— %
Adjusted EBITDA Comparison	50 %	$ 2,187	— %	— %	— %
January 4, 2021					
Peer Shareholder Return	50 %	$ 3,088	57.69 %	0.16 %	— %
Growth Rate	50 %	$ 2,230	57.69 %	0.16 %	— %
January 4, 2022					
Peer Shareholder Return	50 %	$ 1,689	67.79 %	1.01 %	— %
Growth Rate	50 %	$ 1,346	67.79 %	1.01 %	— %

---

[1] Expected volatility for 2020 and 2021 grants was determined based on the historical share prices in our industry. Expected volatility for 2022 grants was determined based on Playa's historical share prices.

[2] The risk-free rate was based on U.S. Treasury zero coupon issues with a remaining term equal to the remaining term of the measurement period.

[3] Due to the adverse effects of COVID-19, all outstanding performance share awards were voluntarily waived and forfeited during the fourth quarter of 2020 and accounted for as cancellations under ASC 718. These performance share awards were returned to the pool of shares available for future grants under the 2017 Plan.

In the table above, the total shareholder return ("TSR"), peer shareholder return, and growth rate components are market conditions as defined by ASC 718, *Compensation—Stock Compensation*, and compensation expense related to these components is recognized on a straight-line basis over the vesting period. The peer shareholder return component may vest between 0% and 150% of target based on the TSR of our ordinary shares relative to those of our peer group, with the award capped at 100% of target should Playa's TSR be negative. The growth rate component may vest up to 100% of target based on the compound annual growth rate of the price of our ordinary shares.

The grant date fair value of the portion of the awards based on the compounded annual growth rate of our Adjusted EBITDA (as defined in Note 18) was based on the closing stock price of our ordinary shares on such date. The Adjusted EBITDA component was a performance condition as defined by ASC 718, and, therefore, compensation expense related to this component was reassessed at each reporting date based on our estimate of the probable level of achievement, and the accrual of compensation expense was adjusted as appropriate.

A summary of our performance share awards from January 1, 2022 to December 31, 2022 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested balance at January 1, 2022	**1,027,519**	**$ 5.18**
Granted	374,998	8.10
Vested	(16,421)	4.34
Forfeited	(56,973)	4.34
Unvested balance at December 31, 2022	**1,329,123**	**$ 6.05**

The following table provides additional information on our performance share awards for the years ended December 31, 2022, 2021 and 2020 *($ in thousands, except per share data)*:

	Year Ended December 31,		
	2022	**2021**	**2020**
Weighted-average grant date fair value	$ 8.10	$ 5.18	$ 6.38
Fair value of vested performance share awards	$ 130	$ —	$ —
Share-based compensation expense	$ 3,227	$ 2,518	$ 1,035

As of December 31, 2022, the unrecognized compensation cost related to performance share awards was $3.6 million and is expected to be recognized over a weighted-average period of 1.6 years.

Note 12. Earnings per share

Basic and diluted earnings or loss per share ("EPS") were as follows (*$ in thousands, except share data*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Numerator			
Net income (loss)	$ 56,706	$ (89,682)	$ (262,370)
Denominator			
Denominator for basic EPS - weighted-average number of shares outstanding	164,782,886	163,370,410	132,210,205
Effect of dilutive securities			
Unvested performance share awards	546,790	—	—
Unvested restricted share awards	748,126	—	—
Denominator for diluted EPS - adjusted weighted-average number of shares outstanding	166,077,802	163,370,410	132,210,205
EPS - Basic	**$ 0.34**	**$ (0.55)**	**$ (1.98)**
EPS - Diluted	**$ 0.34**	**$ (0.55)**	**$ (1.98)**

For the years ended December 31, 2022 and 2021, unvested performance share awards of 187,500 and 1,027,519, respectively, were not included in the computation of diluted EPS after assumed conversions as their effect would have been anti-dilutive. The performance targets of our unvested performance share awards were partially achieved as of December 31, 2022 and 2021. As of December 31, 2020, there were no unvested performance share awards.

For the year ended December 31, 2022, we had no anti-dilutive unvested restricted share awards. For the years ended December 31, 2021, and 2020, unvested restricted share awards of 3,006,791 and 2,225,139, respectively, were not included in the computation of diluted EPS as their effect would have been anti-dilutive.

For the years ended December 31, 2021 and 2020, outstanding Earnout Warrants to acquire a total of 2,987,770 ordinary shares were not included in the computation of diluted EPS after assumed conversions because the warrants were not exercisable as of the end of the respective reporting period. On March 12, 2022, all of our outstanding warrants expired and had no impact on diluted EPS for the year ended December 31, 2022.

Note 13. Debt

Our debt consists of the following as of December 31, 2022 and 2021 *($ in thousands)*:

	Interest Rate	Maturity Date	Outstanding Balance as of December 31, 2022	
Senior Secured Credit Facilities				
2022 Revolving Credit Facility [(1)]	SOFR + 3.75%	January 5, 2028	$	—
2022 Term Loan [(2)]	SOFR + 4.25%	January 5, 2029		1,100,000
Total Senior Secured Credit Facilities (at stated value)				1,100,000
Unamortized discount				(32,428)
Unamortized debt issuance costs				(7,776)
Total Senior Secured Credit Facilities, net			$	1,059,796
Finance lease obligations [(3)]			$	5,657
Total debt, net			**$**	**1,065,453**

	Interest Rate	Maturity Date	Outstanding Balance as of December 31, 2021	
Senior Secured Credit Facilities				
Revolving Credit Facility [(1)]	LIBOR + 4.00%	January 27, 2024	$	—
Term Loan [(4)]	LIBOR + 2.75%	April 27, 2024		941,868
Term A1 Loan	11.4777%	April 27, 2024		35,000
Term A2 Loan	11.4777%	April 27, 2024		31,000
Term A3 Loan [(4)]	LIBOR + 3.00%	April 27, 2024		27,319
Total Senior Secured Credit Facilities (at stated value)				1,035,187
Unamortized discount				(1,153)
Unamortized debt issuance costs				(4,207)
Total Senior Secured Credit Facilities, net			$	1,029,827
Property Loan				
Property Loan (at stated value)	9.25%	July 1, 2025	$	110,000
Unamortized discount				(3,107)
Unamortized debt issuance costs				(3,459)
Total Property Loan, net			$	103,434
Finance lease obligations [(3)]			$	6,058
Total debt, net			**$**	**1,139,319**

[(1)] Undrawn balances bear interest between 0.25% and 0.50% depending on certain leverage ratios. We had $225.0 million and $85.0 million available as of December 31, 2022 and 2021, respectively.

[(2)] One-month SOFR was subject to a 0.50% floor. The effective interest rate for the 2022 Term Loan was 8.58% as of December 31, 2022.

[(3)] Interest expense for our finance leases was $0.4 million, $0.3 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

[(4)] One-month LIBOR was subject to a 1.00% floor. The effective interest rate for the Term Loan and Term A3 Loan was 3.75% and 4.00%, respectively, as of December 31, 2021. Our two interest rate swaps fixed LIBOR at 2.85% on $800.0 million of our Term Loan (see Note 14).

Aggregate debt maturities for future annual periods are as follows *($ in thousands)*:

| | As of December 31, 2022 |
	2022 Term Loan
2023	$ 11,000
2024	11,000
2025	11,000
2026	11,000
2027	11,000
Thereafter	1,045,000
Total debt maturities	**$ 1,100,000**

Senior Secured Credit Facility

Playa Resorts Holding B.V., a subsidiary of ours, previously held a senior secured credit facility ("Senior Secured Credit Facility") dated as of April 27, 2017, which consisted of a term loan facility that was scheduled to mature on April 27, 2024 ("Term Loan") and a revolving credit facility that was scheduled to mature on January 27, 2024 ("Revolving Credit Facility"). The Term Loan bore interest at a rate per annum equal to LIBOR plus 2.75% (where the applicable LIBOR rate has a 1.00% floor). The Revolving Credit Facility bore interest at LIBOR plus 4.00%. We were required to pay a commitment fee ranging from 0.25% to 0.50% per annum on the average daily undrawn balance of the Revolving Credit Facility.

On May 20, 2022, we repaid $24.9 million of the outstanding balance on our Term Loan in addition to our quarterly principal payments as a result of the sale of the Jewel Dunn's River Beach Resort & Spa and Jewel Runaway Bay Beach Resort & Waterpark in May 2020. The repayment represented 100% of the net proceeds from the sale, after deducting incremental expenses and capital expenditures incurred across our portfolio for 24 months following the sale.

Second Restatement Agreement

On December 16, 2022, we entered into the Second Restatement Agreement to amend and restate our Senior Secured Credit Facility (the "Restated Credit Facility"). The Restated Credit Facility consists of (i) a $225.0 million revolving line of credit with a maturity date of January 5, 2028 (the "2022 Revolving Credit Facility") and (ii) a $1.1 billion term loan with a maturity of January 5, 2029 (the "2022 Term Loan" and collectively with the 2022 Revolving Credit Facility, the "2022 Senior Secured Credit Facility"). The 2022 Revolving Credit Facility also includes a $25.0 million subfacility for the issuance of standby letters of credit and $25.0 million of the 2022 Revolving Credit Facility is available as swingline loans. The Restated Credit Facility includes provisions permitting future increases in the amount of term loans and revolving loan commitments, subject to the agreement of one or more new or existing lenders to provide such additional amounts and certain other customary conditions.

The 2022 Term Loan bears interest at our option of either a base rate plus a margin of 3.25% or SOFR plus a margin of 4.25% (where the applicable SOFR rate has a 0.50% floor). The 2022 Revolving Credit Facility bears interest at our option of either a base rate plus a margin ranging from 2.25% to 2.75% or SOFR plus a margin ranging from 3.25% to 3.75%, in each case, depending on the level of our consolidated secured net leverage ratio in effect from time to time. In addition, under the 2022 Revolving Credit Facility, we will pay an unused commitment fee on the average daily undrawn amount at a rate that varies between 0.25% and 0.50%, depending on the level of our consolidated secured net leverage ratio in effect from time to time.

The obligations under the Restated Credit Facility guaranteed by substantially all of our material subsidiaries, subject to certain exceptions. The obligations are further guaranteed by the Company on a limited recourse basis, with such guaranty being secured by a lien on the capital stock of the Borrower. The obligations are further secured by, among other things, a lien on (i) all hotels located in Mexico, (ii) certain personal property associated with such hotel properties and (iii) pledges of equity interests in certain subsidiaries that directly or indirectly own equity interests in any hotel property or certain management companies.

The proceeds received from the 2022 Term Loan were used to repay the existing Term Loan, and the Term A1 Loan, Term A2 Loan, Term A3 Loan, and Property Loan under our former Additional Credit Facility, and for other corporate purposes.

The 2022 Term Loan and repayment of our existing Term Loan were accounted for as a partial modification and partial extinguishment of debt, which resulted in a loss on extinguishment of debt of $6.8 million and transaction costs of $12.9 million. The transaction costs are included in selling, general, and administrative expense in the Consolidated Statements of Operations.

The repayment of the Term A1 Loan, Term A2 Loan, Term A3 Loan, and Property Loan was accounted for as an extinguishment of debt. We were required to pay early termination and other fees of $5.2 million and expense $6.3 million of unamortized discounts and debt issuance costs, which resulted in a loss on extinguishment of debt of $11.5 million.

Finance lease obligation

On July 1, 2020, we entered into a twelve-year finance lease arrangement with a third-party for the construction, management and maintenance of a thermal energy plant located at the Hyatt Ziva and Hyatt Zilara Cap Cana. We recognized a $2.3 million right-of-use asset and lease liability within property and equipment, net and debt, respectively, on the Consolidated Balance Sheets.

On October 1, 2021, we entered into a ten-year finance lease arrangement with a third-party for the construction, management and maintenance of a thermal energy plant located at the Hilton La Romana All-Inclusive Resort. We recognized a $3.9 million right-of-use asset and lease liability within property and equipment, net and debt, respectively, on the Consolidated Balance Sheets.

Financial maintenance covenants

We were in compliance with all applicable covenants as of December 31, 2022. A summary of our applicable covenants and restrictions is as follows:

Debt	Covenant Terms
2022 Senior Secured Credit Facility	We are subject to a total net leverage ratio of 5.20x if we have more than 35% drawn on the 2022 Revolving Credit Facility.

During the second quarter of 2022, our restricted cash balance related to our Property Loan was released into unrestricted cash as the Hyatt Ziva and Hyatt Zilara Cap Cana and Hilton Rose Hall Resort & Spa properties achieved the required debt service coverage ratio for two consecutive quarters. We had no restricted cash as of December 31, 2022.

Note 14. Derivative financial instruments

Our two interest rate swaps previously mitigated the interest rate risk inherent to our floating rate debt that was tied to LIBOR, including the Revolving Credit Facility and Term Loan. The interest rate swaps are not for trading purposes and have fixed notional values of $200.0 million and $600.0 million. The fixed rate paid by us is 2.85% and the variable rate received resets monthly to the one-month LIBOR rate, which resulted in us fixing LIBOR at 2.85% on $800.0 million of our Term Loan. The interest rate swaps mature on March 31, 2023.

Our interest rate swaps were designated as cash flow hedges, but were deemed ineffective due to the decrease in interest rates in February 2020. All changes in fair value are recognized through interest expense in the Consolidated Statements of Operations.

The following tables present the effect of our interest rate swaps, net of tax, in the Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 (*$ in thousands*):

	2022	2021	2020
AOCI from our cash flow hedges as of January 1	$ 14,632	$ 26,369	$ 20,164
Change in fair value	—	—	16,956
Reclassification from AOCI to interest expense	(2,894)	(2,894)	(1,908)
OCI related to our cash flow hedges for the three months ended March 31	(2,894)	(2,894)	15,048
Change in fair value	—	—	—
Reclassification from AOCI to interest expense	(2,926)	(2,926)	(2,926)
OCI related to our cash flow hedges for the three months ended June 30	(2,926)	(2,926)	(2,926)
Change in fair value	—	—	—
Reclassification from AOCI to interest expense	(2,958)	(2,958)	(2,958)
OCI related to our cash flow hedges for the three months ended September 30	(2,958)	(2,958)	(2,958)
Change in fair value	—	—	—
Reclassification from AOCI to interest expense	(2,959)	(2,959)	(2,959)
AOCI from our cash flow hedges as of December 31[1]	$ 2,895	$ 14,632	$ 26,369

_____

[1] As of December 31, 2022, the total amount expected to be reclassified from AOCI to interest expense during the remaining three month term is $2.9 million, which represents prior losses recognized in AOCI when our interest rate swaps were deemed effective hedges.

	Financial Statement Classification	Year Ended December 31,		
Derivative Instruments for Ineffective Hedges		2022	2021	2020
Interest rate swaps[1]	Interest expense	$ (4,948)	$ 10,223	$ 26,299

_____

[1] Includes the (gain) or loss from the change in fair value of our interest rate swaps and the cash interest paid or received for the monthly settlements of the derivative.

The following tables present the effect of our interest rate swaps in the Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021 (*$ in thousands*):

	Financial Statement Classification	As of December 31,	
Derivative Assets for Ineffective Hedges		2022	2021
Interest rate swaps	Derivative financial instruments	$ 3,510	$ —

	Financial Statement Classification	As of December 31,	
Derivative Liabilities for Ineffective Hedges		2022	2021
Interest rate swaps	Derivative financial instruments	$ —	$ 22,543

Derivative financial instruments expose us to credit risk in the event of non-performance by the counterparty under the terms of the interest rate swaps. We incorporate these counterparty credit risks in our fair value measurements (see Note 15) and believe we minimize this credit risk by transacting with major creditworthy financial institutions.

Note 15. Fair value of financial instruments

The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. U.S. GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of observability of inputs used in measuring fair value as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2: Unadjusted quoted prices for similar assets or liabilities in active markets, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

- Level 3: Inputs are unobservable and reflect our judgments about assumptions that market participants would use in pricing an asset or liability.

We believe the carrying value of our financial instruments, excluding our debt, approximate their fair values as of December 31, 2022 and 2021. Our only Level 3 financial instrument in our Consolidated Financial Statements is our pension obligation (refer to Note 16 for further discussion).

The following tables present our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021 (*$ in thousands*):

Financial Assets	December 31, 2022		Level 1		Level 2		Level 3
Fair value measurements on a recurring basis							
Interest rate swap	$	3,510	$	—	$	3,510	$	—

Financial Liabilities	December 31, 2021		Level 1		Level 2		Level 3
Fair value measurements on a recurring basis							
Interest rate swap	$	22,543	$	—	$	22,543	$	—

The following tables present our fair value hierarchy for our financial liabilities not measured at fair value as of December 31, 2022 and 2021 (*$ in thousands*):

	Carrying Value		Fair Value				
	As of December 31, 2022		Level 1		Level 2		Level 3
Financial liabilities not recorded at fair value							
2022 Term Loan	$	1,059,796	$	—	$	—	$ 1,114,860
Total liabilities	**$**	**1,059,796**	**$**	**—**	**$**	**—**	**$ 1,114,860**

	Carrying Value		Fair Value				
	As of December 31, 2021		Level 1		Level 2		Level 3
Financial liabilities not recorded at fair value							
Term Loan	$	938,788	$	—	$	—	$ 924,917
Term A1 Loan		34,151		—		—	35,598
Term A2 Loan		30,248		—		—	31,530
Term A3 Loan		26,640		—		—	27,006
Property Loan		103,434		—		—	111,593
Total liabilities	**$**	**1,133,261**	**$**	**—**	**$**	**—**	**$ 1,130,644**

The following table summarizes the valuation techniques used to estimate the fair value of our financial instruments measured at fair value on a recurring basis and our financial instruments not measured at fair value:

	Valuation Technique
Financial instruments recorded at fair value	
Interest rate swaps	The fair value of the interest rate swaps is estimated based on the expected future cash flows by incorporating the notional amount of the swaps, the contractual period to maturity, and observable market-based inputs, including interest rate curves. The fair value also incorporates credit valuation adjustments to appropriately reflect nonperformance risk. The fair value of our interest rate swaps is largely dependent on forecasted LIBOR as of the measurement date. If, in subsequent periods, forecasted LIBOR exceeds 2.85%, we will recognize a gain and future cash inflows. Conversely, if forecasted LIBOR falls below 2.85% in subsequent periods, we will recognize a loss and future cash outflows.
Financial instruments not recorded at fair value	
Term Loans and Property Loan	The fair value of our Term Loans and Property Loan are estimated using cash flow projections over the remaining contractual period by applying market forward rates and discounting back at the appropriate discount rate.
Revolving Credit Facilities	The valuation technique of our Revolving Credit Facilities is consistent with our Term Loans. The fair value of the Revolving Credit Facilities generally approximates its carrying value as the expected term is significantly shorter in duration.

Note 16. Employee benefit plan

In accordance with labor law regulations in Mexico, certain employees are legally entitled to receive severance that is commensurate with the tenure they had with us at the time of termination. Our pension obligation is a Level 3 financial instrument that is recorded at fair value and calculated using actuarial valuations by applying the "projected unit credit method." The fair value as of December 31, 2022 and 2021 was determined based on the application of certain assumptions including a discount rate, mortality (using the EMSSAH-09 and EMSSAM-09 mortality tables), salary increase and estimated personnel turnover and disability.

The following table sets forth our pension obligation, funded status and accumulated pension obligation as of December 31, 2022 and 2021 (*$ in thousands*):

| | As of December 31, | | | |
	2022		2021	
Change in pension obligation				
Balance at beginning of period	$	5,990	$	6,231
Service cost		857		832
Interest cost		517		423
Actuarial loss (gain)		379		(266)
Effect of foreign exchange rates		431		(194)
Curtailment		—		29
Benefits paid		(397)		(1,065)
Balance at end of period	$	7,777	$	5,990
Underfunded status		(7,777)		(5,990)
Accumulated pension obligation	$	(5,486)	$	(4,265)

There were no plan assets as of December 31, 2022 or 2021 as contributions are made only to the extent benefits are paid. The underfunded status of the plan is recorded in other liabilities in the Consolidated Balance Sheets. Actuarial gains and losses are recognized in the Consolidated Statements of Operations.

The following table presents the components of net periodic pension cost for the years ended December 31, 2022, 2021 and 2020 (*$ in thousands*):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Service cost	$	857	$	832	$	822
Interest cost		517		423		428
Effect of foreign exchange rates		431		(194)		(560)
Amortization of prior service cost		1		1		1
Amortization of loss		—		2		6
Compensation-non-retirement post-employment benefits		237		694		214
Settlement and curtailment gain		(82)		(406)		(289)
Total net periodic pension cost	$	1,961	$	1,352	$	622

The service cost component of net periodic pension cost is recorded within direct expense in the Consolidated Statements of Operations, while all other components are recorded within other income (expense).

The weighted-average assumptions used to determine the pension obligation as of December 31, 2022 and 2021 and the net periodic pension cost for the years ended December 31, 2022, 2021 and 2020 were as follows:

| | As of December 31, | | |
	2022	2021	2020
Discount rate	9.22 %	8.00 %	7.10 %
Rate of compensation increase	4.79 %	4.79 %	4.79 %

The discount rate reflects the current rate at which our pension obligations could be effectively settled on the measurement date. The discount rate was determined by our actuary based on a yield curve constructed from a portfolio of zero-coupon government bonds for which the timing and amount of cash flows approximate the estimated benefit payments of the plan. The plan's expected cash flows are then discounted using the applicable spot rate from the yield curve to determine a single effective discount rate.

The following table represents our expected plan payments for the next five years and thereafter (*$ in thousands*):

	As of December 31, 2022
2023	$ 849
2024	935
2025	1,000
2026	1,056
2027	1,126
Thereafter	5,324
Total expected plan payments	**$ 10,290**

Note 17. Other balance sheet items

Trade and other receivables, net

The following summarizes the balances of trade and other receivables, net as of December 31, 2022 and 2021 (*$ in thousands):*

	As of December 31,	
	2022	**2021**
Gross trade and other receivables[1]	$ 63,396	$ 47,382
Allowance for doubtful accounts	(450)	(1,940)
Total trade and other receivables, net	**$ 62,946**	**$ 45,442**

———
[1] The opening balance as of January 1, 2021 was $28.3 million.

Financial instruments that are subject to credit risk consist primarily of trade accounts receivable. Trade accounts receivable are generated from sales of services to customers in the United States, Canada, Europe, Latin America and Asia. Our policy is to mitigate this risk by granting a credit limit to each client depending on the client's volume and credit quality. In order to increase the initially established credit limit, approval is required from the credit manager. Each resort periodically reviews the age of the clients' balances and the balances which may be of doubtful recoverability.

We do not require collateral or other security in support of accounts receivable. Allowances are provided for individual accounts receivable when we become aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer's operating results, or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. We also consider broader factors in evaluating the sufficiency of our allowances for doubtful accounts, including the length of time receivables are past due, significant one-time events and historical experience.

The gross carrying amount of the trade and other receivables balance is reduced by an allowance for doubtful accounts that reflects our estimate of amounts that will not be collected. The allowance is based on historical loss experience, specific risks identified in collection matters and analysis of past due balances identified in the aging detail. We have not experienced any significant write-offs to our accounts receivable.

During the years ended December 31, 2022 and 2021, we reversed $1.5 million and $0.8 million, respectively, of our allowance for doubtful accounts and bad debt expense as a result of cash collections following the economic recovery from the COVID-19 pandemic. During the year ended December 31, 2020, we recognized bad debt expense of $3.1 million primarily as result of the COVID-19 pandemic and its effect on tour operators and travel agencies.

The change in the allowance for doubtful accounts for the years ended December 31, 2022, 2021 and 2020 is summarized in the following table *($ in thousands)*:

	Balance at January 1	Additions	Deductions[1]	Balance at December 31
December 31, 2022	$ (1,940)	$ (656)	$ 2,146	$ (450)
December 31, 2021	$ (2,913)	$ (107)	$ 1,080	$ (1,940)
December 31, 2020	$ (1,765)	$ (3,115)	$ 1,967	$ (2,913)

---

[1] Includes reversals of our bad debt expense and write offs of our allowance for doubtful accounts.

Prepayments and other assets

The following summarizes the balances of prepayments and other assets as of December 31, 2022 and 2021 *($ in thousands)*:

	As of December 31,	
	2022	2021
Advances to suppliers	$ 12,683	$ 8,327
Prepaid income taxes	11,809	11,101
Prepaid other taxes[1]	4,539	7,995
Operating lease right-of-use assets	2,968	3,766
Key money[2]	6,735	2,376
Other assets	5,443	5,075
Total prepayments and other assets	**$ 44,177**	**$ 38,640**

---

[1] Includes recoverable value-added tax, general consumption tax, and other sales tax accumulated by our Mexico, Jamaica, Dutch and Dominican Republic entities.

[2] Includes a payment of $4.5 million in key money to the owner of one of our managed resorts in October 2022.

Goodwill

We recognized no goodwill impairment losses on our reporting units nor any additions to goodwill during the years ended December 31, 2022 and 2021. The gross carrying values and accumulated impairment losses of goodwill by reportable segment (refer to discussion of our reportable segments in Note 18) as of December 31, 2022 and 2021 were as follows *($ in thousands)*:

	Yucatán Peninsula	Pacific Coast	Dominican Republic	Jamaica	Total
Gross carrying value	$ 51,731	$ —	$ —	$ 35,879	$ 87,610
Accumulated impairment losses	(6,168)	—	—	(19,788)	(25,956)
Net carrying value	**$ 45,563**	**$ —**	**$ —**	**$ 16,091**	**$ 61,654**

A summary of our goodwill impairment losses, by reporting unit, recognized within impairment loss in the Consolidated Statements of Operations for the year ended December 31, 2020 is as follows *($ in thousands)*:

Reporting Unit	Reportable Segment	Year Ended December 31, 2020
Jewel Runaway Bay Beach Resort & Waterpark	Jamaica	$ 7,604
Jewel Dunn's River Beach Resort & Spa	Jamaica	$ 5,612
Jewel Paradise Cove Beach Resort & Spa	Jamaica	$ 4,489
Hilton Rose Hall Resort & Spa	Jamaica	$ 2,083

Other intangible assets

Other intangible assets as of December 31, 2022 and 2021 consisted of the following (*$ in thousands*):

	As of December 31,	
	2022	**2021**
Gross carrying value		
Casino and other licenses[1]	$ 875	$ 875
Management contract	1,900	1,900
Enterprise resource planning system[2]	6,375	6,402
Other	4,499	4,073
Total gross carrying value	**13,649**	**13,250**
Accumulated amortization		
Management contract	(428)	(333)
Enterprise resource planning system[2]	(2,771)	(1,895)
Other	(3,894)	(3,390)
Total accumulated amortization	**(7,093)**	**(5,618)**
Net carrying value		
Casino and other licenses[1]	875	875
Management contract	1,472	1,567
Enterprise resource planning system[2]	3,604	4,507
Other	605	683
Total net carrying value	**$ 6,556**	**$ 7,632**

---

[1] Our casino licenses have indefinite lives. Accordingly, there is no associated amortization expense or accumulated amortization.

[2] Represents software development costs incurred to develop and implement SAP as our integrated enterprise resource planning system, of which $0.2 million and $0.9 million was placed into service in 2022 and 2021, respectively, and is being amortized over a weighted-average amortization period of 7 years.

Amortization expense for intangible assets was $1.5 million, $1.4 million and $1.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. Amortization expense for our intangible assets with finite lives is expected to be as follows (*$ in thousands*):

	As of December 31, 2022
2023	$ 1,336
2024	1,115
2025	1,008
2026	672
2027	390
Thereafter	1,160
Total future amortization expense	**$ 5,681**

Trade and other payables

The following summarizes the balances of trade and other payables as of December 31, 2022 and 2021 *($ in thousands)*:

	As of December 31,			
	2022		**2021**	
Trade payables	$	28,422	$	23,843
Advance deposits[1]		83,262		62,644
Withholding and other taxes payable		31,111		32,655
Interest payable		3,996		99
Payroll and related accruals		29,273		23,998
Accrued expenses and other payables[2]		55,588		16,983
Total trade and other payables	**$**	**231,652**	**$**	**160,222**

[1] The opening balance as of January 1, 2021 was $29.7 million.
[2] As of December 31, 2022, accrued expenses and other payables includes approximately $1.7 million related to share repurchases not yet settled and $29.7 million of unpaid clean up and repair expenses related to Hurricane Fiona.

Other liabilities

The following summarizes the balances of other liabilities as of December 31, 2022 and 2021 *($ in thousands)*:

	As of December 31,			
	2022		**2021**	
Pension obligation	$	7,777	$	5,990
Operating lease liabilities		3,472		4,298
Unfavorable ground lease liability		1,857		1,967
Key money		15,362		16,731
Other		2,217		896
Total other liabilities	**$**	**30,685**	**$**	**29,882**

Note 18. Business segments

We consider each one of our owned resorts to be an operating segment, none of which meets the threshold for a reportable segment. We also allocate resources and assess operating performance based on individual resorts. Our operating segments meet the aggregation criteria and thus, we report four separate reportable segments by geography: (i) Yucatán Peninsula, (ii) Pacific Coast, (iii) Dominican Republic, and (iv) Jamaica.

Our operating segments are components of the business that are managed discretely and for which discrete financial information is reviewed regularly by our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, all of whom represent our chief operating decision maker ("CODM"). Financial information for each reportable segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources. For the years ended December 31, 2022, 2021 and 2020, we have excluded the immaterial amounts of management fees, cost reimbursements and other from our segment reporting.

The performance of our business is evaluated primarily on adjusted earnings before interest expense, income tax benefit, and depreciation and amortization expense ("Adjusted EBITDA"), which should not be considered an alternative to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. The performance of our segments is evaluated on Adjusted EBITDA before corporate expenses and management fees ("Owned Resort EBITDA").

We define Adjusted EBITDA as net income (loss), determined in accordance with U.S. GAAP, for the period presented, before interest expense, income tax benefit, and depreciation and amortization expense, further adjusted to exclude the following items: (a) impairment loss; (b) loss on sale of assets; (c) loss on extinguishment of debt; (d) other income (expense); (e) repairs from hurricanes and tropical storms; (f) contract termination costs; (g) share-based compensation; (h) other tax expense; (i) transaction expense; and (j) severance expense. Adjusted EBITDA includes corporate expenses, which are overhead costs that are essential to support the operation of the Company, including the operations and development of our resorts.

There are limitations to using financial measures such as Adjusted EBITDA and Owned Resort EBITDA. For example, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named financial measures that other companies publish to compare the performance of those companies to our performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income or loss generated by our business or discretionary cash available for investment in our business and investors should carefully consider our U.S. GAAP results presented in our Consolidated Financial Statements.

The following table presents segment Owned Net Revenue, defined as total revenue less compulsory tips paid to employees, cost reimbursements, management fees and other miscellaneous revenue not derived from segment operations, and a reconciliation to total revenue for the years ended December 31, 2022, 2021 and 2020 (*$ in thousands*):

| | Year Ended December 31, | | |
	2022	2021	2020
Owned net revenue [1]			
Yucatán Peninsula	$ 280,161	$ 188,911	$ 109,629
Pacific Coast	128,210	76,811	33,065
Dominican Republic	230,972	149,774	49,898
Jamaica	180,318	97,036	69,173
Segment owned net revenue	**819,661**	**512,532**	**261,765**
Other	2,752	974	367
Management fees	3,828	2,291	807
Cost reimbursements	9,706	5,806	2,189
Compulsory tips	20,316	13,036	8,061
Total revenue	**$ 856,263**	**$ 534,639**	**$ 273,189**

---

[1] Includes $3.0 million in business interruption insurance recoveries for the year ended December 31, 2020 related to the temporary suspension of operations from the COVID-19 pandemic.

The following table presents segment Owned Resort EBITDA, Adjusted EBITDA and a reconciliation to net income (loss) for the years ended December 31, 2022, 2021 and 2020 (*$ in thousands*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Owned Resort EBITDA			
Yucatán Peninsula	$ 105,416	$ 59,538	$ 17,783
Pacific Coast	51,148	23,776	4,281
Dominican Republic[(1)]	76,854	38,141	(6,694)
Jamaica	56,279	14,826	(1,284)
Segment Owned Resort EBITDA	**289,697**	**136,281**	**14,086**
Other corporate[(2)]	(50,906)	(39,401)	(36,066)
Management fees	3,828	2,291	807
Adjusted EBITDA	**242,619**	**99,171**	**(21,173)**
Interest expense	(64,164)	(71,378)	(81,942)
Depreciation and amortization	(78,372)	(81,508)	(92,570)
Impairment loss	—	(24,011)	(55,619)
Loss on sale of assets	(6)	(676)	(2,021)
Loss on extinguishment of debt	(18,307)	—	—
Other income (expense)	3,857	(1,471)	(1,164)
Repairs from hurricanes and tropical storms	(8,074)	(475)	(1,542)
Contract termination fees	—	(400)	—
Share-based compensation	(11,892)	(13,163)	(10,158)
Other tax expense	(502)	(617)	(613)
Transaction expense	(15,110)	(1,321)	(2,497)
Severance expense	—	(1,756)	(3,844)
Non-service cost components of net periodic pension cost (benefit)[(3)]	1,104	520	(200)
Net income (loss) before tax	**51,153**	**(97,085)**	**(273,343)**
Income tax benefit	5,553	7,403	10,973
Net income (loss)	**$ 56,706**	**$ (89,682)**	**$ (262,370)**

[(1)] Includes $7.2 million of business interruption insurance recoveries for the year ended December 31, 2022 related to unavoidable operating costs incurred, net of our deductible, while our resorts were temporarily closed due to the impact of Hurricane Fiona.

[(2)] Includes revenue generated by The Playa Collection of $1.8 million for the year ended December 31, 2022.

[(3)] Represents the non-service cost components of net periodic pension cost or benefit recorded within other income (expense) in the Consolidated Statements of Operations. We include these costs in Adjusted EBITDA as they are considered part of our ongoing resort operations.

The following table presents segment property and equipment, gross and a reconciliation to total property and equipment, net as of December 31, 2022 and 2021 (*$ in thousands*):

	As of December 31,	
	2022	**2021**
Segment property and equipment, gross		
Yucatán Peninsula	$ 676,218	$ 667,618
Pacific Coast	291,372	288,309
Dominican Republic	690,181	684,187
Jamaica	413,563	408,107
Total segment property and equipment, gross	**2,071,334**	**2,048,221**
Corporate property and equipment, gross	5,427	4,802
Accumulated depreciation	(540,194)	(468,449)
Total property and equipment, net	**$ 1,536,567**	**$ 1,584,574**

The following table presents segment capital expenditures and a reconciliation to total capital expenditures for the years ended December 31, 2022, 2021 and 2020 (*$ in thousands*):

	Year Ended December 31,		
	2022	**2021**	**2020**
Segment capital expenditures			
Yucatán Peninsula	$ 10,018	$ 4,957	$ 4,487
Pacific Coast	4,782	1,138	1,345
Dominican Republic	8,163	3,417	9,966
Jamaica	6,304	4,210	3,112
Total segment capital expenditures	**29,267**	**13,722**	**18,910**
Corporate	698	353	160
Total capital expenditures[(1)]	**$ 29,965**	**$ 14,075**	**$ 19,070**

_____

[(1)] Represents gross additions to property and equipment excluding our finance leases.

Note 19. Subsequent events

For our Consolidated Financial Statements as of December 31, 2022, we evaluated subsequent events through February 23, 2023, which is the date the Consolidated Financial Statements were issued.

During the period from January 1, 2023 through January 31, 2023, we purchased 1,541,689 shares at an average price of $6.57 per share. As of January 31, 2023, we had $43.6 million remaining under our $100.0 million share repurchase program.

On February 9, 2023, our Board of Directors authorized a new $200.0 million share repurchase program, which authorization replaced our $100.0 million repurchase authorization announced in September 2022.

(b) Financial Statement Schedule


SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
Playa Hotels & Resorts N.V.
(Parent Company)
Balance Sheets
($ in thousands)


		As of December 31,		
		2022		**2021**
ASSETS				
Cash and cash equivalents	$	13,092	$	8,903
Intercompany receivables from subsidiaries		226		79
Prepayments and other assets		164		100
Investment in subsidiaries		746,487		773,471
Total assets	**$**	**759,969**	**$**	**782,553**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Trade and other payables	$	1,975	$	410
Advances from subsidiaries		93,132		151,309
Total liabilities		**95,107**		**151,719**
Total shareholders' equity		**664,862**		**630,834**
Total liabilities and shareholders' equity	**$**	**759,969**	**$**	**782,553**


The accompanying notes are an integral part of these Condensed Financial Statements.


Playa Hotels & Resorts N.V.
(Parent Company)
Statements of Operations
($ in thousands)

	Year Ended December 31,					
	2022		**2021**		**2020**	
Revenue	$	—	$	—	$	—
Selling, general and administrative expenses		(12,827)		(14,143)		(11,099)
Operating loss		(12,827)		(14,143)		(11,099)
Other income (expense)		58,171		(4)		(5)
Interest income		31		—		—
Net income (loss) before equity in net income (loss) of subsidiaries		45,375		(14,147)		(11,104)
Equity in net income (loss) of subsidiaries		11,331		(75,535)		(251,266)
Net income (loss)	**$**	**56,706**	**$**	**(89,682)**	**$**	**(262,370)**

The accompanying notes are an integral part of these Condensed Financial Statements.

Playa Hotels & Resorts N.V.
(Parent Company)
Statements of Cash Flows
($ in thousands)

	For the Year Ended December 31,		
	2022	**2021**	**2020**
OPERATING ACTIVITIES			
Net cash provided by (used in) operating activities	$ 48,777	$ (347)	$ 2,398
INVESTING ACTIVITIES			
Investment in subsidiaries	—	(139,000)	(161,000)
Net cash used in investing activities	—	**(139,000)**	**(161,000)**
FINANCING ACTIVITIES			
Advances from subsidiaries	—	—	151,309
Repurchase of ordinary shares	(44,588)	—	(2,500)
Proceeds from ordinary shares, net of issuance costs	—	137,716	20,000
Net cash (used in) provided by financing activities	**(44,588)**	**137,716**	**168,809**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**4,189**	**(1,631)**	**10,207**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	$ 8,903	$ 10,534	$ 327
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 13,092	$ 8,903	$ 10,534
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Non-cash repurchases of ordinary shares for tax withholdings	$ —	$ 55	$ 54
Non-cash equity issuance costs	$ —	$ —	$ 442
Par value of vested restricted share awards	$ 182	$ 135	$ 103
Repurchase of ordinary shares not yet settled	$ 1,668	$ —	$ —

The accompanying notes are an integral part of these Condensed Financial Statements.

1. Background and basis of presentation

Playa Hotels & Resorts N.V. ("Playa," "we," "us," or the "Company") was incorporated as a public limited liability company in the Netherlands concurrent with a business combination pursuant to a transaction agreement by and among us, Playa Hotels & Resorts B.V., Pace Holdings Corp., an entity that was formed as a special purpose acquisition company for the purpose of effecting a merger or other similar business combination with one or more target businesses, and New Pace Holdings Corp. Playa became the parent company (holding) of the Company's portfolio through its wholly-owned subsidiary Playa Resorts Holding B.V. When presenting parent company financial statements (our "Condensed Financial Statements"), the Company accounts for its investment in subsidiaries using the equity method of accounting.

Certain of the Company's subsidiaries have material restrictions on their ability to pay dividends or make intercompany loans and advances pursuant to the 2022 Senior Secured Credit Facility (as defined in Note 13 of the Company's Consolidated Financial Statements included elsewhere in this filing). These Condensed Financial Statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of Playa and its subsidiaries constitute more than 25% of the consolidated net assets of the Company and its subsidiaries. This information should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere in this filing.

2. Commitments and contingencies

The legal entity has guaranteed liabilities of certain consolidated group companies, as meant in article 2:403 of the Netherlands Civil Code. The legal entity is therefore jointly and severally liable for the liabilities arising from the legal acts of those group companies. The Company and its subsidiaries are involved in certain litigation and claims, including claims and assessments with taxing authorities, which are incidental to the conduct of its business.

The Dutch Corporate Income Tax Act provides the option of a fiscal unity, which is a consolidated tax regime wherein the profits and losses of group companies can be offset against each other. With the exception of Playa Dominican Resort B.V., Playa Romana B.V., Playa Romana Mar B.V. and Playa Hotels & Resorts N.V., our Dutch companies file as a fiscal unity. Playa Resorts Holding B.V. is the head of our Dutch fiscal unity and all members of the fiscal unity are jointly and severally liable for the tax liabilities of the fiscal unity as a whole.

3. Dividends from subsidiaries

We received $50.0 million, $0 million and $3.5 million in cash dividends for the years ended December 31, 2022, 2021 and 2020, respectively, which are included within operating activities in the Condensed Statements of Cash Flows for all periods presented.

4. Advances from subsidiaries

We received non-interest bearing cash advances of $93.1 million and $58.2 million from our Netherlands and Jamaican subsidiaries, respectively, during the year ending December 31, 2020. These are included within financing activities in the Condensed Statement of Cash Flows. During the year ending December 31, 2022, the cash advances from our Jamaican subsidiaries were forgiven and resulted in $58.2 million of other income within the Condensed Statement of Operations.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") in the role of Principal Executive Officer and our Chief Financial Officer ("CFO") in the role of Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

In accordance with Rule 13a-15(b) of the Exchange Act, as of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and the board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management conducted, under the supervision of our CEO and CFO, an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the 2022 Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

Amendment of Board Rules

The Board Rules of the Company were amended by the Company's Board of Directors, effective February 23, 2023. The amended Board Rules set forth the Company's new policy regarding director time commitments, and implement several administrative updates. This summary is qualified in its entirety by reference to the Board Rules, as amended, which are filed as Exhibit 3.2 to this Annual Report on Form 10-K and incorporated by reference herein.

Third Amendment to 2017 Omnibus Incentive Plan.

Upon the recommendation of the Compensation Committee of the Board of Directors, the Board approved the Third Amendment to the Company's 2017 Omnibus Incentive Plan (the "2017 Plan"), effective February 9, 2023. Pursuant to the Third Amendment, certain provisions of the 2017 Plan were amended in order to provide the Company with greater flexibility to determine the fair market value of shares underlying an equity incentive award for purposes of determining taxable income and the amount of the related tax withholding obligation. This summary is qualified in its entirety by reference to the Third Amendment, which is filed as Exhibit 10.6 to this Annual Report on Form 10-K and incorporated by reference herein.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2023 Annual General Meeting of Shareholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 11. *Executive Compensation.*

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2023 Annual General Meeting of Shareholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Except as provided below, the information required by this item is incorporated by reference to the Company's Proxy Statement for the 2023 Annual General Meeting of Shareholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth information regarding securities authorized for issuance under our equity compensation plan, our 2017 Omnibus Incentive Plan, as of December 31, 2022. See Note 11 to the accompanying Consolidated Financial Statements for additional information regarding our 2017 Omnibus Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining for future issuance under equity compensation plans
Equity compensation plans approved by security holders	25,326	—	3,544,837
Equity compensation plans not approved by security holders	—	—	—
Total	**25,326**	**—**	**3,544,837**

————

[1] Represents unvested restricted share units.

[2] Restricted share units do not have any exercise price.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2023 Annual General Meeting of Shareholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

Item 14. *Principal Accounting Fees and Services.*

The information required by this item is incorporated by reference to the Company's Proxy Statement for the 2023 Annual General Meeting of Shareholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2022.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(1)   *Financial Statements*

The following financial statements are included under a separate caption "Financial Statements and Supplementary Data" in Part II, Item 8 of this Annual Report on the Form 10-K and are incorporated herein by reference:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2022 and 2021.

Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022, 2021 and 2020.

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020.

Notes to Consolidated Financial Statements.

Schedule I - Condensed Financial Information of Registrant

(2)   *Financial Statement Schedules*

All other financial statement schedules are omitted either because they are not required or are not applicable, or because the required information is included in the financial statements or notes thereto.

(3)   *Exhibits*

The following exhibits are filed or furnished, as the case may be, as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit Description
3.1	Articles of Association of Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Company on August 6, 2020)
3.2	Board Rules for Playa Hotels & Resorts N.V., effective February 23, 2023**
4.1	Description of Securities of Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by the Company on February 27, 2020)
10.1	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)
10.2	Form of Director & Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)
10.3*	2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed by Porto Holdco B.V. with the Securities and Exchange Commission on February 7, 2017)
10.4*	First Amendment to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by the Registrant on May 7, 2019)
10.5*	Second Amendment to 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on May 21, 2019)
10.6*	Third Amendment to 2017 Omnibus Incentive Plan**
10.7	Form of Amended and Restated Franchise Agreement by Franchisee named therein and Hyatt Franchising Latin America, L.L.C. (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)
10.8	Form of First Amendment to the Amended and Restated Franchise Agreement by Franchisee named therein and Hyatt Franchising Latin America, L.L.C. (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)
10.9*	Form of Restricted Shares Agreement (incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K filed by the Registrant on March 14, 2017)

Exhibit Number	Exhibit Description
10.10*	Form of Time-Based Restricted Shares Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on June 2, 2017)
10.11*	Form of Performance-Based Restricted Shares Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on June 2, 2017)
10.12	Form of Second Amendment to Franchise Agreement by Franchisee named therein and Hyatt Franchising Latin America, L.L.C. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on February 27, 2018)
10.13	Omnibus Third Amendment to Franchise Agreement Amendment by and among Franchisees named therein and Hyatt Franchising Latin America, L.L.C (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed by the Company on February 24, 2022)
10.14	Shareholder Agreement, dated as of May 31, 2018, by and among JCSD Trustees Services Limited, X Fund Properties Limited and Playa Hotels & Resorts N.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 4, 2018)
10.15*	Executive Employment Agreement, dated as of December 20, 2021, by Playa Resorts Management, LLC, and Bruce D. Wardinski (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by the Company on February 24, 2022)
10.16*	Executive Employment Agreement, dated as of December 20, 2021, by Playa Resorts Management, LLC, and Ryan Hymel (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by the Company on February 24, 2022)
10.17*	Executive Employment Agreement, dated as of December 20, 2021, by Playa Resorts Management, LLC, and Tracy-Marie J. Colden (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by the Company on February 24, 2022)
10.18*	Executive Employment Agreement, dated as of December 20, 2021, by Playa Resorts Management, LLC, and Grigorios Maliassas (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by the Company on February 24, 2022)
10.19*	Executive Employment Agreement, dated as of December 20, 2021, by Playa Resorts Management, LLC, and Fernando Mulet (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by the Company on February 24, 2022).
10.20	Second Restatement Agreement, dated as of December 16, 2022, among Playa Hotels & Resorts N.V., as Holdings, Playa Resorts Holding B.V, as Borrower, the Guarantors party thereto from time to time, Deutsche Bank AG New York Branch, as Administrative Agent and Swing Line Lender, Deutsche Bank México, S.A. Institución de Banca Múltiple, División Fiduciaria identified internally as DB/1715, as Mexican Collateral Agent, and the Lenders party thereto from time to time (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 16, 2022).
21.1	Subsidiaries of Playa Hotels & Resorts N.V.**
23.1	Consent of Deloitte & Touche LLP, independent registered accounting firm
31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from Playa Hotels & Resorts N.V.'s Annual Report on Form 10-K for the period ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements and (vii) Schedule I - Condensed Financial Information of Registrant
104	Inline XBRL for the cover page of this Annual Report on Form 10-K for the year ended December 31, 2022, filed electronically herewith, included in the Exhibit 101 Inline XBRL Document Set.
*	Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of Form 10-K.
**	Filed herewith

Item 16. *Form 10-K Summary.*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Playa Hotels & Resorts N.V.

Date: February 23, 2023   By: /s/ Bruce D. Wardinski
　　　　　　　　　　　　　　　　　　　Bruce D. Wardinski
　　　　　　　　　　　　　　　　　　　Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Bruce D. Wardinski **Bruce D. Wardinski**	Chairman and Chief Executive Officer (Principal Executive Officer)	2/23/2023
/s/ Ryan Hymel **Ryan Hymel**	Chief Financial Officer (Principal Financial Officer)	2/23/2023
/s/ Brandon B. Buhler **Brandon B. Buhler**	Chief Accounting Officer (Principal Accounting Officer)	2/23/2023
/s/ Hal Stanley Jones **Hal Stanley Jones**	Director	2/23/2023
/s/ Elizabeth Lieberman **Elizabeth Lieberman**	Director	2/23/2023
/s/ Karl Peterson **Karl Peterson**	Director	2/23/2023
/s/ Leticia Navarro **Leticia Navarro**	Director	2/23/2023
/s/ Mahmood Khimji **Mahmood Khimji**	Director	2/23/2023
/s/ Maria Miller **Maria Miller**	Director	2/23/2023
/s/ Jeanmarie Cooney **Jeanmarie Cooney**	Director	2/23/2023

[THIS PAGE INTENTIONALLY LEFT BLANK]



WYNDHAM ALLTRA CANCUN

EXECUTIVE MANAGEMENT TEAM

Bruce D. Wardinski
*Chairman and
Chief Executive Officer*

Ryan Hymel
*Executive Vice President
and Chief Financial Officer*

Greg Maliassas
*Executive Vice President
and Chief Operating Officer*

Tracy M. J. Colden
*Executive Vice President
and General Counsel*

Fernando Mulet
*Executive Vice President
and Chief Investment Officer*

Dayna Blank
*Executive Vice President
and Chief People Officer*

Pedram Saif
*Senior Vice President
Investor Relations & Strategy*

BOARD OF DIRECTORS

Bruce D. Wardinski　　*Jeanmarie Cooney*　　*Hal Stanley Jones*

Mahmood Khimji　　*Elizabeth Lieberman*　　*Maria Miller*

Leticia Navarro　　*Karl Peterson*

STOCKHOLDER INFORMATION

Stock Market Information:

Ticker Symbol: PLYA
Market Listed and Traded: NASDAQ

Independent Registered Public Accounting Firm:

Deloitte & Touche LLP
7900 Tysons One Place, Suite 800
McLean, VA 22102
703.251.1000

Deloitte Accountants B.V.
Gustav Mahlerlaan 2970
1081 LA Amsterdam, the Netherlands
+31.88.288.2888

Investor Relations:

3950 University Drive, Suite 301
Fairfax, VA 22030
571.529.6000
ir@playaresorts.com

Annual Meeting of Stockholders:

May 11, 2023

Transfer Agent:

Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA, 02021
877.373.6374



PLAYA
HOTELS & RESORTS®

AMSTERDAM (HEADQUARTERS)
Nieuwezijds Voorburgwal 104 | 1012 SG Amsterdam, the Netherlands | +31.68.255.8430

FAIRFAX
3950 University Drive, Suite 301 | Fairfax, VA 22030 | 571.529.6000

FORT LAUDERDALE
1560 Sawgrass Corporate Parkway, Suite 140 | Sunrise, FL 33323 | 954.453.4531

CANCUN
Blvd. Kukulcan M27, LT 1-02 UC27, 2 LOC B 01 B | Zona Hotelera, Cancun, Benito Juarez
Quintana Roo, Mexico C.P. 77500 | Marina Town Center
+52.998.881.8470

PLAYARESORTS.COM